23

08000370

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ultra Electronics Holdings plc

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**FORMER NAME ____________________

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____________________ JAN 2 5 2008

____________________ THOMSON FINANCIAL

FILE NO. 82- 34976 FISCAL YEAR 12-31-06

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OICF/BY: dw

DAT : 1/24/08

AR/S
12-31-06

innovative
solutions

winning
performance

consistent
delivery

Ultra at a Glance

Ultra Electronics is a defence and aerospace company specialising in the design, manufacture and support of electronic and electro-mechanical systems, sub-systems, products and services for aircraft, ships, submarines, armoured vehicles, surveillance and communication systems, airports and transport systems.

It is organised into three divisions:

	Aircraft & Vehicle Systems	Information & Power Systems	Tactical & Sonar Systems
Major activities	Airframe ice protection systems; Active noise and vibration control; Airframe system electronics; High-integrity data bus network nodes; Armoured vehicle electronic systems; Collaborative working environment solutions; High integrity software and systems; HiPPAG airborne compressors; Specialist pneumatic sub-systems; Human/machine interface equipment; Manned and unmanned vehicle control equipment; Remote weapon station control equipment; Combat mission control equipment; Rugged aircraft harness systems	Airport information management systems; Airport-wide systems integration; Combat systems; Land mine countermeasure systems; Command, control and information systems; Nuclear reactor control and instrumentation; Nucleonic sensors; Data fusion systems; Local situational awareness systems; ID card printers; Radar and electro-optic systems; Surveillance and tracking systems; Naval power conversion; Gas turbine electric start and regeneration systems; Signature measurement and control systems for naval vessels; Transit system power conversion and controls	Anti-submarine warfare systems and equipment; Communications network interfacing equipment; Cryptographic equipment; Data link communication systems; Airborne targeting pods; Loitering munition systems; Radio communication systems; Submarine tactical communication systems; Voice and data communication systems; Airborne anti-submarine warfare systems; Autonomous underwater surveillance systems; Sea mine disposal systems; Sonar systems; Torpedo defence systems; Underwater acoustic countermeasures
Businesses	**Controls▪** **Datel▪** **Electrics▪** **Measurement Systems Inc.▲** **Precision Air Systems▪**	**Advanced Tactical Systems▲** **Airport Systems▪** **Command & Control Systems▪** **EMS▲** **Manufacturing & Card Systems▪** **PMES▪** **SML Technologies▪**	**Audiopack▲** **DNE Technologies▲** **Flightline Systems▲** **Maritime Systems▲** **Ocean Systems▲** **Sonar & Communication Systems▪** **Tactical Communication Systems▲** **Undersea Sensor Systems Inc▲**
Number of employees	**670**	**1,110**	**1,200**
Major customers	BAE Systems Boeing Bombardier Cobham EADS Finmeccanica General Dynamics UK MoD United Technologies US DoD	BAA BAE Systems British Energy BP EADS General Dynamics Lockheed Martin Rolls-Royce UK MoD US DoD	Australian DoD Avon BAE Systems Boeing Canadian DND Cubic Korean DoD Scott UK MoD US DoD
Revenue	**£93.9m 25%**	**£120.5m 32%**	**£162.6m 43%**
	(2005: £84.4m 25%)	(2005: £117.3m 34%)	(2005: £140.7m 41%)

▲ Businesses in North America
▪ Businesses in the United Kingdom

Contents

Financial Highlights

Revenue



£260.4m
£284.4m
£310.7m
£342.4m
£377.0m
+10%
2002
2003
2004
2005
2006

£377.0m

(2005: £342.4m)

Operating profit*



£33.5m
£37.5m
£43.3m
£51.1m
£57.5m
+13%
2002
2003
2004
2005
2006

£57.5m

(2005: £51.1m)

Headline profit before tax*



£29.9m
£34.4m
£40.1m
£47.4m
£54.9m
+16%
2002
2003
2004
2005
2006

£54.9m

(2005: £47.4m)

Dividend per share



11.2p
12.3p
13.8p
15.9p
18.5p
+16%
2002
2003
2004
2005
2006

18.5p

(2005: 15.9p)

Earnings per share*



33.2p
38.2p
43.7p
50.7p
58.4p
+15%
2002
2003
2004
2005
2006

58.4p

(2005: 50.7p)

Operating profit margin*



12.8%
13.2%
13.9%
14.9%
15.3%
2002
2003
2004
2005
2006

15.3%

(2005: 14.9%)

*footnote

operating profit and **operating margin** are before amortisation of intangibles arising on acquisition.

headline profit before tax and **earnings per share** are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.

operating cash flow is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.

cash conversion is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.

net debt comprises bank overdrafts and loans less cash and cash equivalents.

Chairman's Overview

Order book

17% growth

£584m

(2005: £501m)

Dr Julian Blogh, Chairman

Ultra made excellent progress in 2006, achieving strong growth in revenue and profits. The Group's performance reflected increased contributions from its specialist activities in battlespace IT, airport IT systems and underwater battlespace systems and equipment. Contributions were made by the acquisitions completed in 2005 and the two further small acquisitions made during 2006. Several important contracts were secured during 2006, including positions on new programmes that will support further growth of the Group.

These record results reflect the continuing success of Ultra's strategy of gaining strong market positions through being a niche supplier of electronic systems, products and services in growing sectors within the defence and aerospace markets. The resilience of Ultra's financial performance is derived from the Group's broad mix of activities within its twenty businesses. Ultra's ability to combine its niche capabilities enables it to win contracts for complex integrated systems, often involving a number of different Group businesses. Increasingly, Ultra teams with international, world-class partners to access "best of breed" technology. The Group undertakes specialist system and sub-system design and integration, again often using the combined expertise of the Group businesses. The Group has a reputation for successful programme execution, culminating in innovative solutions utilising differentiated technologies delivered on-time to its customers. Ultra's spread of businesses across North America and the UK also enables it to address specific national requirements where a sovereign operational capability must be maintained.

The Group's structure of three divisions with individual businesses addressing specific niche areas under the control of empowered management teams enables it to operate in a flexible and agile way. Ultra's businesses constantly pursue product and process innovation and this places Ultra in a strong position to provide and deliver differentiated products, services and solutions to meet customer requirements. Consequently, the Group sustains leadership positions in niche markets where its technological innovation creates a clear competitive advantage.

Revenue at £377m grew by 10% with the Tactical & Sonar Systems division showing the strongest growth. Operating profit* increased by 13% over the previous year's achievement to £57.5m. This was despite the £4.8m negative impact of weaker exchange rates. At constant currencies year-on-year operating profit* growth would have been 22%. Earnings per share* at 58.4p increased by 15% reflecting lower net bank interest charges and a slightly higher effective tax rate for 2006 than in the prior year. The high quality of these earnings was underscored by good cash generation, reflecting management's continuing focus on this important performance indicator. The conversion of operating profit* to operating cash flow* in the year was 98%. Over the last five years the Group's

innovative
solutions
winning
performance
consistent
delivery

*see footnote on page 01

Earnings per share*

15% growth

58.4p (2005: 50.7p)

Total dividend per share

16% growth

18.5p (2005: 15.9p).

average cash conversion* has been 110%. Consequently, net debt* at the year-end was just £7.2m. The Board will be recommending a final dividend of 12.6p per share, making a total for the year of 18.5p, a 16% increase over 2005.

The acquisitions of Polyflex Aerospace Ltd. and Winfrith Safety Systems were completed in the year. Polyflex, now fully integrated into Ultra's Precision Air Systems business, supplies a broad range of innovative components and sub-systems for high integrity defence and aerospace applications. Winfrith supplies specialist sensors and associated cables for use within nuclear reactors. The products have both civil and military applications and complement Ultra's existing reactor control and instrumentation development activity. Winfrith is now part of the Group's Command & Control Systems business.

In Ultra's main defence markets worldwide, expenditure is increasing on the repair, upgrade and replacement of equipment used in current military operations. This is continuing to exert pressure on defence budgets: however, the absolute level of defence expenditure is still rising. Electronic solutions to provide 'smarter' equipment continue to attract a significant and rising proportion of these budgets. Expenditure is increasing on battlespace IT systems and equipment to provide better situational awareness, target acquisition, command and control and the delivery of the required military effects with a high degree of accuracy. Funds are being spent on equipping and protecting modern armed forces to allow the rapid deployment of light, mobile troops anywhere in the world. Ultra's strategy has successfully positioned the Group to benefit from these trends.

In the civil markets, aerospace remains buoyant and healthy demand continues both for sales of original equipment and for aftermarket spares and repairs. Development programmes for new aircraft types provide Ultra with opportunities to win positions for its innovative solutions. The Group's decision to invest in the 787 programme is validated by Boeing's achievement of 435 firm orders for the aircraft by the end of 2006. The growth in passenger air travel is strong, especially in those areas of the world where rapid population growth is combined with rising disposable incomes. This drives increasing demand for new infrastructure including airport IT systems.

Ultra's performance in 2006 extends its long track record of continuous progress and the Group enters 2007 with a record order book and a strong balance sheet. Ultra has the funds to make further acquisitions that will enhance and complement the Group's range of niche activities in growing market sectors. The Group pursues good quality businesses that can be acquired at sensible prices and to which Ultra's ownership will add value. The record order book of over £580m represents a good increase in the year and provides Ultra with its customary level of earnings visibility. It reflects the Group's strong positions on existing platforms as well as its success in winning positions on new programmes. Despite the growth of Ultra, it remained the case that no single programme contributed more than 5% of sales in the year. This underpinned the resilience of the Group's performance.

Ultra has a broad range of products and services and has a successful track record of winning positions on a wide range of international programmes. Combined with healthy market conditions, this gives the Board confidence in further progress in 2007.

Finally I would like to thank all Ultra employees for their hard work and continuing commitment, which have made such important contributions to the success of the Group.

Dr Julian Blogh, Chairman

*see footnote on page 01

Chief Executive's Overview

Total shareholder return
compound average growth rate over 10 years

18%
calculated since flotation in 1996

Douglas Caster, Chief Executive

In October 2006 Ultra celebrated the tenth anniversary of its flotation on the London Stock Exchange. The long-term strategies that Ultra has pursued have enabled the Group to achieve an annual 18% compound total shareholder return over the ten-year period since flotation. The chart below shows how Ultra's share price has outperformed the overall market and the Group's aerospace and defence peers over the last ten years. This achievement is consistent with Ultra's objective of outperforming the market in terms of annual increases in shareholder value by delivering above average annual increases in earnings.

Last year's annual report and accounts briefly summarised Ultra's strategies to achieve this objective. These are expanded more fully opposite:

Ultra share price – ten year performance



1200
1100
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900
800
700
600
500
400
300
200
100
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Ultra Electronics Holdings plc
FTSE all share price index
FTSE all share aerospace/defence

innovative
solutions
winning
performance
consistent
delivery

1 To concentrate on aerospace and defence
The Group's core competencies, domain knowledge, and market positions give it particular credibility in the aerospace and defence sector worldwide. Core competencies include market positioning to capture large contracts, the management of complex development programmes where risks need careful identification and control, manufacturing and aftermarket support over long timescales and the discipline to meet our commitments. The strategy is to increase the capability of the Group to allow adjacent market sectors that exhibit growth to be served.

2 To be a niche player where the Group has competitive advantage through technology or market position
Within the Group's twenty businesses, over eighty niches can be identified where the aim is to sustain competitive advantage and achieve a world-leading position. The Group values its portfolio of niches, since each offering can be defended against competition through barriers to entry resulting in the potential for superior financial performance. Furthermore these niches provide a high level of resilience for the Group in the face of technological changes or funding cut backs. This wide spread gives the Group low dependency on any single programme or platform.

3 To offer a through-life product and service portfolio that includes systems, sub-systems, products and components
The Group values any position within the supply chain that is held by any particular niche. Frequently, more attractive margins can be generated by providing components than by supplying entire systems. Broadening the scope of the offering from components and products to sub-systems, systems and through-life management is appropriate as this allows Ultra to retain its rank in the supply chain despite our prime contractor customers' desire to reduce the number of direct suppliers. Ultra prefers to retain a leading niche position rather than move into the supply of systems with the hope of higher added value. The scope of Ultra's offering is determined after a rigorous strategic review.

*see footnote on page 01

Operating margin*

15.3%

(2005: 14.9%)

Operating cash conversion*

98%

(2005: 105%)

4 To grow organically and by acquisition
Each Ultra business has a contribution to make to the organic growth of the Group, as well as identifying well matched acquisition targets. To ensure that organic growth is achieved, businesses produce annual five-year strategic plans that target specific opportunities. The focus on cash generation is a key driver to the affordability of suitable acquisitions to augment the Group's growth rate.

5 To have an efficient organisation with committed and competent people
Ultra seeks to maximise efficiency throughout its organisation. The levels of commitment and competency of business management teams is continuously assessed through strategic, budget, organisation and succession, and regular business performance reviews. The Group places a high degree of trust in, and has high expectations of, its senior staff and supports their development and improvement activities. Ultra empowers management teams to run their respective businesses to deliver agreed strategies, meet budgets and continuously to develop their people. Ultra rewards good performance through career development, bonuses and share options. The Group's culture defines work as 'serious but fun'.

6 To be an excellent and strategic supplier to our customers
Having established an initial relationship with customers by offering innovative solutions, businesses are expected to maximise these positions for the long term. This is achieved by nurturing relationships through sustained on-time delivery of high quality products and services. Businesses often create strategic relationships rather than arms-length customer-supplier relationships by offering long-term support or through-life solutions. Many of the Group's niche offerings involve the design and supply of complex products and services which are typically safety or performance-critical in their application. This creates a dependency from the customer's perspective and encourages a long-term strategic relationship.

7 To gain competitive advantage by internal and external teaming
Teaming, internally within the Group or externally with other companies, broadens offerings by combining niche products or linking domain knowledge. It attains competitive advantage by accessing off-the-shelf technology, allowing timely delivery while avoiding expensive development costs and high project risk. Increasingly, Ultra teams with international, world-class partners to access "best of breed" technology and undertakes specialist system and sub-system design and integration, ensuring sovereign operational independence where required.

8 To meet our commitments
Ultra has built a reputation of meeting its commitments. This reputation is not only based on businesses meeting their obligations, but also by establishing a culture which is based on this principle. The Group believes that this reputation is one of its defining and valuable characteristics. Behaving in this way fosters long-term relationships.

Ultra's success has been achieved by positioning its products and services on a broad range of international platforms and programmes. This positioning is created by applying the above strategies to ensure that Ultra's offerings are differentiated from those of the competition in a way that the customer values. Focus is sustained on creating and maintaining this differentiation in the future and on continuing to provide innovative solutions to satisfy evolving customer requirements.

*see footnote on page 01

Aircraft & Vehicle Systems

19%

Buoyant civil aerospace
Ultra's sales of equipment for civil aircraft rose by 19% in 2006, the Group's fastest growing product category

innovative solutions

Ultra, in partnership with GKN Aerospace, is developing the innovative electro-thermal ice protection system solution for the wings of Boeing's new 787 "Dreamliner" aircraft. This team is also developing a similarly innovative solution for the intake ice protection of the Pratt & Whitney engine that powers the new US Joint Strike Fighter aircraft

= new customer... **+ new** technology... **+ new** platform

Ultra has repeatedly demonstrated its ability to design innovative solutions to meet urgent military operational requirements. It delivered systems to enhance the all-round vision of armoured vehicle crews when operating 'under armour'. Ultra also supplies innovative electrical power management systems that improve the operational effectiveness of armoured vehicles.

= new platform

Each Airbus A400M military transport aircraft will contain innovative system solutions from Ultra. Active noise and vibration cancellation systems will reduce the aircraft's internal noise considerably. In the hold, Ultra's innovative electronic network nodes will reduce the weight and improve the reliability of the cargo handling system.

= new technology...
+ new platform

£20m

Astute submarine equipment
The value of Ultra equipment on each additional Astute submarine will exceed £20m

consistent delivery

Ultra's broad range of equipment on each Astute submarine will deliver consistent electrical power for the boat's main systems such as emergency propulsion and signature management, consistent readiness of the weapon suite incorporating the latest version of the Tomahawk cruise missile, and consistent control and instrumentation of the boat's operation, including the nuclear reactor

= **new** technology... + **new** platform

In 2006, Ultra's passenger baggage tracking system at London Heathrow coped with the increased volume of checked bags that resulted from the enhanced terrorist threat. A record of consistently delivering above-target levels of customer satisfaction helped Ultra's selection to provide fully-managed airport IT services at Dublin and Minneapolis St Paul airports.

= **new** customers

Ultra has a world-leading ability to fuse data from different tactical sources to provide a coherent local airspace picture showing friendly and hostile elements. Ultra has supplied systems that consistently deliver local situational awareness to ground commanders in Afghanistan and Iraq.

= **new** capability
+ **new** programme

Tactical & Sonar Systems

£60m

Airborne battlespace IT
Ultra received contracts worth over £60m in 2006 to supply the RAF's supersonic jets with the Litening targeting pod

winning performance

Winning in modern warfare requires an ability to acquire, track and designate small, mobile ground targets. Ultra, teamed with Rafael, is providing the RAF's supersonic jets with such a ground-attack capability. Ultra successfully upgraded and integrated the latest generation of targeting and surveillance pod on Eurofighter Typhoon and on Tornado aircraft

= **new** capability

Small, highly mobile targets will be identified by unmanned aerial vehicles and other surveillance assets. Ultra will undertake a concept demonstration of an air vehicle that can loiter above enemy-held territory and have the ability to attack such time-critical targets – a potentially winning capability in modern warfare.

= **new** capability
+ **new** technology
+ **new** platform

The excellent in-service performance of Ultra's line-of-sight tactical radios has helped it win further large contracts for their supply. The capacity of the radios has been enhanced so that they can keep up with the insatiable demand for the transmission of ever increasing volumes of information.

= **new** capability
+ **new** technology

Key Performance Indicators

	Performance indicator	Definition	2006 result
1	Revenue growth	Growth in total Group revenue compared to the prior year.	10%
2	Profit growth	Growth in Group profit before tax, amortisation of intangibles arising on acquisition and fair value movement on derivatives compared to the prior year.	16%
3	Order book visibility	Order cover for next financial year as percentage of market consensus sales forecast for the year.	61% cover for 2007 on consensus sales of £406m
4	Growth in earnings per share over a three year period.	Growth in earnings per share, before amortisation of intangibles arising on acquisition and fair value movement on derivatives, calculated over a rolling three year period.	52%
5	Cash conversion	Net cash from operating activities, less net purchases of property, plant and equipment, less expenditure on product development and LTIP purchases, expressed as a percentage of profit from operations before amortisation of intangibles arising on acquisition.	98%
6	Interest cover	The ratio of profit from operations before amortisation of intangibles arising on acquisition to finance costs associated with bank borrowings.	22 times
7	Relative total shareholder return	Annual total shareholder return (capital growth plus dividends paid, assuming dividends reinvested) over a rolling three year period compared to the FTSE 250 index.	+2% per annum

The indicators shown above have been identified by the Directors as giving the best overall indication of the Group's long-term success. **Revenue growth** gives a quantified indication of the rate at which the Group's business activity is expanding. **Order book visibility**, based upon expected sales during the year to come, gives the Board confidence as to the achievement of future growth forecasts. A satisfactory **profit growth** trend confirms that additional revenue is being gained without profit margins being compromised. It also indicates that the additional contribution to profits from new acquisitions is greater than the extra financing costs associated with those acquisitions. A key objective of the Board is to increase **earnings per share** at a faster rate than other similar quoted companies in the UK. If successful this should ensure that investors will continue to hold Ultra's shares, rather than those of its peers. The Directors aim to manage the Group so that it continues to generate high levels of cash, which can be then be reinvested in the business in the form of acquisitions. The Board uses **operating cash conversion** as a simple yet reliable measure of cash generation, which represents the major element of the Group's short-term incentive bonus scheme. Whilst free cash will continue to fund Ultra's expansion by acquisition, it is important to ensure that the balance sheet remains sufficiently strong and that the cost of carrying additional debt does not become too high. **Interest cover** is a reliable indicator of balance sheet strength. Finally, it remains the overriding objective of the Board to provide shareholders with a long-term return on their investment in Ultra that exceeds that of other potential equity investments with a similar risk profile. **Total shareholder return** is a suitable measure, as compared to the overall population of FTSE 250 companies.

innovative
solutions
winning
performance
consistent
delivery

*see footnote on page 01

Operating & Financial Review

110%

Operating cash* performance
Over the last five years, the Group's average cash conversion* has been 110%, reflecting the high quality of Ultra's earnings

£35.4m

Investment in 2006
Ultra invested a total of £35.4m in acquisitions, R&D, capital expenditure and new business development

Ultra and its market environment

Ultra Electronics is a group of specialist businesses offering a through-life product and service portfolio that includes systems, sub-systems, products and components for defence, security, aerospace and transport applications. Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance and communication systems, airports and transport systems around the world.

In Ultra's main defence markets, budgets continue to rise. There is a growing emphasis on electronic systems for military platforms to provide smart capability. Increasingly funds are being spent on equipment for surveillance to provide improved military intelligence and on battlespace IT systems to disseminate it in order to achieve information superiority over opponents. Systems that enable precision attack to minimise collateral damage are also being procured and there is an increasing emphasis on the ability to prosecute time-critical targets. The continuing operations in Iraq and Afghanistan are providing opportunities in the UK and North America to provide equipment to satisfy urgent operational requirements and to replace or refurbish worn-out equipment. In the future fewer new platforms will be procured but existing platforms will be upgraded with smarter capabilities through the integration of enhanced electronic solutions. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer innovative solutions to meet customer needs. With its North American and UK supply bases and its proven ability to achieve technology transfer, Ultra can also benefit from the increasing trend for national governments to maintain sovereign operational independence for their armed forces by offering in-country manufacture and through-life support services.

The threat from international terrorism has increased the need for greater protection of economically important assets. Homeland security spending is increasing on surveillance systems for harbours, borders and coastlines and important civil infrastructure installations. Demand is also increasing for economic exclusion zone enforcement capabilities such as offshore patrol vessels.

In civil markets, aerospace remains healthy with both Airbus and Boeing benefiting from large order backlogs and increasing their build rates, thereby driving demand for sales of original equipment. High aircraft utilisation driven by greater demand for air travel as a result of growing populations with higher disposable incomes is also increasing after-market spares and repair activity. The relatively high price of oil is causing a shift in demand from turbo-jet regional aircraft to more fuel efficient turbo-prop aircraft where Ultra has the opportunity to supply cabin quietening systems. The worldwide increase in air travel encourages continuing investment in enhanced airport infrastructure including IT systems.

Ultra's strategies for achieving the objective

The Board's prime objective continues to be to outperform the market in terms of annual increases in shareholder value by delivering above average increases in earnings, and by communicating effectively with shareholders and the financial community generally.

Ultra's strategies to achieve this objective are outlined in the Chief Executive's overview on pages 4 and 5 of this report. Ultra believes that sustainable success is derived from a focus on positioning its products and services on a broad range of major international platforms and programmes. Such successful positioning is achieved by ensuring that Ultra's offerings are differentiated from those of the competition in a manner that the customer values. Focus will be sustained on creating and maintaining this differentiation in the future and on continuing to provide innovative solutions to satisfy customer requirements.

Ultra's success is underpinned by its investment strategy. Ultra has a demonstrated expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group's portfolio of products and services. During 2006 Ultra invested a total of £35.4m (2005: £61.2m) in acquisitions, research & development, capital expenditure and new business development. This investment both contributed directly to the new contracts won in the year and also supports the Group's long-term positioning for future business.

To ensure that this investment strategy remains affordable, Ultra focuses on delivering a high quality of earnings from its operations. Evidence of this quality is the consistently strong cash generation that the Group has achieved. Over the last five years, the average

*see footnote on page 01

Ultra has introduced a range of high-integrity hand-held electronic control units that are similar to games controllers used by young people worldwide. Ultra's innovative solutions are used, however, to control 'the real thing' – remotely controlled cannons mounted on vehicles, used to defend against insurgents

= **new** technology

Ultra has broadened the range of innovative pneumatic components and sub-systems it provides for high-integrity defence and aerospace applications. Ultra demonstrated successfully a novel design of gas cartridge that provides low-cost stored energy for ejecting munitions from aircraft bomb racks

= **new** customers
+ **new** technology
+ **new** platforms
+ **new** markets

conversion of operating profit* to operating cash flow* has been 110%. The cash generated from operations is then available to fund acquisitions – Ultra seeks to maintain a broad balance between organic and acquisition growth. To date, all of Ultra's acquisitions have been funded by free cash flow and so the level of net debt has remained relatively low. In 2006 only two small acquisitions were made due either to the poor quality of the available acquisition targets or the high EBIT multiples that were being demanded for the better quality businesses on offer. Ultra will not overpay for acquisitions and will only proceed to completion where there is a strong business case.

The Group's acquisition strategy is summarised as being the pursuit of bolt-on acquisitions that:

- are defence or aerospace based;
- are in a growth market sector;
- augment a current niche, or
- add a new, related niche, or
- widen Ultra's geographic reach.

The ideal size of acquisitions is currently about £30m to £60m and so "organisation transforming" acquisitions are unlikely. The Group will seek to maintain a robust portfolio of niche activities. In short, the acquisition strategy that has served Ultra well to date will be continued.

Ultra's 2006 results

Ultra once again made excellent progress in 2006, achieving strong growth in revenue and operating profit. The Group's performance was helped by buoyant conditions in civil aerospace, development work on aircraft ice protection systems, together with strong growth in airport and battlespace IT and underwater systems. Contributions were made by the acquisitions completed in 2005 and the further two acquisitions made in 2006 which strengthened Ultra's positions in high-integrity pneumatic components and nuclear reactor controls. Investment in a range of new programmes continued and important contracts were secured during 2006 that will support further growth of the Group. Ultra's continuing success in winning new business on a broad range of international programmes resulted in a record order book of £584m at the year-end.

Group results

Revenue increased to £377.0m, a rise of 10% over the prior year of which 8% was organic. At constant currencies the organic growth would have been 9%. Operating margins* increased to 15.3% compared to 14.9% in the previous year driven mainly by increased volumes, effective execution of development programmes and a continuing focus on operational efficiencies. As a result operating profit* grew by 13% to £57.5m (2005: £51.1m). Net interest payable was 30% lower at £2.6m (2005: £3.7m) due mainly to lower borrowings through the year, so that headline profit before tax* increased by 16% to £54.9m (2005: £47.4m). This was despite a £4.8m negative impact of weaker hedged exchange rates. At constant currencies operating profit* growth was 22%.

The effective tax rate for the Group increased slightly to 28.0% (2005: 27.7%) reflecting the fact that a larger proportion of Ultra's profits were generated in the US and Canada, where marginal tax rates are higher. This resulted in earnings per share* growth of 15% to 58.4p (2005: 50.7p).

Operating cash flow* was again excellent at £56.5m (2005: £53.8m). The conversion of operating profit* to operating cash flow* in the year was 98%. Over the last five years, the Group's average cash conversion* has been 110%, reflecting the high quality of Ultra's earnings. Net debt* at the year-end was £7.2m (2005: £34.3m), after funding an investment of £35.4m in the year. Of this, a total of £7.8m after expenses was spent on acquisitions, with £27.6m (2005: £24.6m) spent on research and development, capital expenditure and new business development. This £35.4m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2006, this amounted to £69.4m (2005: £60.6m) and so, in total, over 18% of Ultra's activity was new product and business development.

At the end of 2006 the Group's order book was valued at the record level of £583.6m, an increase of 16.6% over the position at the same time last year. This impressive order book achievement maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning substantial positions on new programmes.

innovative
solutions
winning
performance
consistent
delivery

*see footnote on page 01

Ultra has a deep understanding of the specialist requirements for designing, supplying and supporting equipment to control the safe operation of nuclear reactors. With the acquisition of Winfrith Safety Systems in the year, Ultra can also now provide specialist sensors to determine levels of nuclear activity

= **new** customer
+ **new** technology
+ **new** market

Ultra provides systems that consistently ensure low magnetic signatures for naval ships and submarines to minimise the risk of triggering a sea mine. This threat is heightened as modern naval operations are likely to be conducted in shallow coastal waters. Ultra is designing the signature management system for the US Navy's new Littoral Combat Ship

= **new** capability
+ **new** platform

2006 acquisitions

In 2006, the Group made two acquisitions, Polyflex Aerospace Ltd ("Polyflex") in January and Winfrith Safety Systems ("Winfrith") in July. The total cash consideration for acquisitions was £7.8m including expenses, financed using Ultra's banking facilities.

Polyflex designs, manufactures and provides in-service support for high pressure pneumatic products for a wide variety of aerospace and defence applications. The business has been subsumed into Precision Air Systems within the Aircraft & Vehicle Systems division and has broadened the Group's range of innovative components and sub-systems for high integrity defence and aerospace programmes.

Winfrith supplies specialist sensors and associated cables for use within nuclear reactors. The products have both civil and military applications and complement Ultra's existing reactor control and instrumentation system design activity. Winfrith is now part of the Group's Command & Control Systems business in the Information & Power Systems division.

Divisional Review

Aircraft & Vehicle Systems

Aircraft & Vehicle Systems, with the integration of Polyflex into Precision Air Systems, comprises five businesses in the UK and US that supply advanced technology products and software for military aircraft, land vehicles and for civil aerospace markets.

Revenue in the division increased by 11% to £93.9m (2005: £84.4m) while operating profit* was 17% lower at £13.2m (2005: £15.9m), giving an operating margin* of 14.1% (2005: 18.8%). The value of the order book at the period-end was £176.9m (2005: £133.8m), the increase mainly reflecting the contract for HiPPAG airborne compressors for the second production tranche of Typhoon aircraft.

Revenue growth was driven by the continuing buoyant conditions in the civil aerospace market with strong sales of Ultra's cabin quietening equipment for the Bombardier Q Series of turboprop aircraft and landing gear control computers for Airbus aircraft. Orders for Boeing's new 787 ("B787") aircraft have been strong and Ultra's investment in this aircraft, developing the Wing Ice Protection system ("WIPS") and proximity sensor electronics, continued as planned. Ultra also saw initial development sales on the US Joint Strike Fighter programme where the Group is developing an ice protection system for the engine intake of the aircraft. Following the acquisition of Polyflex, the division won a number of contracts from new customers for its range of specialist high pressure pneumatic products.

The reduced operating margin* reflected adverse currency effects, reorganisation costs to absorb the Polyflex acquisition into the Group's Precision Air Systems business, and, as expected, the continuing B787 investment. At this early stage in the programme, development sales for the Joint Strike Fighter were taken at no margin.

Highlights of the division's performance in the year that will underpin continuing growth in future years included:

- **continuing progress on the European A400M military transport aircraft programme for which Ultra is developing the landing gear proximity sensing system, the cargo cabin quietening system, the load master's noise control system, the cargo handling floor latch controllers and the landing gear harnesses;**
- **a contract to include design activity relating to the ice protection equipment applicable to the lift fan on the short take-off and landing variant of the US Joint Strike Fighter aircraft;**
- **Ultra supported the initiative to improve the protection provided to UK troops in Iraq and started, late in the year, the supply of indirect vision systems for use on the recently procured Mastiff vehicles. These vision systems were adaptations of those originally developed for the British Army's Trojan and Titan vehicles.**

Information & Power Systems

Information & Power Systems, with the integration of Winfrith into Command & Control Systems, consists of seven businesses in the UK and US that supply information management and power products for defence, commercial and airport applications worldwide.

Revenue in the period grew 3% to £120.5m (2005: £117.3m), while operating profit* improved 7% to £19.3m (2005: £18.1m), giving a divisional operating margin* of 16.0% (2005:15.4%).

*see footnote on page 01

Modern military communication networks increasingly use the protocols developed for the Internet. Ultra has demonstrated in the US a world-leading ability to add high-grade military encryption and to guarantee the required levels of performance of such networks as well as compressing data for transmission via satellites

+ **new** technology

Every naval commander dreads the threat of an attack on his surface ship by a salvo of different torpedoes launched at the same time. In trials with the US Navy, Ultra demonstrated a winning performance in identifying and tracking all threats simultaneously – the first time this had ever been achieved

= **new** technology
+ **new** capability

The order book at the end of the period was £110.2m (2005: £127.9m), the reduction reflecting the timing of contract awards.

The predicted reduction in demand for Ultra's transit system electrical power equipment partially offset the revenue growth elsewhere in the division. The Group did win, however, the first contracts for trackside power units awarded by Network Rail since the end of its major southern region power upgrade programme. The high growth in airport and battlespace IT systems were the principal drivers of revenue growth. Airport Systems benefited from higher activity levels at Heathrow's Terminal 5 as well as a full year's sales contribution from the New Zealand baggage reconciliation system. Revenue was also higher on the Group's IT integration contract at Shanghai airport. Ultra continued to experience strong demand for its ADSI® local situational awareness systems. In particular, sales were made in the US for an air defence airspace management programme through which local commanders in current operations are being provided with an enhanced picture of activity in their local airspace. Following the acquisition of Winfrith, the division won small but important initial contracts from British Energy.

The improvement in the operating margin* was aided by good progress on the reactor control and instrumentation contract for Rolls-Royce as well as the return to profitability of the division's transit power activities following the restructuring in 2005.

New contract wins in the year that will underpin the division's performance in 2007 and beyond included:

- **selection at Dublin and Luton airports for common-use check-in systems and at Minneapolis St Paul to provide an integrated suite of airport IT applications;**
- **the award of a land mine countermeasures contract for the British Army;**
- **a contract to supply shore-based electrical power conversion equipment for the submarine base at Faslane, Scotland.**

Tactical & Sonar Systems

Tactical & Sonar Systems comprises eight businesses in the UK and North America that supply communications and underwater equipment to homeland security and military users worldwide.

Revenue in the division increased by 16% to £162.6m from £140.7m and operating profit* increased 46% to £25.0m (2005: £17.1m). The operating margin* improved to 15.4% (2005: 12.2%). The closing order book value was £296.5m (2005: £239.0m), due mainly to strong demand for the division's battlespace IT products.

The strong revenue growth in the division reflected continuing demand for battlespace IT equipment, especially the repair, upgrade and replacement of products used in current operations in Iraq and Afghanistan. This resulted in strong sales of tactical radio and network communication systems. There was also an initial contribution from the sale of airborne targeting pods for use on RAF Typhoon and Tornado aircraft. In addition, 2006 saw significant sales of underwater battlespace systems and equipment, including increased deliveries of sonobuoys in the US and torpedo defence systems, ship sonars and sea mine disposal systems for the Royal Navy. The division also benefited from a full year's contribution from Audiopack, acquired in 2005.

Operating profit* was increased by the successful completion of the production phase of the UK torpedo defence programme. The profitability of the division was further boosted by higher sales of sonobuoy telemetry receivers and benefited from the completion of older, multi-year contracts for these products. The operating profit* of this division was also enhanced by a significant contribution from Horizon Aerospace, acquired in 2005.

Highlights of the division's performance in the year that will underpin continuing growth in 2007 and beyond included:

- **successful, rapid functional upgrade and initial deliveries of Litening airborne targeting pods for Typhoon and Tornado aircraft;**
- **selection in the UK to lead the capability demonstration phase of a new loitering munitions programme;**
- **successful trials of Ultra's PacketAssure product providing guaranteed quality of service with high grade cryptographic security on military Internet-based communication networks. This is an innovative world first;**
- **successful trials with the US Navy of Ultra's surface ship torpedo defence capability, sharing technology with the UK programme and demonstrating effective protection against multiple incoming threats of different types.**

innovative
solutions
winning
performance
consistent
delivery

*see footnote on page 01

43%

North America
North America is the most important region for Ultra, representing 43% of total Group revenue

13%

Battlespace IT
Revenue from Ultra's battlespace IT systems and equipment increased by 13% in 2006

Sectoral analysis of Ultra's results

Market sector analysis

Defence sales grew by 8% in the year and contributed 76% of Group revenue (2005: 78%). Revenue from battlespace IT systems continued to increase more quickly than average, with an absolute increase of £12.8m or 13%. This product category accounted for 29% of total revenue compared to 28% in the previous year. Much of this revenue came from the US with the increase achieved in sterling terms in spite of the weaker US dollar. Strong growth in sales of military radios and an increase in development sales for upgrades to Ultra's ADSI* product were the key factors. Revenue from sonar equipment rose by just 2% in the year, despite higher sonobuoy sales in the US. Lower export sales of sonobuoys were the explanation for this trend, which meant that the contribution from Ultra's sonar products fell to 24% of revenue (2005: 26%). Sales of equipment for military aircraft remained unchanged as a percentage of Group revenue, as did sales for other defence platforms such as surface ships, submarines and military vehicles. These two product categories accounted for 10% and 13% of sales respectively, with both growing at or close to the overall Group average rate of 10%. Civil markets became more important for Ultra during the year and contributed 24% of the Group's revenue, up from 22% in 2005. The main reason for this was increased demand for original equipment for civil aircraft and the strength of the associated after-market. Civil aircraft equipment revenue increased by 19% overall and this was the fastest growing product category. Finally sales of other civil equipment rose by 15% driven by higher activity levels in Ultra's airport IT business. This category represented 15% of Group revenue (2005: 14%).

Geographic analysis

North America remained the most important region for Ultra, representing 43% of total Group revenue, the same proportion as in 2005 despite the negative translation effect of the weaker US dollar. Revenue from this region increased 10% when expressed in sterling. The main reasons were higher sales of sonobuoys to the US Navy and additional US customer funding for new software applications for the ADSI* and also for the development of ice protection systems for the Boeing 787 and the Joint Strike Fighter. In addition the US acquisitions made in 2005, Horizon Aerospace and Audiopack, contributed for a full year in 2006. Ultra's domestic market in the UK reversed the trend of recent years and, with an absolute increase in revenue of 14%, saw its share of Ultra's sales rise to 40% (2005: 39%). This was due to higher systems development activity at Heathrow Airport's new Terminal 5, increased workload on the new nuclear reactor control system for Rolls-Royce, the supply of the final surface ship torpedo defence systems to the Royal Navy and encouraging progress on a number of new defence systems for the UK MoD. The most significant improvement was in revenue from the Rest of the World, which grew by 18% to account for 8% of Group turnover. The key factors here were an increase in the supply of military radio kits to Korea, the commissioning of a new UltraTrak baggage reconciliation system in New Zealand late in 2005 and higher activity on the new airport system being developed for Shanghai's Pudong airport. Finally revenue from continental Europe fell by 8%, resulting in a 9% contribution to Group turnover. The main reasons for the decline were lower sales of sonobuoys to France, reduced shipments of equipment for the first tranche of the Eurofighter Typhoon aircraft programme and the completion in 2005 of a number of European naval system contracts.

Market trends

Whilst budgets have risen over recent years in Ultra's main defence markets, in both the US and UK the continuing costs of peacekeeping operations is putting strain on these defence budgets. Nevertheless defence budgets continue to increase in real terms throughout the world. In the US, Ultra's biggest defence market, the defence budget for 2006/7 is a record $439 billion to fund the necessary strategic investments to modernise and recapitalise key capabilities in the armed forces. That figure does not include the tens-of-billions of dollars in expected costs for US operations in Iraq and Afghanistan. The administration funds the Iraq and Afghanistan deployments through separate legislation. The President's defence budget request for FY08 totals $481 billion to finance improved readiness through additional training and maintenance and by resetting or re-equipping forces following overseas deployments.

*see footnote on page 01

Ultra is developing the ice protection system for the engine intake of the F-35 Joint Strike Fighter aircraft and is specifying the ice protection equipment needed for the lift fan of the short take off and landing version

= **new** technology
+ **new** platform

In 2006, Ultra delivered to the Royal Navy the first SeaFox mine disposal system which was developed through a teaming arrangement with Atlas Electronik in Germany. The system is an adaptation of an existing design that Ultra will supply to the Royal Navy and then support from within the UK

= **new** capability

"Ultra's success is derived from a focus on positioning its products and services on a broad range of international platforms and programmes. This positioning is achieved by pursuing strategies to ensure that Ultra's offerings are differentiated from those of the competition in a way that the customer values. Focus is sustained on creating and maintaining this differentiation in the future and on continuing to provide innovative solutions to satisfy customer requirements."

Within the US and UK defence budgets, expenditure continues to be focused on improving the use of intelligence, on enhancing the ability rapidly to deploy forces and in providing increased protection for personnel. Ultra has pursued a strategy that has positioned the Group to benefit from these trends and constantly seeks opportunities to offer new products and services to meet such customer requirements.

There is some evidence that the decline in one of Ultra's traditional market sectors, that of Anti-Submarine Warfare (ASW), has bottomed out. The US has committed to buying over 100 P-8A ASW fixed wing aircraft and is also procuring over 240 ASW helicopters. The Canadian government is procuring 28 ASW helicopters. In Europe, the NH-90 ASW helicopter will shortly enter service as will the long-delayed Nimrod MRA4 aircraft. In the short term, Ultra is supplying equipment to each of these programmes. In the longer term, the entry into service of these platforms might be expected to increase the annual consumption and therefore demand for sonobuoys, the acoustic sensors that are used to detect submarines and for which Ultra is the world-leading supplier. There is also renewed interest in upgrading sonobuoy sensor systems to exploit advanced digital technologies on both sides of the Atlantic.

The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers, are driving an increase in global demand for surveillance and enforcement systems, a market sector in which Ultra has innovative and cost-effective solutions.

Worldwide, there is a move to increase the unmanned element of fighting forces. By so doing, the cost per platform is reduced as is the risk to personnel from enemy action. For Ultra, this will reduce demand for specialist Human-Machine Interface (HMI) equipment used in cockpits, for example. Anticipating this, Ultra has positioned its HMI equipment for use on the base stations that are used to control the unmanned vehicles.

In civil markets, aerospace remains healthy with both Airbus and Boeing, benefiting from large aircraft order backlogs, increasing their build rates and driving demand for sales of original equipment. High aircraft utilisation, driven by greater demand for

*see footnote on page 01

Ultra's new wing ice protection technology is a key element of the highly successful Boeing 787 aircraft programme

In the US, Ultra delivered over 55,000 sonobuoys to the US Navy and demonstrated an excellent quality record, acknowledged by the customer

air travel as a result of growing populations with higher disposable incomes, is also increasing after market spares and repair activity. The current historically high price of oil is causing a shift in demand from turbo-jet regional aircraft to more fuel efficient turbo-prop aircraft where Ultra has the opportunity to supply cabin quietening systems. The worldwide increase in air travel is also driving investment in infrastructure including airport IT systems. Ultra has several competitive, niche technology offerings that position it well in the civil aerospace market. The more mature of these are aircraft landing gear controls and proximity sensing systems and cabin quietening for turbo-prop aircraft. These have well established positions on long-term aircraft build programmes that should provide a flywheel effect for Ultra's civil aerospace sales. Ultra's newer technology of wing ice protection has achieved a position on the Boeing 787 aircraft which is set to become one of the world's most successful aircraft programmes. This should drive further growth in the medium term.

Ultra's customers aspire to stable or reducing prices for the goods and services that they procure. This inevitably leads to cost pressures to which the Group must respond. Ultra has a long track record of product innovation to reduce costs whilst delivering improved performance and achieving operational efficiencies by working more intelligently. More recently, Ultra has made significant progress in sourcing production in low cost economies where this is appropriate, given the nature of the products that the Group provides. The anticipated cost reductions have been achieved, thereby helping protect and improve the Group's operating margins.

Management of risks and uncertainties

Ultra's confidence in its ability to continue to deliver growth is underpinned by a number of key factors. The Group has a track record of year-on-year success despite significant volatility in foreign exchange rates and whilst experiencing full market cycles in both the civil aerospace and defence sectors. These risks will continue to be mitigated through robust business strategies. Further, Ultra has access to adequate financial and human resources to implement its strategy for the foreseeable future.

About three quarters of Ultra's revenue is from the defence sector. A risk would therefore be a significant worldwide reduction in defence expenditure. The overall size of the defence budgets relative to Ultra's annual revenue provides sufficient headroom for the Group's growth to continue. Ultra's constant focus has consistently been on ensuring that the Group's businesses operate in a large number of growing niche markets where the Group can create and maintain sustainable competitive advantage and so can win business worldwide. This specialism and diversity give some protection from budget variations and so provide robustness to Ultra's performance.

Ultra's financial performance has not been significantly driven by the current allied operations in Afghanistan and Iraq. It is possible that these operations might be scaled back in the next few years. Since Ultra did not benefit materially from the start of these operations, it is anticipated that such a withdrawal would not harm the Group's trading position. Indeed, it might well be an overall benefit to the Group as it may alleviate some of the current pressures on defence budgets.

The international spread of Ultra's activities provides resilience to its performance. The Group now sells its products and services in over 30 countries worldwide and this has broadened the customer base. Ultra also has a transatlantic capability, with ten of its twenty businesses being in North America and so is exploiting its innovative solutions and operating as a domestic agent on both sides of the Atlantic.

Ultra is represented on a significant range of major international programmes and platforms. As a result, no single programme represents more than 5% of Ultra's revenue in any single year. The cancellation or curtailment of any single programme is unlikely therefore to have a material adverse impact on the Group.

Ultra supplies to all elements of the armed forces, i.e. the army, navy, air force and marines together with first responders such as medical staff and fire fighters. This customer spread provides an element of risk mitigation. In addition, Ultra operates in a number of different distinct market sectors, including battlespace IT; sonar; military aircraft equipment, and military vehicle equipment. Again, this reduces the risk of decline in any one market sector materially affecting Ultra's overall performance.

*see footnote on page 01

In late 2006, Ultra delivered indirect vision systems for use on the UK MoD's recently procured Mastiff vehicles. These vision systems were adaptations of those originally developed for the British Army's Trojan and Titan vehicles

= **new** platform
+ **new** capability

In 2006, Ultra benefited from higher activity levels at Heathrow's Terminal 5 where the Group is responsible for the integration of all the airport IT systems

Ultra has significant business in the civil sector and this provides useful diversification, often providing an adjacent market in which to exploit complementary skills and technologies. Within the civil market, Ultra operates in aerospace, transport and commercial security sectors. This spread gives further resilience to Ultra's performance.

The Group's largest exposure to the adverse effects of exchange rate volatility is the UK£:US$ impact. Whilst Ultra has a natural hedge from its geographic split of businesses, the Group has also responded by sourcing a higher proportion of the cost of dollar-denominated products in dollar zones. This is in addition to the Group's usual currency hedging arrangements detailed below.

The industries in which the Group operates continue to experience restructuring, which sometimes results in Ultra's customers themselves becoming more vertically integrated. This may increase the incidence of the Group's customers having capabilities that overlap with Ultra's. The threat that this otherwise might pose is offset by Ultra's strategy of operating in specific market niches where it has some sustainable differentiation.

Outlook for Ultra

The Group's broad mix of activities enables it to exploit its niche market positions and apply its differentiated technologies to a wide range of programmes. Ultra's spread of businesses across North America and the UK enables it to address specific national requirements where a sovereign operational capability must be maintained. Further, the Group's structure enables it to operate in a flexible and agile way. Ultra's businesses are encouraged constantly to pursue product and process innovation and this places Ultra in a strong position to provide differentiated products, services and solutions to meet customer requirements.

Expenditure is increasing on the repair, upgrade or replacement of equipment used in current military operations. This is continuing to exert pressure on defence budgets: however, the absolute level of defence expenditure is still rising. Electronic solutions to provide 'smarter' equipment continue to attract a significant and rising proportion of these budgets.

Ultra is well placed against this market background and has ample headroom to grow as the focus for expenditure continues to be on battlespace IT and equipment to support mobility and expeditionary operations.

Strong growth in demand for civil aircraft is being driven by the increasing affordability of air travel, especially in those areas of the world where rapid population growth is combined with rising disposable incomes. Competitive pressures will focus demand on fuel-efficient aircraft that are more cost-effective and less damaging to the environment. This increasing demand for air travel also encourages continuing investment in enhanced airport infrastructure.

The Group entered 2007 with a record order book of £584m, an increase of 17% over the position at the same time last year. This maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning new business on a broad range of international programmes.

With its robust balance sheet, Ultra continues to invest both through internal developments and through acquisition. The Group pursues good quality businesses that can be acquired at sensible multiples and to which Ultra's ownership adds value. Investments such as the wing ice protection system for the Boeing 787 aircraft continue to be attractive as they allow Ultra to work closely with its customers to develop tailored solutions. The Group's decision to invest in the B787 programme is validated by Boeing having received 435 firm orders for the aircraft by the end of 2006.

Ultra has a broad range of products and services and has a successful track record of winning positions on a wide range of international programmes. Combined with healthy market conditions, this gives the Board confidence of further progress in 2007.

*see footnote on page 01

Operating and Financial Review
Financial position

Cash generation*

98% conversion

£56.5m

(2005: £53.8m)

David Jeffcoat, Finance Director

Operating cash flow

Ultra achieved excellent cash generation once again during 2006, with an operating cash inflow, after capital expenditure and LTIP share purchases, of £56.5m (2005: £53.8m). This meant that the ratio of cash to operating profit* was 98%, bringing the rolling five year average to 110%. The main driver of this performance was the effective management of working capital. Inventories rose by £3.4m and receivables by £6.9m, reflecting the growth of the business. However there was a very significant improvement in the receivables position during the second half of the year and the balance outstanding at year-end was equivalent to 40 days of sales, down from 42 days at the end of 2005. Trade payables increased £10.1m, due partly to higher activity levels. In addition the number of days of creditor payments outstanding rose to 54, compared to 51 days the previous year-end. The net balance due to customers on long-term contracts fell by £3.6m because several larger contracts moved closer to completion. However the net amount owed remained positive at £6.1m (2005: £9.7m), reflecting Ultra's ability to manage contract cash flow successfully at neutral or better. With relatively low capital expenditure of just £4.8m (2005: £7.3m), there was a net capital release of £0.8m from the Group's tangible fixed asset base, compared to an absorption of £1.1m in 2005. The biggest capital investment projects in the year involved spending £0.6m to upgrade equipment and software tools in the development laboratory of the military radio business Tactical Communication Systems in Montreal, Canada, the purchase of additional capacity for Ultra's contract electronic manufacturing business in Weymouth, UK for a cost of £0.5m and similar expenditure to consolidate two Ultra businesses onto a single site in Wallingford, Connecticut. Additional shares were purchased for the executive directors' Long-Term Incentive Plan at a cost of £0.5m, slightly less than in 2005 when £0.6m was spent.

Acquisitions and intangible assets

The Group made two acquisitions in the year. Polyflex Aerospace Ltd was bought in January for a total cost before expenses of £4.3m. Of this cost, £0.5m was represented by fixed assets and working capital, £2.8m by intangible assets such as patents and intellectual property and the balance of £1.2m was classified as goodwill. Then in July Ultra acquired Winfrith Safety Systems for a cash payment of £2.3m, with a possible further £0.8m of deferred consideration depending upon future order intake and operational performance. The initial payment was classified as £0.2m worth of fixed assets and working capital and £1.0m in respect of intangible assets. The remaining £2.1m was treated as goodwill. These intangible assets arising on acquisition will be amortised over a period of ten years. The goodwill will not be amortised but will be subject to regular annual impairment reviews. Finally a small adjustment of £0.1m was made to the fair value of the property, plant and equipment acquired with Audiopack in 2005.

Expenditure of £3.8m on product development was capitalised in the year since it is regarded as creating intellectual property with a significant long-term commercial value. Most of this cost was incurred in connection with the development work that Ultra is doing for Airbus on its A400M transport aircraft, which will not go into production until 2010. This increase in intangible assets was offset in part by an amortisation charge of £2.2m, taken because the associated intangible assets were deemed to be of less value than at the start of the year. The typical amortisation period for capitalised development costs is in the range of five to ten years, depending upon the expected commercial life of the products involved.

Interest and profit before taxation

Finance costs, excluding fair value movement on derivatives, fell by £0.4m to £3.9m for the year. The main reason was that a notional charge of £0.9m associated with pension accounting was included in the 2005 financing costs. In 2006 the corresponding amount was a notional credit of £0.1m, which is included in investment income. This reduction in finance costs was partly offset by an increase in interest costs on bank debt, including amortised fees, to £3.9m (2005: £3.3m) due to higher bank borrowings on average during the year. This was caused by the acquisition of Audiopack mid-way during 2005 and the two smaller acquisitions in 2006. Net bank interest costs were covered 22 times by operating profit*.

Headline profit before tax*, amortisation of intangible assets arising on acquisition and the fair value movement on derivatives improved by 15.8% to £54.9m (2005: £47.4m). The amortisation charge for intangibles arising on acquisition was £3.6m in the year, compared

*see footnote on page 01

Bank interest cover

22 times

(2005: 19 times)

Net debt* at year-end

£7.2m

(2005: £34.3m)

to £3.3m in 2005. These intangibles increased following the acquisition of Polyflex Aerospace and Winfrith Safety Systems during the year. A gain of £3.7m was reported on fair value movement on derivatives (2005: loss of £3.4m). This was driven mainly by a 14% weakening in the US dollar against sterling during the year. The Group's UK and Canadian businesses hedge forward their US dollar-denominated sales revenues, typically over an 18 to 24 month period, and the weaker US dollar had the effect of increasing the nominal value of these financial instruments at the year-end closing exchange rates. It should be emphasised that this notional reported "gain" will never be realised; it is simply a timing effect. The real worth of the hedging contracts to the Group is to fix the value in local currency of foreign currency sales receipts in the future, thus reducing the uncertainty that would otherwise exist as to their realisable value. Statutory profit before tax was £55.0m (2005: £40.7m), an increase of 35%.

Tax, earnings per share and dividends

The effective Group tax rate rose slightly to 28.0% (2005: 27.7%) reflecting the fact that a larger proportion of Ultra's profits were generated in the US and Canada, where marginal tax rates are higher. Earnings per share, based on profit before amortisation of intangible assets arising on acquisition and the fair value movement on derivatives, rose by 15.2% to 58.4p (2005: 50.7p). The Board is proposing a final dividend of 12.6p, bringing the total dividend to 18.5p (2005: 15.9p), an increase of 16.4%. This proposal reflects the directors' policy of paying a dividend that is covered at least three times by earnings per share*.

Financing

Ultra generated £40.9m of free cash flow before dividends and acquisitions during 2006 (2005: £38.1m). After dividend payments of £11.1m this left £29.8m for acquisitions. With relatively low acquisition expenditure of £7.8m in the year, the remaining surplus cash, together with funds generated by the exercising of share options, has been applied to reduce external bank borrowings. This resulted in a significant reduction in net debt*, from £34.3m to £7.2m. The balance sheet therefore continues to be very strong and Ultra has substantial headroom on its banking facilities to make further acquisitions.

The Group's banking facilities were set up in 2005 and are provided by a small syndicate of banks, led by The Royal Bank of Scotland. They involve up to £120m of revolving credit over a five-year period, denominated in sterling, US dollars and Canadian dollars and are used for balance sheet and operational needs. Both the sterling and US dollar elements fund day-to-day working capital requirements and the US and Canadian dollar borrowings also represent natural hedges against assets denominated in those currencies. A further overdraft of £10m is also available for short-term working capital funding.

Financial risk management – interest rates

A significant portion of the Group's current borrowings has been taken on to fund acquisitions in North America. With the objective of reducing the risk associated with debt at floating interest rates, new three year interest rate hedging contracts were entered into in December 2005. These cover $30m of US dollar borrowings, reducing to $20m in December 2007, and $30m of Canadian dollar debt. These amounts compare to gross debts of US $30m and Canadian $33.4m that were in place at the end of the year. Therefore, £28.5m out of a total gross debt of £33.0m was at fixed interest rates. The remaining £4.5m of debt, comprising mainly sterling-denominated borrowings, was at floating rates. The effective interest rate for the total gross debt at year-end was 4.6%, somewhat lower than the prevailing floating rates.

Financial risk management – foreign currency

Ultra's reported financial results are influenced by movements in exchange rates and the overall impact is a combination of currency translation and currency transaction effects. The biggest sensitivity is to the US and Canadian dollars.

The average dollar exchange rates used in the year to translate the sales and operating profits of Ultra's American and Canadian subsidiaries into sterling weakened by 3% and strengthened by 3% respectively compared to 2005. For the Group as a whole, currency translation effects decreased sales by £4.0m or 1% and operating profit by £0.5m or 1%.

Some businesses in the UK and Canada also trade in foreign currencies, mainly US dollars. When the foreign currency weakens

innovative
solutions
winning
performance
consistent
delivery

*see footnote on page 01

Total dividend

16% growth

18.5p

(2005: 15.9p)

30 **countries**

resilience through breadth

Ultra sells its systems, products and services in more than 30 countries worldwide

against local currencies this means that turnover suffers from a negative currency transaction effect. This can be compensated in part by sourcing materials in US dollars, thus reducing the overall net exposure to currency fluctuations. The Group policy is to hedge the net exposure on orders in hand using forward foreign exchange contracts, typically extending 18-24 months. Exposure to other currencies is hedged as it arises on specific contracts. Based upon the combined net exposure of about US $116m last year, Group operating profit* in 2006 would have been approximately £4.3m or 7% higher had the overall hedged rates remained unchanged from the previous year. Ultra's effective US$:UK£ rate for 2007, based upon the forward contracts currently in place, is expected to be approximately $1.82, compared to $1.77 in 2006. For the US dollar:Canadian dollar exposure there is expected to be a weakening of 5% in the hedged rate.

Pensions

Ultra offers company-funded retirement benefits to all its employees. In the UK a substantial number of staff still participate in the Ultra Electronics Limited defined benefit scheme, which was closed to new entrants in 2003. The scheme was last assessed actuarially in April 2004, when its funding level was 97% of the Minimum Funding Requirement. The net IAS19 scheme deficit was £24.6m at the 2006 year-end, down from £31.3m in 2005. The present value of the liabilities rose for the second year in succession, driven by higher inflation. However the fair value of the scheme assets increased by £18.4m in the year, which more than compensated for the £8.8m growth in the liabilities. The scheme is relatively immature, with just 19% of the members already retired, remains strongly cash positive and has benefited in recent years from an investment strategy that is biased towards equities rather than bonds. The next full actuarial assessment is due in April 2007.

The scheme has a statement of investment principles, which includes a specific declaration on socially responsible investment; this is delegated to the investment managers. Pension management and governance is undertaken by the pension trustees on behalf of the members. The trustees include both company-nominated and employee-elected representatives. Ultra supports the trustees in a number of ways including the provision of training to the "Trustee Certificate of Essential Pensions Knowledge" standard which is independently assessed by the Pensions Management Institute.

Employees at Tactical Communication Systems in Canada also participate in a defined benefit scheme. There was an IAS19 deficit of £1.3m on this scheme at the end of 2005. The company took actuarial advice and made a lump sum payment of £1.2m during the year. As a result the funding position improved to a nil deficit at year-end. Regular payments into the fund will continue going forward with the objective of maintaining a satisfactory funding position.

All staff that have joined Ultra in the UK since the defined benefit scheme was closed in 2003 have been invited to become members of the Ultra Electronics Group Personal Pension plan. Under the terms of this defined contribution scheme, company payments supplement contributions from the employees.

In the US, Ultra offers a defined contribution 401(k) retirement benefit plan to full time employees. Under this plan, Ultra provides participating and contributing employees with matching contributions, subject to plan and US Internal Revenue Service limitations. Audiopack, which became part of Ultra during 2005, consolidated its previous plan into the Ultra scheme during 2006. Wells Fargo provides administrative support and is also a directed trustee of the plan.

"Ultra's performance in 2006 extends its long track record of continuous progress and the Group enters 2007 with a record order book and a strong balance sheet. Ultra has the funds to make further acquisitions that will enhance and complement the Group's range of niche activities in growing market sectors."

*see footnote on page 01

Corporate Responsibility

Alan Wignall (left) was awarded an OBE and Vic Shannon (right) the MBE, in 2006

Both Alan and Vic received their awards for services to the defence industry

Ultra is a responsible citizen

Ultra believes that it should at all times be a responsible corporate citizen. As such the Group complies with all applicable legislation in the areas of trading, employment, health and safety and the environment. Ultra further believes that, in order to achieve superior business performance, the Group must, in certain areas, exceed the minimum standards required by law. Ultra's policies relating to its corporate responsibility are generally established by the Board with individual businesses taking a major role in their implementation.

Business ethics

Customers

Ultra requires that the Group's employees comply with the spirit and principles of laws and standards of conduct of the countries in which it does business as well as behaving ethically and with fairness. Directors and employees are required to avoid personal conflicts of interest regarding company business and are bound by strict rules on insider dealing and insider information.

In addition, all businesses are strictly required to comply fully with the relevant national export control regulations. They are also required to conduct their business in strict accordance with competition and anti-trust laws.

Ultra supports and respects the protection of internationally proclaimed human rights in the countries in which it operates. Ultra does not make any political donations.

Customer relationships

Ultra promotes good working relationships with all our customers with a special emphasis on meeting commitments. The Group receives direct feedback on relationships from many customers such as BAE Systems where Ultra is a member of the Major Equipment Supply Programme (MESP) and from UK MoD Supplier Relations Group.

These relationships are also regularly recognised by other customers across the range of Ultra businesses through feedback and award processes. For example, the team of which Ultra's Controls business is a key member received a Leadership Award from United Technologies for performance on the F-135 engine inlet ice protection system and the Electrics business received a note of congratulations on the same programme. For the second year in a row, Flightline Systems was awarded the STAR award for the ARR-84 Performance Based Logistic contract from Lockheed Martin in recognition of being one of its top fifty suppliers.

Feedback from customers is received in other ways including surveys and formal rating systems. Lockheed Martin Maritime Systems & Sensors gave Advanced Tactical Systems a supplier total performance quality rating of 100%, based on delivery, quality and service ratings, up from 99% in 2005. The Group's Precision Air Systems business was recognised by Boeing as a gold standard quality supplier in connection with deliveries of HiPPAG airborne compressors for the Small Diameter Bomb programme.

People are at the heart of Ultra

Employees

The performance of Ultra is fundamentally driven by the individual and team contributions made by employees. The Group's success in innovating to meet customer needs is based on the broad range of skills and capabilities of employees. All managers in Ultra, supported by HR professionals, work towards the aim of delivering an efficient organisation with competent and committed people to meet the Group's business commitments.

Ultra employees have been recognised during 2006 at national level with Alan Wignall being awarded an OBE and Vic Shannon the MBE, both for services to the defence industry.

In order to ensure that Group businesses can recruit, retain, motivate and develop the right people, Ultra pursues a range of initiatives, which are described below.

Employment practices

Ultra believes that superior business performance can only be achieved through having committed and efficient people. Achieving this high quality requires Ultra to recruit widely and with no bias or discrimination. It is therefore the policy of Ultra to be an equal opportunities employer and to oppose all forms of unlawful or unfair discrimination on the grounds of sex, race, nationality, disability, sexual orientation, age, marital status, religion or beliefs. In addition, the Group is a responsible employer, seeking to

Ultra works hard at training and developing its people. Off-the-job training was provided at all businesses in 2006

Ultra works hard at communicating effectively with its staff – the 24th edition of Ultra News was published in the autumn of 2006

achieve a culture of fairness to employees and of being a good place both to work and develop a career. Employees and applicants are treated equally and fairly in respect of remuneration, training, promotion and career development.

In complying with the Public Interest Disclosure Act 1998 in the United Kingdom, the Group has established a procedure enabling employees to bring matters to the attention of an appropriate manager outside of their own business in the event that they do not feel able to approach their local line management. A similar system of third party hotlines has also been established at US and Canadian businesses.

Development and training

The Group actively supports and invests in training and development linked to business needs. Each business is responsible for identifying the training needs of its employees and managing its own training budget. This typically takes place through individual employee performance and development reviews, which are held at least annually. Specific training programmes are provided for individuals as necessary. Additionally, training programmes on management processes and techniques are run at Group level along with workshops on Ultra's successful competitive strategy, strategic selling and programme management processes.

Individual businesses provide a wide variety of training and development opportunities. As well as tuition reimbursement for shorter programmes, support also ranges from apprenticeship programmes to sponsorships at bachelor, master and doctorate level.

There are also very strong links with a large number of Universities. For example, at Ultra EMS a student from the State University of New York helped develop a complex mathematical algorithm that can be applied to ranging and calibration of vessels with advanced degaussing systems. In Canada, Ultra Tactical Communication Systems has worked with Institut National de la Recherche Scientifique to develop a new type of radio antenna with innovative technology.

Benefits

Ultra offers competitive and comprehensive benefits to all employees, which are regularly reviewed. The Group believes in rewarding its employees well for good performance.

All US and Canadian employees are offered medical plans. Many businesses promote and offer specific wellness programmes such as smoking cessation.

Retirement benefits

Ultra offers retirement benefits to employees in the UK, US and Canada. Further details are provided on page 23 of the Operating and Financial Review.

Employee consultation

Gaining the commitment of everyone who works at Ultra involves effective communication and consultation. This takes a number of forms such as the bi-annual Group magazine "Ultra News", company-wide strategy and performance presentations, birthday and communication lunches, cascade "team brief" meetings and "YOURviews" employee surveys. The "YOURviews" employee survey provides local management teams with feedback and an opportunity to benchmark across the Group. The process is typically conducted every one to two years; during 2006 the survey took place in 16 businesses and showed high levels of employee satisfaction and engagement.

Succession planning

An annual organisation and succession plan is produced by the Managing Director or President of each business and is used to identify the development actions for employees with high potential. It also reviews the performance of the business management teams and any planned organisation changes.

Health and safety

A healthy, committed workforce working in a safe environment is necessary to achieve better business results. Ultra therefore places great emphasis on maintaining high standards of health and safety. All Ultra businesses are required to have a written local policy, to have the necessary resources to implement the policy, to provide adequate information, instruction and training for employees and to implement monitoring of health and safety standards.

The Chief Executive has been appointed as the main Board member with overall health and safety responsibility. The Managing Directors and Presidents of the operating businesses are responsible for implementation of the policy.

In 2006, Ultra PMES received a RoSPA Gold Occupational Health & Safety Award in recognition of a very high standard of health and safety at work

Ultra is committed to working together with others in the UK aerospace and defence industry in order to develop competitive supply chains

Bi-annual audits by independent, external, qualified assessors covering health and safety matters are conducted, with the next cycle scheduled for 2007. Audits and the resulting follow-up process have proved effective in reaching and maintaining high standards across all sites. Each business is required to submit a separate annual report on health and safety issues. The results of the audits and annual reports from each business are reviewed by the Board annually in January.

Health and safety of employees, visitors and the local community alike is taken very seriously by the Group and the individual businesses. Ultra's commitment to health and safety was exemplified during 2006 when PMES received a RoSPA Gold Occupational Health & Safety Award in recognition of a very high standard of health and safety at work.

Supplier and other partner relationships

Suppliers

Contracts with suppliers are placed following a fair, competitive tendering process on an arms length basis or through formal teaming agreements. Conflicts of interest are avoided at all times. Such relationships engender a cooperative culture which helps with problem solving and helps to accommodate changes to requirements where these occur. Gain-share arrangements are also entered into where appropriate and provide benefits for both Ultra and its suppliers and partners.

Ultra is committed to close working relationships with suppliers. This is illustrated by Tactical Communication Systems where a new supplier web portal was developed in 2006 to provide faster and clearer communication with suppliers enabling them to react more quickly to Ultra's needs. The supplier web portal database contains real time information such as the suppliers' scorecards for on-time delivery and quality ratings. It also advises the supplier of any delivery date changes and provides a file exchange drop off site where the supplier can access drawings, parts lists and other information.

Supply chain and SC21

Ultra is a founding signatory to SC21, the UK SBAC-led action plan for 21st Century supply chains, which was launched at Farnborough International in July 2006. Ultra is therefore committed to working together with others in the UK Aerospace and Defence industry in order to develop supply chains to ensure they remain competitive, so that we are able to deliver increased value to our customers.

Activities are centred upon seven commitments:

- delivering a new business culture
- delivering innovation
- offering through-life solutions
- increasing the pace of change
- demonstrating leadership
- delivering the SC21 action plan
- conducting business ethically and with integrity

Senior Ultra representatives participate in the various SC21 Working Groups and the Key Customers Group to assist the SBAC with the implementation of SC21.

Supplier payment policy

Operating businesses are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions. The Group's actual payment performance at the end of 2006 is described on page 21 of the Operating and Financial Review.

Community

Ultra recognises the importance of being a responsible partner in the communities in which it operates and in which its employees live. The Group has a positive attitude to environmental issues and is pleased to support selected charities and maintain links with the local communities.

Environment

Ultra recognises it is important, both for its employees and the communities in which it operates, that effective measures are in place to ensure that the Group minimises the environmental impact of its activities.

Ultra has a formal environmental policy that addresses compliance with environmental legislation, conformity with standards for air, waste disposal and noise, the economical use of materials and the establishment of appropriate environmental performance standards.

Manufacturing & Card Systems was the first Ultra business to be accredited to ISO 14001and now offers RoHS-compliant manufacturing services to its customers

Ultra MSI was recognised by the US Environmental Protection Agency and the Department of Transportation for excellence in commuter benefits

Progress is monitored through annual reporting and a bi-annual audit process. The Chief Executive has been appointed as the main Board member with overall environmental responsibility. The Managing Directors and Presidents of the operating businesses are responsible for implementation of the policy.

Bi-annual external audits covering environmental matters are conducted by independent, external, qualified auditors; the next cycle will take place in 2007. As with health and safety the audits and the resulting follow-up process have proved effective in reaching and maintaining high standards of compliance across all sites.

The results of the audits and annual reports from each business are reviewed by the Board each January.

In 2006 Manufacturing & Card Systems was the first Ultra business to be accredited to ISO 14001. As part of its environmental commitment all Magicard products are now compliant with the RoHS (Reduction of Hazardous Substances) and WEEE (Waste Electrical and Electronic Equipment) legislation and the business offers RoHS-compliant manufacturing services to its customers.

Other businesses have made investments to improve their environmental and business performance. For example, Sonar & Communication Systems has upgraded a compactor to reduce waste collections by 50% and installed new energy efficient air compressors while Maritime Systems has reduced energy consumption by 40% since 2002 through an energy reduction programme.

Following its move from Fairfield to Wallingford, Connecticut, in 2006, MSI was recognised by the US Environmental Protection Agency and the Department of Transportation for excellence in commuter benefits. This award was granted in recognition of MSI's efforts to provide alternative commuting options for their employees. MSI has 22 employees in a subsidised van pool and over 30 employees who take advantage of alternative work schedules including "compressed work weeks".

Nearly all Ultra businesses have video conferencing facilities. These have been progressively installed over the last eight years and have proven highly effective in holding reviews and other meetings without the need for travel.

Charitable and community activities

In addition to the charitable donations made by the Group outlined in the Directors' report, Ultra employees are actively supported in their charitable fund raising endeavours. A large number of local and national charities is supported.

Charitable activities vary from donations to fund raising events including sponsored walks and runs, raffles and an employee cookbook. Many thousands of pounds are raised in this way.

As well as charitable work there is also a very wide variety of community-orientated activities. Ultra DNE has yet again been nominated for the Governor's Prevention Partnership Corporate Honor Roll in Connecticut through its participation in a mentoring programme at a local school. Ultra's Precision Air Systems business has continued to support work experience programmes with local schools. The Airport Systems business sponsors a local youth football team. Elsewhere, Ultra Manufacturing & Card Systems took part in the three-day "skills festival" event for secondary education students at a local college. Maritime Systems in Canada is a gold sponsor of the "Robots EAST" (Exploration and Awareness of Science and Technology) initiative which provides high school students from the Atlantic provinces with the opportunity to design, build and test large robots.

"The performance of Ultra is fundamentally driven by the individual and team contributions made by employees. The Group's success in innovating to meet customer needs is based on the broad range of skills and capabilities of employees."

Board of Directors

01 **Julian Blogh** CBE PhD CEng
Chairman, age 63, worked for Ferranti Radar and Plessey Radar before joining Dowty Electronic Systems where he was Managing Director of Sonar & Communication Systems from 1987 to 1992, when he was appointed Managing Director of Dowty Avionics. He led the management buy-out of seven defence and aerospace electronics businesses from the Dowty Group to form Ultra Electronics and became Chief Executive when it began trading in October 1993. Dr Blogh was also appointed Deputy Chairman in April 2004 and became Chairman in April 2005. Dr Blogh is also the non-executive Chairman of Gooch & Housego.

02 **Douglas Caster** BSc MIET
Chief Executive, age 53, started as a Design Engineer with Racal in 1975, before moving to Schlumberger and then to Dowty as Engineering Director of Sonar & Communication Systems in 1988. In 1992, he became Managing Director of that business and joined the board of Ultra in October 1993. In 1999 he became Managing Director of Command & Control Systems with responsibility for Manufacturing & Card Systems, PMES, and ATS. In April 2000, he was promoted to the position of Managing Director of the Information & Power Systems division. In April 2004 he was appointed Chief Operating Officer and became Chief Executive in April 2005.

03 **Chris Bailey*** FCA MCT
Non-Executive Director, age 60, was appointed to the board in January 2005. Mr Bailey was Group Finance Director of Aggregate Industries plc until 2004. He was the Finance Director of the precursor companies of Aggregate Industries from 1984 until its formation in 1997. He is a Fellow of the Institute of Chartered Accountants of England & Wales and is also a Member of the Association of Corporate Treasurers. Mr Bailey is also a non-executive director of Rok plc.

04 **Ian Griffiths*** BSc
Non-Executive Director, age 56, was appointed to the Board in April 2003. Until February 2006, he was a main board executive director of GKN plc, where he was Group Managing Director GKN Automotive. Mr Griffiths was responsible for all of GKN's automotive activities worldwide. Prior to this he was Chief Executive of GKN Driveline and had been a member of the GKN Driveline senior management team since 1990. In February 2006, Mr Griffiths became Managing Director, Royal Mail Letters.

05 **Andy Hamment** BA FRAeS
Group Marketing Director, age 52, started his career with Hawker Siddeley before moving to Schlumberger in 1980, working in procurement and then marketing at Weston Aerospace before transferring to Solartron as Aerospace Business Manager. He joined Dowty in 1988 as Managing Director of the Controls business. He was appointed to his current position in July 2000 and joined the Board at that time.

06 **Frank Hope** PhD CPhys MInstP
Managing Director, Information & Power Systems, age 52, started his career with Tecalemit as a design engineer working on robotics. He spent 13 years with Avimo Limited latterly as Managing Director, having previously held the positions of Technical Director and Operations Director. He joined Ultra in 1994 as Managing Director of the Electrics business. Dr Hope was appointed to the Board of Ultra in January 1999 and in April 2000 became Managing Director of Aircraft & Vehicle Systems. He was appointed to his current position in April 2004.

07 **David Jeffcoat** BA FCMA
Finance Director and Company Secretary, age 56, started his career as a production engineer in the car industry. Since qualifying as an accountant he has held senior financial positions in several large corporations including GlaxoWellcome plc, where he was Finance Director of two subsidiaries. Before joining Ultra he was Group Financial Controller of Smiths Industries plc for three years. He was appointed to the Board in July 2000.

08 **Andrew Walker*** MA CEng
Senior Non-Executive Director, age 55, was appointed to the Board in June 1996. He is Chairman of both the Audit and Remuneration Committees. Joining the Dowty Group plc in 1978, he became an operating board member in 1991. Following TI Group's acquisition of Dowty, he became Managing Director of John Crane Polymer Engineering. He was Chief Executive of South Wales Electricity plc (SWALEC) from 1993 to 1996, and was Chief Executive of McKechnie plc from 1997 to 2001. Mr Walker is also a Non-Executive Director of Halma plc, API Group plc, Manganese Bronze Holdings plc, Porvair plc, Delta plc, Fountains plc and is Chairman of Bioganix Ltd.

The Board of Ultra comprises individuals with the breadth and depth of experience necessary to steer the continued development of the Group

*Audit and Remuneration Committee members

Executives and Advisors

Executive Team members

Douglas Caster
Chief Executive

David Jeffcoat
Group Financial Director
& Company Secretary

Andy Hamment
Group Marketing Director

Frank Hope
Managing Director
Information & Power Systems

Alan Jan-Janin
Managing Director
Aircraft & Vehicle Systems

Rakesh Sharma
Managing Director
Tactical & Sonar Systems

Keith Thomson
Group Human Resources Director

Colin Ross
Managing Director
Controls

Business MDs & Presidents

Marc Lawrence
President
Audiopack

Bill Gill
President
DNE Technologies

Carlos Santiago
President
Flightline Systems

Doug Burd
President
Maritime Systems

Rick Kielmeyer
President
Ocean Systems

Phil Evans
Managing Director
Sonar & Communication Systems

Alan Barker
President
Tactical Communication Systems

Roland Fritts
President
UnderSea Sensor Systems Inc.

Colin Ross
Managing Director
Controls

Jason Birtwistle
Managing Director
Datel

Mark Doyle
Managing Director
Electrics

Ken Tasch
President
Measurement Systems Inc.

Andy Yates
Managing Director
Precision Air Systems

Graeme Stacey
Managing Director
Airport Systems

John McAlonan
President
Advanced Tactical Systems

Paul Summers
Managing Director
Command & Control Systems

Pete Crawford
President
EMS

Ray Coles
Managing Director
Manufacturing & Card Systems

Andy Freer
Managing Director
PMES

Mike Clayton
Managing Director
SML

External auditors

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal bankers

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2 3UR

Solicitors

Clifford Chance LLP
10 Upper Bank Street
Canary Wharf
London E14 5JJ

Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Merchant bankers

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Stockbrokers

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

innovative
solutions
winning
performance
consistent
delivery

The Directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the year ended 31 December 2006. Details in relation to health, safety and the environment, business ethics, employment practice and employee consultation and charitable donations are included in the Corporate Responsibility Statement on pages 24 to 27.

Principal activity

Ultra Electronics Holdings plc is the Group holding Company and the Company is incorporated in the United Kingdom under the Companies Act 1985. The principal activities of its subsidiary undertakings are the design, development and manufacture of electronic systems for the international defence and aerospace markets.

Enhanced business review

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2006 and of the position of the Group at the end of that financial year together with a description of the principal risks and uncertainties facing the Group. The information that satisfies these requirements can be found in the following sections of the Operating and Financial Review: Ultra's 2006 results on pages 14 to 15; Divisional review on pages 15 to 16; Ultra's future outlook on pages 17 to 19; Management of risks and uncertainties on pages 19 to 20 and Corporate responsibility on pages 24 to 27.

Results and dividends

The Operating and Financial Review is contained on pages 13 to 23. Group results and dividends are as follows:

	2006 £'000
Balance on retained earnings, beginning of year	53,647
Total recognised income and expense	45,710
Dividends: 2005 final paid of 10.7p per share	(7,150)
2006 interim paid of 5.9p per share	(3,952)
Equity settled employee share schemes	107
Balance on retained earnings, end of year	**88,362**

The final 2006 dividend is proposed to be paid on 4 May 2007 to shareholders on the register at 13 April 2007. The interim dividend was paid on 29 September 2006, making a total of 16.6p (2005: 14.4p) per share paid for the year.

Future developments

A review of the activities and future developments of the Group is contained in the Operating and Financial Review on pages 13 to 23.

Research and development

The Directors are committed to maintaining a significant level of research and development expenditure in order to expand the Group's range of proprietary products. During the year a total of £92.3 million (2005: £77.9 million) was spent on engineering development of which £69.4 million (2005: £60.6 million) was funded by customers and £22.9 million (2005: £17.3 million) by the Group.

Directors and their interests

The Directors who served throughout the year and their interests in the shares of the Company are listed on page 43.

Substantial shareholdings

At 23 February 2007, the Company had been notified in accordance with Sections 198-208 of the Companies Act 1985 that the following were registered as having an interest in 3% or more of the Company's ordinary share capital:

	Percentage of ordinary share capital	Number of 5p ordinary shares
Barclays Plc	11.9	8,058,239
Shroders Plc	6.7	4,501,053
Aegon UK Plc Group of Companies	4.1	2,739,212
Legal & General Group Plc	3.7	2,512,870

Following implementation of the EU Transparency Directive effected by the new Disclosure and Transparency Rules (DTR) made by the Financial Services Authority, there has been a change in the basis on which we disclose certain major interests in the capital of the Company. As at 23 February 2007, under DTR 5, we have received notification that F&C Asset Management plc hold less than 5% of the voting rights of the issued share capital of the Company.

Charitable and political contributions

The Group contributed £44,000 (2005: £23,000) to charities and made no contributions for political purposes in either year.

Supplier payment policy

Operating divisions are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions. Trade payable days of the Group for the year ended 31 December 2006 were 54 days (2005: 51 days), based on the ratio of Group trade payables at the end of the year to the amounts invoiced during the year by suppliers. The Company had no trade payables at either year end.

Annual General Meeting

Explanation of special business resolutions is given below:

Resolution 8

This resolution authorises the Directors to allot shares in the Company up to a maximum nominal amount of £1,125,957 (one third of the allotted and fully paid up share capital of the Company).

Resolution 9 and 10

These resolutions authorise the Directors to implement a new Company Share Option Plan and a new Executive Share Option Scheme, the previous arrangements having recently expired. The Company wishes to continue to focus its long-term incentive strategy for executives below Board level on share option participation and is therefore seeking authority to re-establish similar arrangements. The intention is to operate the Option plans for the benefit of senior executives and certain key employees below Board level. The Plans grant options to individual employees to purchase shares at a fixed price after three years have elapsed from the date the option is granted.

The previous schemes have been successful in providing incentives closely linked to the performance of the Company and have proved a valuable tool in the recruitment and retention of key staff.

The Directors believe that these schemes help to align the interests of senior executives with the overall performance of the Company. This is in the best interests of the Company and shareholders as a whole. The Directors recommend voting in favour of these resolutions.

Resolution 11

This resolution authorises the Directors to introduce a new long-term incentive plan. The existing long-term incentive arrangement expires in 2007. The intention is to continue to focus the long-term share incentive strategy for the Executive Directors and selected senior executives on participating in a challenging "performance shares" arrangement. The scheme will be supervised by the Remuneration Committee. The Committee will grant awards which give entitlement to Ultra Electronics shares, the final numbers of which are dependent on the growth of the Company's adjusted earnings per share over a three year period when compared to a "basket" of other comparable companies. The vesting of awards will continue to be subject to stringent performance conditions.

The existing Ultra Electronics Long-Term Incentive Plan ('LTIP') has been successful in aligning the Directors' interests with those of the shareholders. The Board is therefore seeking the approval of shareholders to extend the operation of this successful LTIP by adopting the Ultra Electronics Long-Term Incentive Plan 2007.

The Directors believe that the adoption of the new LTIP will be in the best interests of the Company and the shareholders as a whole. They recommend a vote in favour of this resolution.

Resolution 12

This resolution authorises the Directors to introduce a new savings related share option scheme, the authority to make further grants under the previous scheme having recently expired. The intention is to continue to focus the Company's all-employee share ownership policy on savings-related share scheme participation. The Board is therefore seeking authority to establish the Ultra Electronics Savings Related Share Option Scheme 2007.

This scheme is primarily structured to include Ultra's UK employees, but the rules have been framed in such a way as to permit the establishment of a replacement International Savings Related Option Scheme, which will be required in future to continue to offer Share Options to the Group's employees in Canada.

The Directors believe that this scheme will align the interests of UK and Canadian employees with the overall performance of the Company and that it is in the best interests of the Company and the shareholders as a whole. The Directors recommend a vote in favour of this resolution.

Annual General Meeting (continued)

Resolution 13

This resolution authorises the Directors to introduce a new stock purchase plan for US employees to replace the previous scheme for which authority has recently expired. The intention is to continue to focus the Company's all employee share ownership policy in the US on tax-favoured savings related share option scheme participation. The Company is therefore seeking authority to establish the Ultra Electronics US Stock Purchase Plan 2007.

The Directors believe that this scheme will align the interests of US employees with the overall performance of the Company and that this is in the best interests of the Company and the shareholders as a whole. The Directors recommend a vote in favour of this resolution.

Resolution 14

This resolution authorises the Directors to allot shares for cash, without first having offered to allot such shares to existing shareholders in proportion to their existing holdings, in respect of 5% of the total issued share capital of the Company. Resolutions 8 and 14 comply with the Association of British Insurers' guidelines and renew similar authorities given previously. The authorities expire on the earlier of the conclusion of the next Annual General Meeting of the Company or 15 months after the date of passing these resolutions. The Directors have no current intention to exercise the authorities sought by these resolutions except for employee share option schemes.

Resolution 15

This resolution authorises the Directors to purchase up to a total of 3,377,872 of the Company's shares (representing 5% of the issued share capital of the Company). This authority expires on the earlier of 12 months from the date of passing this resolution or the conclusion of the next Annual General Meeting of the Company.

The Directors will use the share purchase authority with discretion. In reaching a decision to purchase shares of the Company the Directors would take account of the Company's business and any impact on earnings per share and net tangible assets per share. The Directors have no current intention to exercise the authority sought by this resolution.

Resolution 16

This resolution authorises the Directors to amend the Company's Articles of Association to permit electronic communication with shareholders in future. The resolution further seeks approval from shareholders for a proposal to adopt electronic communication with shareholders as a default, as opposed to the existing approach involving written communication.

The Companies Act 2006 gives the Company the option to use electronic communications with shareholders as a default, subject to prior approval by the shareholders. The Company proposes to contact all shareholders by letter during 2007 to ascertain whether each shareholder wishes to continue to receive hard copies of all communication from the Company, or whether the shareholder wishes to receive such communications electronically. As a default, those shareholders who do not respond to the letter will receive all future communications electronically.

The Directors believe that this change is in line with emerging best practice and will offer a more cost-effective, efficient, and environmentally friendly means of communicating with shareholders. The Directors recommend a vote in favour of this resolution.

Auditors

Each of the Directors at the date of approval of this report confirms that:

(1) So far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

(2) The Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of S234ZA of The Companies Act 1985.

By order of the Board,

D. Jeffcoat
Company Secretary
23 February 2007
Registered Office: 417 Bridport Road, Greenford, Middlesex UB6 8UA
Registered Number: 2830397

Combined code compliance

This section describes how the Group has applied the principles of the Combined Code on Corporate Governance, published in June 2006 ("the Code"). A summary of the Group's compliance position follows with details of any exceptions.

Main Board

The Board deals with the important aspects of the Group's affairs including setting and monitoring strategy, reviewing performance, ensuring that the Group has adequate financial resources and reporting to shareholders.

The Board has established Audit, Nominations and Remuneration Committees, to which certain key responsibilities are delegated. These responsibilities, which are in line with the recommendations of the Code, are set out below.

The Board is chaired by Dr Julian Blogh, who was appointed Chairman in 2005. On 1 October 2006 Dr Blogh became non-executive Chairman of Gooch and Housego plc.

At the end of 2006 the main Board comprised the Chairman, three independent non-executive Directors and four executive Directors. As senior independent non-executive Director, Andrew Walker has particular responsibility, on behalf of the Board, for safeguarding the provisions of the Code on corporate governance, and is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve, or for which such contact is inappropriate.

Ian Griffiths and Christopher Bailey continue in their roles as independent non-executive Directors. Although the Code calls for the majority of the Board to be independent non-executive Directors, it is the view of the Directors that the current structure of the Board is appropriate for Ultra given the relative complexity of the business and the desire of the Board to maintain a flexible, rapid and informed decision-making process. Any further increase in the number of non-executive Directors at this time would result in reduced focus, slower decisions and a higher cost base.

Mr Jeffcoat, who was appointed to the Board in 2000, is both Finance Director and Company Secretary, reporting to the Chief Executive. Although this does not follow best governance practice, which calls for the roles to be separated and for the Company Secretary to report directly to the Chairman, Ultra's lean management structure does not encourage extra costs to be incurred by appointing an independent Company Secretary. The Board believes that Mr Jeffcoat is able effectively to maintain sufficient separation of his two roles to avoid any significant conflicts of interest.

The Board met thirteen times during the year. Details of the numbers of meetings of the main Board and its sub-committees that were attended by the individual Directors are set out in the table on page 35.

Key decisions that are delegated to the Chief Executive include the approval of budgeted capital investments below £500,000 in value, major contract bids below £100 million, the appointment and dismissal of business unit Managing Directors and their individual levels of remuneration, and charitable donations with the advice of an internal charities committee.

Audit Committee

The Board has overall responsibility for reviewing the effectiveness of internal control procedures throughout the Group, although the Audit Committee monitors the internal financial control procedures that are operated by the Group and their effectiveness.

During 2006 the Audit Committee comprised Andrew Walker, Committee Chairman and senior independent non-executive Director, Ian Griffiths and Christopher Bailey.

The Committee met four times during the year. The main topics considered during the meetings were:

(a) agreeing the strategy and scope of planned internal and external audit activities;
(b) reviewing the outcome of internal and external audits carried out and agreeing upon the necessary actions;
(c) reviewing the financial results of the Group and the formal external announcements relating to them;
(d) monitoring the independence and effectiveness of the internal and external audit functions, both of which are carried out by professional accounting firms on behalf of the Group;
(e) assessing the risk that the Group's financial statements are materially mis-stated as a result of fraud;
(f) endorsing the Group's public interest disclosure policy and, in the form of the Committee Chairman, providing an independent point of contact for all employees, and
(g) re-appointing Deloitte & Touche LLP as external auditors.

It is the policy of the Group that non-audit services provided by Deloitte & Touche LLP, Ultra's external auditors, are restricted to regulatory reporting, training and consultancy services connected with responding to new reporting requirements, due diligence assessments of potential acquisitions and other attestation work. The Board believes that the auditors' familiarity with the accounting techniques that are involved in the Group's long-term contracting activities serves them well in carrying out effective due diligence reviews of other similar companies.

Nominations Committee

The Nominations Committee comprises the non-executive Directors and the Chief Executive. The Committee is chaired by Julian Blogh but was not required to meet during 2006. The key responsibility of the Committee is to review all main Board and sub-committee appointments.

Remuneration Committee

The Board Remuneration Committee consists of Andrew Walker, Chairman, Christopher Bailey and Ian Griffiths. It met three times during the year. The Committee is responsible for evaluating the performance of the executive Directors, including the Chief Executive, and for setting their levels of remuneration. It also meets without the Group Chairman being present to agree his remuneration. A Directors' remuneration report is included on page 38, together with details of the Directors' pension entitlements, long term incentive share awards and shareholdings.

Evaluation of Board and Committee effectiveness

Following the recommendations of the Code, the Board has introduced an evaluation process in which the effectiveness of the Board, its subcommittees and each individual Director are assessed over a rolling two year period. In 2006 the effectiveness of the main Board and its subcommittees was reviewed with the assistance of an external consultant. This review was based upon a questionnaire that was completed independently by all members of the Board. The scope of the review covered the Board structure, processes and administration, together with the distribution of information. Its results were communicated to the Directors in a written report that was discussed during a Board meeting. Following a constructive discussion certain minor changes to Board arrangements were agreed. The intention is to review the contribution of the individual Directors during 2007 and to repeat this two year cycle in the future.

Directors' re-election

Ian Griffiths, non-executive Director and David Jeffcoat, Group Finance Director, are retiring by rotation in accordance with the Articles of Association and standing for re-election. Andrew Walker, senior non-executive Director, has served as a Director for more than nine years and is therefore required to stand for re-election annually. The complexity of the Group's activities, his previous experience as an executive Director of several major groups and his extensive knowledge of Ultra mean that he is well qualified for his current position on Ultra's Board. The Directors are convinced that Mr Walker remains highly effective in his role as senior non-executive and that it is in the best interests of the shareholders for him to continue.

Meeting attendance

	Main Board	Audit Committee	Nominations Committee	Remuneration Committee
Number of meetings	13	4	-	3
C. Bailey	9	2	-	3
J. Blogh	13	-	-	-
D. Caster	13	-	-	-
I. Griffiths	9	3	-	1
A. Hamment	13	-	-	-
F. Hope	12	-	-	-
D. Jeffcoat[1]	12	4	-	3
A. Walker	12	4	-	3

[1] Mr Jeffcoat is secretary to the Board and all three sub-committees. He attends all Committee meetings in that capacity.

Internal controls

The Combined Code states that Directors should review the effectiveness of the Group's entire system of internal controls, covering business risks associated with strategic, operational, financial and information technology matters.

Ultra's internal controls are designed to meet the Group's particular needs and the risks to which it is exposed. In this context the controls can provide only reasonable, not absolute, assurance against material errors, losses or fraud. The key features of the internal control system that operated during the year are described on the next page.

Control environment

Ultra's organisational structure has clearly defined lines of responsibility and delegated authorities, which are reviewed regularly by the Board to ensure that they are still relevant given the current size and structure of the Group. Ethical values and control consciousness are communicated to managers and staff via performance appraisal and development and training programmes.

All businesses are required to maintain written financial procedure manuals that are consistent with the control principles and policies set out in the Ultra Group Finance Manual. Acquisitions, major capital investments and contract bids above a defined value require Board approval, with smaller investment decisions delegated to the Chief Executive.

Risk management

Management has a responsibility for identifying the risks facing Ultra's businesses and for putting in place procedures to monitor and mitigate such risks. Strategic risks are formally assessed by the Board during the annual strategic planning process and steps are taken following this process to ensure that all such risks are minimised throughout the year.

Operational risks are monitored as part of the Group's monthly business performance review process. Business units are required to report on all key areas of risk, indicating situations that are not compliant with normal controls.

Remedial actions must be proposed and such situations are then monitored until a satisfactory conclusion is reached. All significant deviations are reported to the Board by the responsible Director twice annually.

The Board has established an Internal Audit process, carried out by Ernst & Young LLP, to review financial and information systems control procedures throughout the Group. All business units are audited at least once every two years and those judged to represent a higher risk are reviewed more often. In addition all significant newly acquired businesses are audited within six months of the acquisition date. Internal Audit reports to the Chairman of the Audit Committee and presents its findings to the Audit Committee. Follow-up actions to deal with any control weaknesses are reported to the Committee every six months and Internal Audit confirms that satisfactory progress has been made during its next visit to the business concerned.

In addition the executive Directors take an active role in identifying and assessing potential risks in all areas of the business. This is achieved both through the normal monthly business review programme and also through day-to-day management contact. The managing directors and finance heads of all business units are required annually to make formal written representation to the Board, confirming that they accept responsibility for maintaining effective internal controls and that they have disclosed full details of any fraud or suspected fraud within their businesses.

In summary the Board accepts overall responsibility for reviewing the operation and effectiveness of the Group's internal control framework on a regular basis; internal procedures are reviewed and updated where necessary. The Board has performed a specific assessment for the purpose of this annual report. This assessment considered all significant aspects of internal control arising during the period covered by the report, including the work of Internal Audit. The Audit Committee assists the Board in discharging its review responsibilities.

Financial reporting systems

The Group has a comprehensive system of financial reporting covering key performance indicators such as sales, profits and cash flow. The annual budget and five year strategic plan for each business are approved by the executive Directors and the Board approves the Group's budget and plan. The actual results for each business and variances against budget are reported monthly to the Board, normally during the third week of the following month. Revised forecasts for the half-year and full-year are prepared monthly for each business unit, and for the Group as a whole, and presented to the Board.

Shareholder communication

The Group encourages two-way communications with both institutional and private investors and endeavours to respond promptly to queries received. Ultra's website provides detailed financial and business information about the Group. Meetings between Directors, institutional shareholders and other market professionals are held regularly as a part of Ultra's investor relations programme. Shareholders are invited to attend the Annual General Meeting, to ask questions during the meeting and to meet individual Directors after the formal proceedings have ended. Documentation relevant to Ultra's governance framework will be available for inspection before the Meeting, including the terms of reference of the Board and its sub-committees and the Directors' contracts of employment. The terms of reference can also be found on the Group website at www.ultra-electronics.com.

Going concern

After making enquiries the Directors have established that the Group's forward order book provides satisfactory cover for trading in the year to come and have a reasonable expectation that the Company and Group have adequate financial resources to continue in operational existence for the foreseeable future. The Group's banking facilities were renewed in 2005 for a five-year period, evidencing the Group's strong credit standing. For these reasons, the Board continues to adopt a going concern basis in preparing the accounts.

Statement of responsibilities

The Directors are responsible for preparing the Annual Report and the associated financial statements. They are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) but have chosen to prepare company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of UK GAAP company financial statements, the Directors are required to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

In the case of IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management intends either to liquidate the entity or to cease trading, or has no realistic alternative but to do so.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and Directors' remuneration report which comply with the requirements of the Companies Act 1985.

The Directors are responsible for the maintenance and integrity of the company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

UNAUDITED INFORMATION

Composition and role of the Remuneration Committee ('the Committee')

The Company complies with the relevant conditions of the Combined Code on Corporate Governance relating to Directors' remuneration as published by the London Stock Exchange and the Directors' Remuneration Report Regulations 2002.

Andrew Walker is the Chairman of the Committee and the other members are Christopher Bailey and Ian Griffiths. All three members are non-executive Directors. Julian Blogh and Douglas Caster also normally attend Remuneration Committee meetings, although they are not formally members of the Committee.

The task of the Committee is to make recommendations to the Board on the framework of executive remuneration and to determine annually the individual salaries, annual bonuses payable (if any) and other terms and conditions of employment of the executive Directors and other senior executives. The Committee also approves the terms of any discretionary share schemes in which executive Directors and senior executives may be invited to participate, and the terms of the Company's Savings Related Share Option Scheme and All-Employee Share Ownership Plan (AESOP).

The Committee consulted Douglas Caster, Chief Executive, with regard to the remuneration and benefits packages offered to executive Directors and senior executives during the year, except in relation to his own remuneration and benefits package which is determined by the Committee in his absence.

In addition, wholly independent advice on executive remuneration and share schemes was received from New Bridge Street Consultants who were appointed by the Company and who provided no other services to the Company during the year, save for ongoing advice in connection with the operation of the Company's share schemes.

Remuneration policy

The policy of the Committee is to reward senior management competitively, enabling the Company to recruit, motivate and retain executives of high calibre, whilst avoiding paying excessive remuneration. Further details of the remuneration policy followed by the Committee are set out below. The remuneration practices adopted by a group of like companies that, in the opinion of the Committee, face similar remuneration issues to the Company, are considered with guidance from the remuneration consultants who advise the Committee. The size and nature of each key element of the remuneration package of the executive Directors has been determined following this analysis.

It is the aim of the Committee to encourage and reward high performance. It is the opinion of the Committee that shareholders' interests are best served by setting a moderate level of fixed pay, while providing competitive potential levels of total remuneration through short and longer term incentive arrangements that require the satisfaction of challenging performance conditions. Therefore, a significant proportion of the executive Directors' remuneration is performance-linked.

Salaries

Salaries of executive Directors are reviewed by the Committee annually. In addition to an analysis presented by New Bridge Street Consultants, the Committee uses published salary surveys and information available in the annual reports of similar companies as sources of market information. The Committee takes account of pay and employment conditions elsewhere in the Group when determining annual salary increases.

Specific factors taken into account by the Committee when determining each executive Director's base salary are:

- the median level of base salary for a similar position within a like group of companies;
- the individual Director's performance; and
- the responsibilities of the respective Director.

The Chairman's remuneration is set by the Committee, which meets without him for this purpose. The remaining non-executive Directors' fees are set by a Committee comprising the executive Directors. In all cases the remuneration awards are based upon published salary surveys, taking account of individual responsibilities. Andrew Walker is Chairman of the Audit and Remuneration Committees and receives additional remuneration as a result.

Annual bonus scheme

Bonus payments are based upon the achievement of operating profit and cash flow targets. The maximum bonus for 2006 was 50% of base salary, of which 10% related to the achievement of a £54.1 million profit before tax and profit or loss on fair value movements on derivatives and amortisation of intangibles arising on acquisition and 40% to achieving an operating cash flow of £52.3 million after capitalised development costs, capital expenditure and purchase of long-term incentive plan shares. The actual results for the year led to a bonus pay-out of 31%. The pay-out was below the maximum, despite the full-year results being above target, because of higher working capital levels during the year.

Annual bonus scheme (continued)

The Committee carried out a detailed review of the Executive Directors' levels of compensation during the year. This revealed that the existing maximum annual bonus potential of 50% of salary is well behind the market for companies of a similar size to Ultra. The 50% maximum was set when Ultra was a smaller company and has not been increased for a number of years. As a result of the Company's sustained strong performance, Ultra is now ranked close to the middle of the FTSE 250 index.

Accordingly, recognising the need to pay the Executive Directors competitively relative to other companies of a similar size and complexity, and to ensure that a significant portion of executive pay is directly linked to performance, from 2007 the maximum bonus potential for Executive Directors will be increased to 75% of salary. The Committee notes that this level remains relatively modest compared to the maximum bonus potential for Executive Directors within other FTSE 250 companies of a similar size. The Committee will continue to ensure that the targets set under the annual bonus plan remain sufficiently stretching to justify the payment of bonuses and will take account of the higher annual bonus opportunity when setting these targets. The parameters used to assess payment will continue to be based on a combination of a profit target, which will account for up to 15% and a cash flow objective for the remaining 60%.

Directors' Long-Term Incentive Plan and Employee Share Option Plans

Due to the expiry of a number of the Company's existing share incentive plans, namely the 2002 to 2007 Long-Term Incentive Plan, the Company Share Option Plan and the Executive Share Option Scheme, Ultra will seek shareholder approval for the establishment of the following new discretionary share plans at the forthcoming Annual General Meeting:

- a 2007 Long-Term Incentive Plan ("2007 LTIP");
- a 2007 Company Share Option Plan ("2007 CSOP"); and
- a 2007 Executive Share Option Scheme ("2007 ESOS").

In addition, shareholder approval will be sought for the establishment/renewal of certain all-employee share plans, so that every employee at Ultra will continue to be given the opportunity to participate in the Company's success.

The sole form of equity-based long-term incentive for Executive Directors has been the 2002-2007 LTIP. It is proposed that this continues to be the case, namely that Executive Directors will only participate in the 2007 LTIP and will not receive awards under the new 2007 CSOP or ESOS. These plans will still be used for more junior employees.

Key features of the new 2007 LTIP

It is proposed that most of the key features of this existing plan should be reflected in the new 2007 LTIP. In its review, the Committee found that the existing LTIP scheme has helped to motivate senior executives to drive sustained above-market long-term growth in Ultra's profits and, therefore, to generate excellent returns for shareholders. However, in designing the new 2007 LTIP, account has been taken of changes in best market practice since the current plan was approved by shareholders.

Accordingly, the main features of the new 2007 LTIP will be as follows:

- Conditional awards of shares will be made annually to Executive Directors and selected other senior executives which will normally vest three years after grant, subject to continued employment and the extent to which a performance condition has been met.
- As with the 2002 LTIP, the performance condition will measure Ultra's growth in adjusted Earnings per Share ("EPS") relative to a group of comparator companies over the three financial years starting, in each case, with the most recently published EPS figure. At the end of the performance period (which cannot be extended and "re-tested"), each company's growth in EPS will be calculated over that period, with the companies ranked in descending order according to the growth in their EPS. The percentage of the award that vests will be calculated as follows:

Rank	Percentage of award that vests
Below median	0%
Median	20%
Upper quartile	100%
Between median and upper quartile	Pro-rata between 20% and 100%

- For future awards, different performance conditions may be set, although the Committee would intend to consult shareholders before any materially different performance conditions are applied.
- It will continue to be the Committee's policy to grant awards to Executive Directors in the form of shares worth 100% of salary annually, as with the existing 2002 LTIP. However, in exceptional circumstances such as recruitment, the Committee may make awards of up to 150% of salary.
- Awards will normally lapse upon a participant leaving the employment of Ultra. However, in the case of death, and in such other circumstances at the discretion of the Committee, awards may vest subject to performance and will ordinarily be reduced on a pro rata basis.

Key features of the new 2007 LTIP (contined)

- In the event of a change of control of Ultra, awards will vest subject to performance measured up to the date of the change of control and will normally be reduced on a pro rata basis, again subject to the discretion of the Committee.
- On vesting, participants will have the right to receive a payment equal to the value of dividends accruing on awards during the vesting period. However, no dividends will be paid on shares which do not vest.
- No benefits under the plan will be pensionable.

Calculation of Relative Earnings per Share Performance

The Committee believes strongly that the use of a relative EPS growth measure continues to be the most appropriate performance condition for awards under the 2007 LTIP. This condition ensures that participants are rewarded for the delivery of EPS growth above that of a group of broadly comparable other companies. However, the Committee is conscious that the use of a relative EPS measure may require certain adjustments to be made in order to ensure that EPS growth is measured consistently from company to company. In particular, it notes that many companies disclose a 'normalised' (or equivalent) EPS figure, the definition of which may vary between comparator companies.

Therefore, in order to ensure that EPS growth is measured consistently, the Remuneration Committee has determined that the EPS figure to be used for the comparator group will be "basic" EPS as disclosed, adjusted for (i.e. excluding) charges relating to IAS 39 (Financial Instruments: Recognition and Measurement), IAS 19 (Employee Benefits) and amortisation of acquired intangible assets. No adjustments will be made for goodwill impairment charges or for exceptional gains or losses. The proposed comparator group for measuring EPS growth is:

Alba plc
Amstrad plc
BAE Systems plc
Charter plc
Chemring Group plc
Chloride Group plc
Cobham plc
Dialight plc
Domino Printing Sciences plc
Filtronic plc
Halma plc
Hampson Industries plc
Laird Group plc
Meggitt plc
Oxford Instruments plc
Psion plc
Renishaw plc
Rolls-Royce plc
Rotork plc
Senior plc
Smiths Group plc
Spectris plc
Spirax-Sarco Engineering plc
Telent plc
TT Electronics plc
UMECO plc
Vitec Group plc
Volex Group plc
VT Group plc
Whatman plc
Zetex plc

For Ultra, the figure used in calculating EPS growth will be based upon the Company's adjusted EPS (as above), with a further adjustment made to remove 50% of post-tax movements in Ultra's product-related provisions and contract reserves taking place during the three year period. However, the Remuneration Committee will retain discretion to make further adjustments to this figure should it believe it appropriate to do so.

The extent to which awards vest will be independently verified by a third party, typically JPMorgan Cazenove (the Company's stockbrokers).

The executive Directors are also eligible to participate in the Company's Inland Revenue approved All-Employee Share Ownership Plan ('AESOP') and the Savings Related Share Option Scheme. Under the AESOP, employees in the UK are offered the opportunity to buy shares up to the value of £1,500 per annum from pre-tax salary. Shares are then held in trust on behalf of employees until the maturity date or until they leave the Company. The Savings Related Share Option Scheme is no longer offered but it is planned to re-introduce it for all UK employees.

Senior Executive Share Ownership Guidelines

To increase the alignment of interests between senior executives and shareholders, the Committee intends to introduce a share ownership guideline under which all Executive Directors will be encouraged to retain at least 50% of the post-tax shares they acquire on the vesting of LTIP awards until a holding equivalent to 100% of base salary is achieved. Pre-existing shareholdings will be taken into account.

Total Shareholder Return performance graph

The graph below shows the Total Shareholder Return ('TSR') performance of the Company in comparison with the FTSE Mid 250 over the past five years. The graph shows the value at the end of 2006 of £100 invested at the end of 2001, in the Company and in the Index.

The Committee considers the FTSE Mid 250 index a relevant index for TSR comparison as the index members represent a broad range of UK quoted companies.

Total Shareholder Return

Source: Thomson Datastream



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Value (£)
31 December 01
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31 December 03
31 December 04
31 December 05
31 December 06
Ultra Electronics
FTSE Mid 250 Index

Directors' service contracts

The service contracts of executive Directors have a notice period of one year, which the Committee considers appropriately reflects both current market practice and the balance between the interests of the Company and each executive Director. In the event of early termination, it is the Committee's policy that the amount of compensation paid to executive Directors will be considered in the light of all the relevant circumstances, subject to the overriding conditions that:

- the Committee's aim will be to avoid rewarding poor performance;
- the duty of the relevant executive Director to mitigate his loss will be taken into account; and
- no compensation payment can exceed one year's salary.

The following table provides more information on each Director's service contract:

Name	Date of contract	Notice period
C. Bailey	28 January 2006	Nil
J. Blogh	22 April 2006	Nil
D. Caster	25 September 1996	12 months
I. Griffiths	1 April 2006	Nil
A. Hamment	1 July 2000	12 months
F. Hope	1 January 1999	12 months
D. Jeffcoat	10 July 2000	12 months
A. Walker	1 January 2006	Nil

No executive Directors have provisions in their contracts for compensation on early termination other than the notice period. The non-executive Directors have fixed twelve-month contracts with no notice period. There are no provisions in their contracts for compensation on early termination.

Directors' pension entitlements

The Company operates a contributory pension scheme for current executive Directors. A pension equal to two-thirds of salary at retirement is provided at the normal retirement age of 63 years. Where pensionable service is less than 20 years, the pension is calculated at one-thirtieth of the retirement salary for each year of service. With the Company's consent, executive Directors may retire from age 50. After age 58, Company consent to early retirement is not required. Pensions are reduced in the event of early retirement. Death-in-service cover is a lump sum of four times pensionable earnings. In addition, a spouse's pension of 33% of pensionable earnings is payable, together with an allowance for dependent children up to a maximum of 33% of pensionable earnings where relevant. On the death of a retired Director, a spouse's pension of 50% of the Director's pension is payable. Once the pension is in payment, the part of the Director's pension above the Guaranteed Minimum Pension will be increased each year in line with the increase in the retail price index, capped at 7.5%, above which increases are at the Trustees' discretion.

AUDITED INFORMATION

Directors' pension benefits earned

The table below sets out the pension benefits earned by executive Directors for the year ended 31 December 2006:

	Age at year-end	Accrued benefit at beginning of period	Increase in period (net of indexation)	Transfer value of increase in period	Accrued benefit at end of period	Transfer value at beginning of period	Transfer value at end of period	Movement in transfer value during period*
		£'000	£'000	£'000	£'000	£'000	£'000	£'000
D. Caster	53	101	41	439	145	1,071	1,650	556
A. Hamment	52	52	7	60	60	514	642	117
F. Hope	52	35	3	23	39	339	408	61
D. Jeffcoat	56	19	3	38	23	238	307	61

*Less Directors' contributions.

Directors' remuneration

Directors' emoluments are detailed below:

	Basic salary	Other cash emoluments	Fees	Annual performance bonus	Benefits	2006 Total	2005 Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
C. Bailey	-	-	33	-	-	33	27
J. Blogh	-	-	137	-	-	137	195
D. Caster	325	-	-	101	26	452	369
I. Griffiths	-	-	33	-	-	33	29
A. Hamment	143	11	-	44	2	200	202
F. Hope	200	-	-	62	19	281	272
P. Macfarlane	-	-	-	-	-	-	19
D. Jeffcoat	200	3	-	62	7	272	266
A. Walker	-	-	38	-	-	38	34
	868	14	241	269	54	1,446	1,413

Pension contributions to Directors of £130,530 (2005: £102,905) were paid by the Company, including £39,406 (2005: £38,133) in respect of the highest paid Director. Other benefits of executive Directors comprise a car (or allowance), provision of fuel and insurances for life, personal accident and family medical cover. Non-executive Directors are not eligible for pension scheme membership and do not participate in any of the Group's bonus or other incentive plans.

Directors' interests under Long-Term Incentive Plans

Details of the Directors' interests in these arrangements are given below and on the following page:

Interests under the Ultra Electronics Long-Term Incentive Plan 2002-2007

	No. of shares					Market price of shares	Crystallising dates of outstanding
Award periods	J. Blogh	D. Caster	A. Hamment	F. Hope	D. Jeffcoat	granted	awards
2003	50,864	30,386	24,221	29,065	31,047	£4.54	April 2006
2004	49,443	29,084	23,267	27,727	29,278	£5.16	April 2007
2005	26,280	26,954	16,576	22,237	21,832	£7.42	April 2008
Interests at 1 January 2006	126,587	86,424	64,064	79,029	82,157		
2006	-	24,727	12,858	17,309	17,309	£10.11	April 2009
2003 award crystallised during the year	(25,432)	(15,193)	(12,110)	(14,532)	(15,523)		
2003 award lapsed during year	(25,432)	(15,193)	(12,111)	(14,533)	(15,524)		
Interests at 31 December 2006	**75,723**	**80,765**	**52,701**	**67,273**	**68,419**		

The 2003 award crystallised during the year as detailed above. The actual date of the award was February 2003. The market price of the shares when granted was £4.54; the market price of the shares on vesting was £10.90. The aggregate gain made by the Directors under the LTIP during the year was £902,204 (2005: £1,056,503).

Directors' interests under Long-Term Incentive Plans (continued)

These awards are subject to comparative EPS-based performance conditions materially identical to those described earlier. During the year, the Group purchased 47,751 shares (nominal value of £2,388) for £513,000 relating to the 2006 awards (2005: 79,155 shares – £596,000). This includes £356,660 worth of Ultra shares for the Directors (2005: £481,000). The Group purchased 34,573 shares for the 2006 award at the then mid-market price from Directors who sold shares on crystallisation of the 2003 awards as noted above. The mid-market price was £10.70 on the date of purchase. Shares were sold by J. Blogh (10,620), D. Caster (6,345), A. Hamment (5,057), F. Hope (6,069) and D. Jeffcoat (6,482).

On J. Blogh's retirement as Chief Executive in 2005, the Remuneration Committee having taken approriate external advice, made a discretionary decision to allow him to retain his existing LTIP entitlement at that time.

Directors' interests under the All-Employee Share Ownership Plan

As described above, the Company operates an All-Employee Share Ownership Plan ('AESOP') in which the executive Directors are eligible to participate. Details of the executive Directors' interests in this arrangement are given below:

Name of Director	Interests as at 1 January 2006	Partnership shares acquired during year	Interests as at 31 December 2006	Partnership shares acquired from 1 January 2007 to 23 February 2007	Interests as at 23 February 2007
D. Caster	1,390	**166**	**1,556**	**22**	**1,578**
A. Hamment	1,390	**166**	**1,556**	**22**	**1,578**
F. Hope	1,390	**166**	**1,556**	**22**	**1,578**
D. Jeffcoat	1,296	**165**	**1,461**	**22**	**1,483**
Total	5,466	**663**	**6,129**	**88**	**6,217**

During the year, the Share Ownership Plan Trust, established and operated in connection with the AESOP, purchased 44,254 (2005: 53,426) Ultra Electronics Holdings plc shares (nominal value £2,213) for £461,762 (2005: £431,750). One executive Director, David Jeffcoat, is a trustee of the Plan Trust as well as participating in the AESOP.

Directors' interests

Details of Directors' shareholdings are given below:

	At start of year		At end of year		At 23 February 2007
	Direct ownership	Indirect beneficial ownership	Direct ownership	Indirect beneficial ownership	Direct ownership
C. Bailey	-	2,500	**-**	**2,500**	**-**
J. Blogh	258,159	884,921	**272,971**	**884,921**	**272,971**
D. Caster	536,494	500,576	**545,508**	**500,576**	**545,530**
I. Griffiths	-	-	**-**	**-**	**-**
A. Hamment	55,363	43,535	**62,582**	**43,535**	**62,604**
F. Hope	75,990	-	**84,619**	**-**	**84,641**
D. Jeffcoat	40,531	-	**36,237**	**13,500**	**36,259**
A. Walker	1,096	469	**-**	**12,565**	**-**

There were no changes in indirect beneficial ownership between 1 January 2007 and 23 February 2007.

Andrew Walker
Chairman of the Remuneration Committee
23 February 2007

To the members of Ultra Electronics Holdings plc

We have audited the Group financial statements (the "Group financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the related notes numbered 1 to 27 and the statement of Group accounting policies. These Group financial statements have been prepared under the accounting policies set out therein.

The Corporate governance statement and the Directors' Remuneration report are included in the individual Company Annual Report of Ultra Electronics Holdings plc for the year ended 31 December 2006. We have reported separately on the individual Company financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2006 and on the information in the Directors' Remuneration report included in the Annual Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether, in our opinion, the information given in the Directors' report is consistent with the Group financial statements. The information given in the Directors Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Directors report. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' transactions with the Group is not disclosed.

We read the Directors' report and the other information contained in the Annual Report for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements.

Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.

The Group in addition to complying with its legal obligation to comply with IFRSs adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2006 and its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
23 February 2007

Consolidated income statement

For the year ended 31 December 2006

	Note	2006 £'000	2005 £'000
Continuing operations			
Revenue	3	**377,040**	342,410
Cost of sales		**(274,466)**	(250,160)
Gross profit		**102,574**	92,250
Other operating income		**1,505**	4,805
Distribution costs		**(810)**	(825)
Administrative expenses		**(48,569)**	(48,393)
Other operating expenses		**(753)**	-
Profit from operations	4	**53,947**	47,837
Investment revenue	6	**4,939**	553
Finance costs	7	**(3,874)**	(7,688)
Profit before tax		**55,012**	40,702
Tax	8	**(15,404)**	(11,292)
Profit for the year from continuing operations attributable to equity holders of the parent		**39,608**	29,410
Earnings per ordinary share (pence)			
From continuing operations			
Basic	10	**58.8**	43.9
Diluted	10	**58.3**	43.5

The accompanying notes are an integral part of this consolidated income statement.

Consolidated balance sheet

	Note	2006 £'000	2005 £'000
Non-current assets			
Intangible assets	11	**149,758**	150,494
Property, plant and equipment	12	**20,814**	22,844
Deferred tax assets	20	**11,223**	17,301
		181,795	190,639
Current assets			
Inventories	13	**29,198**	25,937
Trade and other receivables	15	**83,599**	74,412
Cash and cash equivalents		**25,628**	40,193
		138,425	140,542
Total assets		**320,220**	331,181
Current liabilities			
Trade and other payables	16	**(110,235)**	(104,009)
Tax liabilities		**(7,387)**	(8,089)
Obligations under finance leases	17	**(22)**	(36)
Short-term provisions	21	**(10,459)**	(7,028)
		(128,103)	(119,162)
Non-current liabilities			
Retirement benefit obligations	26	**(35,143)**	(46,576)
Other payables	16	**(1,158)**	(930)
Deferred tax liabilities	20	**(2,830)**	(1,149)
Obligations under finance leases	17	**(48)**	(67)
Bank overdrafts and loans	18	**(32,722)**	(74,367)
Long-term provisions	21	**(2,825)**	(3,874)
		(74,726)	(126,963)
Total liabilities		**(202,829)**	(246,125)
Net assets		**117,391**	85,056
Equity			
Share capital	22	**3,378**	3,361
Share premium account	23	**33,180**	31,679
Own shares	23	**(2,692)**	(2,641)
Hedging and translation reserves	23	**(4,837)**	(990)
Retained earnings	23	**88,362**	53,647
Total equity attributable to equity holders of the parent		**117,391**	85,056

The finanical statements were approved by the Board of Directors and authorised for issue on 23 February 2007.

On behalf of the Board

D. Caster, *Chief Executive*

D. Jeffcoat, *Finance Director*

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated cash flow statement

	Note	2006 £'000	2005 £'000
Net cash from operating activities	24	**49,550**	48,217
Investing activities			
Interest received		**1,216**	549
Purchase of property, plant and equipment		**(4,759)**	(7,311)
Proceeds from disposal of property, plant and equipment		**34**	100
Expenditure on product development and other intangibles		**(4,676)**	(2,909)
Acquisition of subsidiary undertakings (net of cash acquired)		**(7,799)**	(36,610)
Net cash used in investing activities		**(15,984)**	(46,181)
Financing activities			
Issue of share capital		**1,518**	1,389
Purchase of Long-Term Incentive Plan shares		**(513)**	(596)
Dividends paid		**(11,102)**	(9,567)
(Repayment)/increase of borrowings		**(36,315)**	21,747
Repayment of obligations under finance leases		**(33)**	(20)
New finance leases		**-**	92
Net cash (used in)/from financing activities		**(46,445)**	13,045
Net (decrease)/increase in cash and cash equivalents		**(12,879)**	15,081
Cash and cash equivalents at beginning of year		**40,193**	24,060
Effect of foreign exchange rate changes		**(1,686)**	1,052
Cash and cash equivalents at end of year		**25,628**	40,193

The accompanying notes are an integral part of this consolidated cash flow statement.

Consolidated statement of recognised income and expense

For the year ended 31 December 2006

	Note	2006 £'000	2005 £'000
Exchange differences on translation of foreign operations		**(3,847)**	108
Actuarial gains/(losses) on defined benefit pension schemes (net of deferred tax and exchange rate movements)	26	**7,827**	(3,580)
Fair value of derivatives at 1 January 2005		**-**	2,268
Profit/(loss) on cash flow hedge		**226**	(144)
Tax on items taken directly to equity		**(1,923)**	(522)
Net income/(expense) recognised directly in equity		**2,283**	(1,870)
Transfers			
Transfer to profit and loss on cash flow hedges		**(28)**	-
Profit for the year		**39,608**	29,410
Total recognised income and expense for the year attributable to equity holders of the parent	23	**41,863**	27,540

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

1 Segment information

2006 2005	External revenue £'000	Internal revenue £'000	Total £'000	External revenue £'000	Internal revenue £'000	Total £'000
Revenue						
Aircraft & Vehicle Systems	**93,907**	**3,423**	**97,330**	84,370	982	85,352
Information & Power Systems	**120,517**	**8,964**	**129,481**	117,268	7,632	124,900
Tactical & Sonar Systems	**162,616**	**11,813**	**174,429**	140,772	8,035	148,807
Eliminations	**-**	**(24,200)**	**(24,200)**	-	(16,649)	(16,649)
Consolidated revenue	**377,040**	**-**	**377,040**	342,410	-	342,410

All inter-group trading is at arms length.

	2006 £'000	2005 £'000
Profit from operations		
Aircraft & Vehicle Systems	**13,190**	15,923
Information & Power Systems	**19,333**	18,094
Tactical & Sonar Systems	**24,986**	17,117
	57,509	51,134
Amortisation of intangibles arising on acquisition*	**(3,562)**	(3,297)
Profit from operations	**53,947**	47,837
Investment revenue	**4,939**	553
Finance costs	**(3,874)**	(7,688)
Profit before tax	**55,012**	40,702

*The charge relating to the amortisation of intangibles arising on acquisition is attributable as follows:

	2006 £'000	2005 £'000
Aircraft & Vehicle Systems	**(505)**	-
Information & Power Systems	**(174)**	-
Tactical & Sonar Systems	**(2,883)**	(3,297)
	(3,562)	(3,297)

Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2006 £'000	2005 £'000	2006 £'000	2005 £'000
Aircraft & Vehicle Systems	**4,301**	2,177	**3,419**	1,208
Information & Power Systems	**2,142**	4,420	**2,930**	3,233
Tactical & Sonar Systems	**2,992**	3,623	**5,439**	7,141
Total	**9,435**	10,220	**11,788**	11,582

The 2006 depreciation and amortisation expense includes £6,258,000 of amortisation charges (2005: £5,450,00) and £5,530,000 of property, plant and equipment depreciation charges (2005: £6,132,000).

1 Segment information (continued)

Total assets by segment

	2006 £'000	2005 £'000
Aircraft & Vehicle Systems	**80,857**	67,144
Information & Power Systems	**68,656**	64,439
Tactical & Sonar Systems	**129,684**	141,441
	279,197	273,024
Unallocated	**41,023**	58,157
Total assets	**320,220**	331,181

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

Total liabilities by segment

	2006 £'000	2005 £'000
Aircraft & Vehicle Systems	**(36,032)**	(25,454)
Information & Power Systems	**(40,296)**	(38,528)
Tactical & Sonar Systems	**(46,792)**	(49,987)
	(123,120)	(113,969)
Unallocated	**(79,709)**	(132,156)
Total liabilities	**(202,829)**	(246,125)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations and bank loans and overdrafts.

Revenue by destination

	2006 £'000	2005 £'000
United Kingdom	**150,645**	132,603
Continental Europe	**35,700**	38,938
North America	**160,528**	145,338
Rest of World	**30,167**	25,531
	377,040	342,410

Other information (by geographic location)

	Total assets		Additions to Property, Plant & Equipment and intangible assets (excluding acquisitions)	
	2006 £'000	2005 £'000	**2006 £'000**	2005 £'000
United Kingdom	**146,564**	131,336	**5,811**	6,430
North America	**132,633**	141,688	**3,624**	3,790
	279,197	273,024	**9,435**	10,220

2 Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2006 £'000	2005 £'000
Profit from operations	**53,947**	47,837
Add: Amortisation of intangibles arising on acquisition	**3,562**	3,297
Operating profit (adjusted)[a]	**57,509**	51,134
Profit before tax	**55,012**	40,702
(Profit)/loss on fair value movements on derivatives	**(3,659)**	3,436
Amortisation of intangibles arising on acquisition	**3,562**	3,297
Headline profit before tax[b]	**54,915**	47,435
Cash generated by operations *(see note 24)*	**66,414**	64,499
Purchase of property, plant and equipment	**(4,759)**	(7,311)
Proceeds on disposal of property, plant and equipment	**34**	100
Expenditure on product development and other intangibles	**(4,676)**	(2,909)
Purchase of Long-Term Incentive Plan shares	**(513)**	(596)
Operating cash flow (adjusted)[c]	**56,500**	53,783

Operating profit at [a] in the table above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Headline profit before tax as shown at [b] in the above table and adjusted earnings per share *(see note 10)* are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax ([b] in the above table) and adjusted earnings per share *(see note 10)* before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (adjusted)[c], rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3 Revenue

An analysis of the Group's revenue is as follows:

	2006 £'000	2005 £'000
Sales of goods	**206,210**	192,255
Revenue from long term contracts	**170,830**	150,155
	377,040	342,410

4 Profit from operations

Profit from operations is stated after charging/(crediting):

	2006 £'000	2005 £'000
Raw materials and other bought in inventories expensed in the year	**144,808**	130,736
Inventories written down and recognised as an expense in the year	**387**	876
Staff costs *(see note 5)*	**117,162**	110,419
Depreciation and amounts written off property, plant and equipment	**5,530**	6,132
Amortisation of internally generated intangible assets	**2,234**	1,495
Amortisation of acquired intangible assets	**4,024**	3,955
Net foreign exchange (gains)/losses	**575**	(2,577)
(Profit)/loss on disposal of property, plant and equipment	**21**	(4)
Operating lease rentals		
– plant and machinery	**1,034**	1,073
– other	**4,323**	4,064
Research and development costs	**19,080**	15,124
Auditors' remuneration for statutory audit work (including expenses)	**394**	306

The Company only audit fee included in the Group audit fee shown above was £10,000 (2005: £12,000).

Analysis of auditors remuneration

	2006 £'000	2005 £'000
Fees payable for the audit of the annual accounts	**149**	90
Fees payable for the audit of subsidiaries	**245**	216
Total for statutory Group audit work	**394**	306
Analysis of non-statutory audit work		
IFRS audit work	**-**	107
Non audit fees – other services	**-**	2
Total for non statutory Group audit work	**-**	109

5 Staff costs

Particulars of employees (including executive Directors) are shown below.
Employee costs during the year amounted to:

	2006 £'000	2005 £'000
Wages and salaries	**99,450**	94,478
Social security costs	**10,306**	9,588
Other pension costs	**7,406**	6,353
	117,162	110,419

The average monthly number of persons employed by the Group during the year was as follows:

	2006 Number	2005 Number
Production	**1,157**	1,157
Engineering	**1,198**	1,143
Selling	**195**	190
Support services	**439**	390
	2,989	2,880

Information on Directors' remuneration is given in the section of the Remuneration report described as having been audited, and those elements required by the Companies Act 1985 and the Financial Services Authority form part of these accounts.

6 Investment revenue

	2006 £'000	2005 £'000
Bank interest	1,216	553
Fair value movement on derivatives	3,659	-
Retirement benefit scheme finance income	64	-
	4,939	553

7 Finance costs

	2006 £'000	2005 £'000
Amortisation of finance costs of debt	65	137
Interest payable on bank loans and overdrafts	3,835	3,164
Interest payable on finance leases	2	2
Transfers from equity on cash flow hedges	(28)	-
Total borrowing costs	3,874	3,303
Fair value movement on derivatives	-	3,436
Retirement benefit scheme finance cost	-	949
	3,874	7,688

8 Tax

	2006 £'000	2005 £'000
UK taxes		
Corporation tax	8,272	7,415
Adjustment in respect of prior years	(460)	(161)
	7,812	7,254
Overseas taxes		
Current taxation	6,044	5,400
Adjustment in respect of prior years	(854)	405
	5,190	5,805
Total current tax	13,002	13,059
Deferred tax		
Origination and reversal of timing differences		
UK deferred tax	1,118	(2,105)
Overseas deferred tax	1,284	338
Total deferred tax	2,402	(1,767)
Total tax charge	15,404	11,292

Corporation tax in the UK is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxation for the other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The amount of deferred tax charged to equity is shown in note 20.

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2006 £'000	2005 £'000
Group profit before tax	55,012	40,702
Tax on Group profit at standard UK corporation tax rate of 30% (2005: 30%)	16,504	12,211
Tax effects of:		
Income/expenses that are not taxable/allowable in determining taxable profits	(861)	(1,105)
Losses not previously recognised	-	(516)
Different tax rates of subsidiaries operating in other jurisdictions	1,075	458
Adjustments in respect of prior periods	(1,314)	244
Tax expense for the year	15,404	11,292

9 Dividends

Amounts recognised as distributions to equity holders in the year:

	2006 £'000	2005 £'000
Final dividend for the year ended 31 December 2005 of 10.7p (2004: 9.2p) per share	7,150	6,078
Interim dividend for the year ended 31 December 2006 of 5.9p (2005: 5.2p) per share	3,952	3,489
	11,102	9,567
Proposed final dividend for the year ended 31 December 2006 of 12.6p (2005: 10.7p) per share	**8,450**	7,150

The 2006 proposed final dividend was approved by the Board after 31 December 2006 and has not been included as a liability as at 31 December 2006.

Under UK tax law, no withholding tax is required to be deducted from dividends paid by Ultra Electronics Holdings plc ("Ultra"). Subject to certain exceptions for traders in securities and insurance companies, a corporate shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax on dividends received from Ultra. Individual shareholders resident in the UK for tax purposes are generally liable to income tax on the aggregate amount of any dividend received from Ultra and a tax credit equal to 10% of the gross dividend (or one ninth of the cash dividend received). The tax credit can be set against the individual shareholder's total liability to income tax on the cash dividend. Non UK resident shareholders may be subject to tax on dividends received from Ultra under any law to which they are subject outside the UK.

10 Earnings per share

	2006 pence	2005 pence
Basic adjusted *(see below)*	**58.4**	50.7
Diluted adjusted *(see below)*	**57.9**	50.3
Basic	**58.8**	43.9
Diluted	**58.3**	43.5

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	2006 £'000	2005 £'000
Earnings		
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**39,608**	29,410
Adjusted earnings		
Profit for the period from continuing operations	**39,608**	29,410
(Profit)/loss on fair value movements on derivatives (net of tax)	**(2,616)**	2,433
Amortisation of intangibles arising on acquisition (net of tax)	**2,349**	2,143
Earnings for the purposes of adjusted earnings per share	**39,341**	33,986

	Number of shares	Number of shares
The weighted average number of shares is given below:		
Number of shares used for basic EPS	**67,421,160**	67,074,121
Number of shares deemed to be issued at nil consideration following exercise of share options	**529,555**	524,441
Number of shares used for fully diluted EPS	**67,950,715**	67,598,562

11 Intangible assets

	Goodwill £'000	Intellectual property £'000	Customer relationships £'000	Development costs £'000	Other £'000	Total £'000
Cost						
At 1 January 2005	107,419	3,547	-	4,369	718	116,053
Foreign exchange differences	1,807	558	354	186	41	2,946
Acquisition of subsidiary undertakings	5,341	7,319	19,093	-	1,836	33,589
Additions	810	-	-	2,166	743	3,719
Disposals	-	-	-	(352)	-	(352)
Transfers	-	-	-	(167)	3,031	2,864
At 1 January 2006	**115,377**	**11,424**	**19,447**	**6,202**	**6,369**	**158,819**
Foreign exchange differences	(2,564)	(1,398)	(2,344)	(369)	(403)	(7,078)
Acquisition of subsidiary undertakings	3,312	110	3,141	-	519	7,082
Additions	118	-	-	3,762	914	4,794
Disposals	-	-	-	-	(19)	(19)
Transfers	33	-	-	-	17	50
At 31 December 2006	**116,276**	**10,136**	**20,244**	**9,595**	**7,397**	**163,648**
Accumulated amortisation						
At 1 January 2005	-	-	-	(1,007)	(203)	(1,210)
Foreign exchange differences	-	(13)	(34)	(106)	(47)	(200)
Charge	-	(726)	(864)	(1,495)	(2,365)	(5,450)
Disposals	-	-	-	352	-	352
Transfers	-	-	-	-	(1,817)	(1,817)
At 1 January 2006	**-**	**(739)**	**(898)**	**(2,256)**	**(4,432)**	**(8,325)**
Foreign exchange differences	-	89	108	160	309	666
Charge	-	(1,001)	(1,987)	(2,234)	(1,036)	(6,258)
Disposals	-	-	-	-	19	19
Transfers	-	-	-	-	8	8
At 31 December 2006	**-**	**(1,651)**	**(2,777)**	**(4,330)**	**(5,132)**	**(13,890)**
Carrying amount						
At 31 December 2006	**116,276**	**8,485**	**17,467**	**5,265**	**2,265**	**149,758**
At 31 December 2005	115,377	10,685	18,549	3,946	1,937	150,494

Other represents software, patents and trademarks and profit in acquired order book. The amortisation of intangible assets charge is included within administrative expenses.

Intangible assets, other than goodwill, are amortised on a straight line basis over their estimated useful lives, typically as follows:

Intellectual property	10 years
Customer relationships	10 years
Development costs	2 to 10 years
Software	3 to 5 years
Patents and trademarks	10 to 20 years

11 Intangible assets (continued)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	2006 £'000	2005 £'000
DF Group	35,375	35,375
Radamec	5,267	5,267
SML	5,495	5,473
UnderSea Sensor Systems Inc.	14,172	14,172
Tactical Communication Systems	19,305	19,305
DNE Technologies	14,106	16,012
Ocean Systems	5,321	5,321
Other (comprising several CGUs)	17,235	14,452
	116,276	115,377

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years based on an estimated growth rate of nil per cent.

The rate used to discount the forecast cash flows is 8.2%.

An impairment review of goodwill at 31 December 2006 has been performed and the Directors consider that no adjustment is required.

a) Acquisitions during the year

In aggregate, consideration of £8,008,000 was paid in respect of acquisitions, all of which was discharged by means of cash and cash equivalents. Aggregate assets and liabilities acquired comprised intangible assets of £3,770,000, property, plant and equipment of £106,000, cash of £209,000, inventories of £299,000, receivables of £875,000 and current liabilities of £871,000.

Polyflex Aerospace Limited

On 11 January 2006 the Group purchased all of the share capital of Polyflex Aerospace Limited, a business based in Cheltenham, England, for a cash consideration before expenses of £4.3 million. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	-	2,752	2,752
Property, plant and equipment	123	(56)	67
Current assets:			
Cash at bank	209	-	209
Inventories	229	-	229
Receivables	467	-	467
Current liabilities	(508)	-	(508)
Net assets acquired	520	2,696	3,216
Goodwill arising on acquisition			1,200
Purchase consideration, including acquisition costs			4,416

Polyflex contributed a loss after tax of £95,000 in the period from the date of acquisition to 31 December 2006 after incurring a charge of £505,000 arising on the amortisation of intangibles attributable to the acquisition. The goodwill arising on the acquisition is attributable to the anticipated future operating synergies deriving from the combination of businesses.

11 Intangible assets (continued)

Winfrith Safety Systems

On 28 July 2006, the Group, through a subsidiary, purchased the trade and assets of Winfrith Safety Systems for a cash consideration of £2.3 million, with a possible further £0.8 million of deferred consideration dependent upon the receipt of certain specified orders and future operational performance. This represents the fair value of the consideration payable. The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows:

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	-	1,018	1,018
Property, plant and equipment	39	-	39
Current assets:			
Inventories	70	-	70
Receivables	408	-	408
Current liabilities	(163)	(200)	(363)
Net assets acquired	354	818	1,172
Goodwill arising on acquisition			2,112
Purchase consideration, including acquisition costs			3,284

Winfrith contributed a profit after tax of £3,000 in the period from date of acquisition to 31 December 2006 after incurring a charge of £174,000 arising on the amortisation of intangibles attributable to the acquisition. The goodwill arising on the acquisition is attributable to the anticipated future operating synergies deriving from the combination of businesses.

If the above acquisitions had been completed on the first day of the financial year, Group revenues for the year would have been £378.5 million and Group profit attributable to equity holders of the parent would have been £39.9 million.

b) Revisions to provisional fair values – Audiopack Technologies Inc.

Fair values on acquisition have been adjusted for Audiopack Technologies Inc. which was purchased in July 2005. The revisions in value relate primarily to the write down of fixed assets that have no future value. These additional fair value adjustments have resulted in an increase to goodwill at acquisition.

	Book value	Adjustments as at 31 December 2005	Further adjustments	Fair value
	£'000	£'000	£'000	£'000
Intangible assets	105	27,667	-	27,772
Property, plant and equipment	1,461	(85)	(104)	1,272
Current assets:				
Cash at bank	222	-	-	222
Inventories	1,760	(836)	-	924
Receivables	941	-	-	941
Current liabilities	(1,243)	(9)	-	(1,252)
Provisions:				
Warranty	(10)	(114)	-	(124)
Net assets acquired	3,236	26,623	(104)	29,755
Goodwill capitalised at acquisition				4,169
Purchase consideration, including acquisition costs				33,924

12 Property, plant and equipment

Land and Buildings

	Freehold £'000	Short leasehold £'000	Plant and machinery £'000	Total £'000
Cost				
At 1 January 2005	6,238	4,201	46,308	56,747
Foreign exchange differences	358	98	2,293	2,749
Acquisition of subsidiary undertakings	872	-	829	1,701
Additions	76	436	6,799	7,311
Disposals	-	-	(1,741)	(1,741)
Transfers	-	-	(2,864)	(2,864)
At 1 January 2006	**7,544**	**4,735**	**51,624**	**63,903**
Foreign exchange differences	**(471)**	**(130)**	**(2,534)**	**(3,135)**
Acquisition of subsidiary undertakings	**-**	**-**	**(28)**	**(28)**
Additions	**25**	**609**	**4,125**	**4,759**
Disposals	**-**	**(12)**	**(2,057)**	**(2,069)**
Transfers	**-**	**-**	**(758)**	**(758)**
At 31 December 2006	**7,098**	**5,202**	**50,372**	**62,672**
Accumulated Depreciation				
At 1 January 2005	(1,335)	(2,640)	(32,559)	(36,534)
Foreign exchange differences	(127)	(28)	(1,700)	(1,855)
Charge	(207)	(357)	(5,568)	(6,132)
Disposals	-	-	1,645	1,645
Transfers	-	-	1,817	1,817
At 1 January 2006	**(1,669)**	**(3,025)**	**(36,365)**	**(41,059)**
Foreign exchange differences	**149**	**45**	**1,823**	**2,017**
Charge	**(185)**	**(347)**	**(4,998)**	**(5,530)**
Disposals	**-**	**11**	**2,003**	**2,014**
Transfers	**-**	**-**	**700**	**700**
At 31 December 2006	**(1,705)**	**(3,316)**	**(36,837)**	**(41,858)**
Carrying amount				
At 31 December 2006	**5,393**	**1,886**	**13,535**	**20,814**
At 31 December 2005	5,875	1,710	15,259	22,844

Freehold land amounting to £1,540,000 (2005: £1,635,000) has not been depreciated. The net book value of plant and machinery held under finance leases was £56,000 (2005: £92,000).

13 Inventories

	2006 £'000	2005 £'000
Raw materials and consumables	**18,029**	17,578
Work in progress	**9,323**	6,376
Finished goods and goods for resale	**1,846**	1,983
	29,198	25,937

14 Long-term contract balances

	2006 £'000	2005 £'000
Contracts in progress at the balance sheet date:		
Amounts due from contract customers included in trade and other receivables	**23,072**	23,026
Amounts due to contract customers included in trade and other payables	**(29,176)**	(32,745)
	(6,104)	(9,719)
Contract costs incurred plus recognised profits less recognised losses to date	**606,720**	567,774

At 31 December 2006, retentions held by customers for contract work amounted to £nil (2005: £2,206,000). Advances received from customers for contract work amounted to £28,628,000 (2005: £27,976,000).

15 Trade and other receivables

	2006 £'000	2005 £'000
Trade receivables	**52,783**	47,813
Provisions against receivables	**(640)**	(761)
Net trade receivables	**52,143**	47,052
Amounts due from contract customers	**23,072**	23,026
Derivatives at fair value	**4,172**	663
Other receivables	**1,876**	1,885
Prepayments and accrued income	**2,336**	1,786
	83,599	74,412

Credit risk

The Group's principal financial assets are bank balances, cash and trade and other receivables.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

16 Trade and other payables

	2006 £'000	2005 £'000
Amounts included in current liabilities:		
Trade payables	**37,868**	27,797
Amounts due to contract customers	**29,176**	32,745
Derivatives at fair value	**1,627**	1,975
Other payables	**12,830**	11,712
Accruals and deferred income	**28,734**	29,780
	110,235	104,009
Amounts included in non current liabilities:		
Other payables	**541**	223
Accruals and deferred income	**617**	707
	1,158	930

17 Finance leases

Minimum lease payments

	2006 £'000	2005 £'000
Amounts payable under finance leases:		
Within one year	**24**	36
Between one and five years	**51**	75
	75	111
Less: future finance charges	**(5)**	(8)
	70	103

18 Bank overdrafts and loans

	2006 £'000	2005 £'000
Bank loans and overdrafts are payable as follows:		
Between two and five years	**32,998**	74,708
	32,998	74,708
Less: unamortised finance costs of debt	**(276)**	(341)
	32,722	74,367

Liquidity risk

The Group maintains committed bank facilities with core banks to provide prudent levels of borrowing headroom.

During 2005, the Group renewed its banking facilities that are provided by a small syndicate of banks, led by The Royal Bank of Scotland. This facility, which provides up to £120 million of revolving credit over a five year period, is denominated in Sterling, US dollars and Canadian dollars and is used for balance sheet and operational needs. A further £10 million overdraft is available for short-term working capital funding.

All bank loans are unsecured. Interest is charged at 0.375% (2005: 0.375%) over base rate.

At 31 December 2006, the Group had available £87,002,000 (2005: £45,292,000) of undrawn committed borrowing facilities. These undrawn facilities all expire within four years (2005: within five years).

19 Derivative financial instruments

Exposure to currency and interest rate risks arise in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to all significant fluctuations in foreign exchange rates and interest rates.

Currency risk

The Group utilises currency derivatives in the form of forward currency contracts to hedge its foreign currency risk. The currencies giving rise to this risk are primarily US dollars, Canadian dollars and Euros.

At 31 December 2006, the fair value of the Group's currency derivatives is estimated to be an asset of approximately £2,491,000 (2005: liability of £1,168,000), comprising £4,105,000 assets (2005: £663,000) included in trade and other receivables and £1,614,000 liabilities (2005: £1,831,000) included in trade and other payables. The gain on derivative financial instruments included in the Group's consolidated income statement for the period was £3,659,000 (2005: loss of £3,436,000).

The net notional, or net contracted amounts of foreign currency related forward (sales)/purchase contracts, classified by year of maturity are shown below.

	2006			2005		
	Not exceeding 1 year	Between 1 year and 5 years	Total	Not exceeding 1 year	Between 1 year and 5 years	Total
	£'000	£'000	£'000	£'000	£'000	£'000
US dollars/Sterling	**(31,678)**	**(18,394)**	**(50,072)**	(27,377)	(17,474)	(44,851)
US dollars/Canadian dollars	**(21,715)**	**(20,437)**	**(42,152)**	(23,066)	-	(23,066)
Canadian dollars/Sterling	**2,525**	**1,695**	**4,220**	-	-	-
Other currencies	**(550)**	**(5,298)**	**(5,848)**	(5,442)	(11,423)	(16,865)
	(51,418)	**(42,434)**	**(93,852)**	(55,885)	(28,897)	(84,782)

Net investment hedges

The Group has net investments in US and Canadian companies. The associated foreign currency translation risk is hedged by external borrowings in US and Canadian dollars. The value of the borrowings do not exceed the net investments, meeting the conditions required to qualify as effective hedges.

19 Derivative financial instruments (continued)

Interest rate risk

During the year the Group used interest rate swaps to manage its exposure to interest rate movements on its bank borrowings. The interest rate swaps, denominated in US dollars and Canadian dollars, have been entered into to achieve an appropriate mix of fixed and floating rate exposure reflecting the Group's policy. The swaps will mature over the next two years and have fixed swap rates ranging from 4.175 per cent to 4.815 per cent. The floating rates are US dollar LIBOR and Canadian dollar LIBOR. The nominal amounts of the interest rate swaps are US$30 million (2005: US$40 million) and CAD$30 million (2005: CAD$30 million).

The interest rate swaps are designated effective cash flow hedges and the change in fair value has been charged to equity. At 31 December 2006, the net fair value of interest rate swaps was assets of £54,000 (2005: liability of £144,000), comprising £67,000 of assets (2005: £nil) included in trade and other receivables and £13,000 of liabilities (2005: £144,000) included in trade and other payables. The amount re-cycled into the income statement during the year was £28,000 (2005: nil). The fair value will be realised in the income statement on a quarterly basis over the next two years (2005: three years).

The effective interest rates and re-pricing dates of the Group's financial assets and liabilities were as follows:

	Effective interest rate	Total £'000	Within 1 year £'000	1 to 2 years £'000	2 to 5 years £'000
2006					
Cash and cash equivalents	**3.81%**	**25,628**	**25,628**	-	-
Unsecured bank loans:					
GBP loan	**5.16%**	**2,724**	-	-	**2,724**
US dollar loan	**5.40%**	**15,330**	-	-	**15,330**
Canadian dollar loan	**4.42%**	**14,668**	-	-	**14,668**
Finance lease liabilities	**4.25%**	**70**	**22**	**48**	-
2005					
Cash and cash equivalents	2.95%	40,193	40,193	-	-
Unsecured bank loans:					
GBP loan	5.50%	19,159	-	-	19,159
US dollar loan	4.01%	33,990	-	-	33,990
Canadian dollar loan	3.14%	21,218	-	-	21,218
Finance lease liabilities	4.25%	103	36	67	-

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2006 £'000	Fair value 2006 £'000	Carrying amount 2005 £'000	Fair value 2005 £'000
Cash and cash equivalents	**25,628**	**25,628**	40,193	40,193
Interest rate swaps	**54**	**54**	(144)	(144)
Foreign exchange contracts	**2,491**	**2,491**	(1,168)	(1,168)
Unsecured bank loans	**(32,722)**	**(32,722)**	(74,367)	(74,367)
Finance lease liabilities	**(70)**	**(70)**	(103)	(103)

Estimation of fair values

Forward exchange contracts are marked to market using listed market prices. For interest rate swaps broker quotes are used.

20 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period.

	Accelerated tax depreciation £'000	Employee share options costs £'000	Derivatives £'000	Retirement benefit obligations £'000	Goodwill £'000	Other £'000	Tax losses £'000	Total £'000
At 1 January 2005	(519)	1,085	-	12,111	(2,152)	1,653	416	12,594
Credit/(charge) to income	(178)	378	1,003	269	37	22	236	1,767
Credit/(charge) to equity	-	693	(660)	1,620	138	-	-	1,791
At 1 January 2006	(697)	2,156	343	14,000	(1,977)	1,675	652	16,152
Credit/(charge) to income	655	156	(1,043)	(102)	-	(1,917)	(151)	(2,402)
Credit/(charge) to equity	-	(79)	-	(3,355)	(1,923)	-	-	(5,357)
At 31 December 2006	**(42)**	**2,233**	**(700)**	**10,543**	**(3,900)**	**(242)**	**501**	**8,393**

The Group has not recognised deferred tax assets of £0.71 million (2005: £0.61 million) relating to tax losses, due to uncertainty as to their recoverability.

There are no temporary differences which arise in respect of undistributed earnings.

21 Provisions

	Warranties £'000	Contract related provisions £'000	Total £'000
At 1 January 2006	8,420	2,482	10,902
Additional provisions	935	5,265	6,200
Utilisation of provisions	(1,302)	(2,122)	(3,424)
Exchange differences	(154)	(240)	(394)
At 31 December 2006	**7,899**	**5,385**	**13,284**
Included in current liabilities	6,014	4,445	10,459
Included in non current liabilities	1,885	940	2,825
	7,899	**5,385**	**13,284**

Warranty and contract related provisions will be utilised over the period as stated in the contract to which each specific provision relates.

22 Share capital

	2006		2005	
	No.	£'000	No.	£'000
Authorised:				
5p ordinary shares	90,000,000	4,500	90,000,000	4,500
Allotted, called-up and fully paid:				
5p ordinary shares	67,557,441	3,378	67,221,085	3,361

336,356 ordinary shares having a nominal value of £16,818 were allotted during the year under the terms of the Group's various Share Option Schemes. The aggregate consideration received was £1,517,648.

Share Options

During the year to 31 December 2006, the Group operated the following equity settled share options:

1. Savings Related Share Option Schemes

A Savings Related Share Option Scheme is open to all US employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10%. The vesting period is two years. If the options remain unexercised after a period of three months from the date of maturity, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

A Savings Related Share Option Scheme is open to all Canadian employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10%. The vesting period is three years. If the options remain unexercised after a period of six months from the date of maturity, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

At 31 December 2006, share options outstanding under Ultra's Savings Related Share Option Schemes were as follows:

Options	Number of shares granted	Option 2006	2005	Exercise price (£)	dates
	2005	41,119	46,554	7.50	September 2007 - December 2007
	2006	42,018	-	9.21	September 2009 - March 2010

2. Company Share Option Plan

The Company Share Option Plan provides share options for nominated employees in the UK. The purchase price is set at a mid-market price on the date of grant. This is an approved scheme. From 2000 vesting has been unconditional. Options vest after three years and lapse after ten years from the date of grant.

At 31 December 2006, share options outstanding under Ultra's Company Share Option Plan were as follows:

Options	Number of shares granted	Option 2006	2005	Exercise price (£)	dates
	1998	6,829	12,805	4.05	March 2001 - March 2008
	1999	14,843	27,805	4.15	March 2002 - March 2009
	2000	17,582	24,976	3.855	May 2003 - May 2010
	2001	15,547	24,751	4.385	March 2004 - March 2011
	2002	22,764	41,983	4.485	March 2005 - March 2012
	2003	17,776	53,078	4.525	March 2006 - March 2013
	2004	56,729	62,717	5.97	March 2007 - March 2014
	2005	43,803	53,953	7.28	March 2008 - March 2015
	2006	30,733	-	10.32	February 2009 - February 2016

22 Share capital (continued)

3. Executive Share Option Scheme

The Executive Share Option Scheme provides share options for nominated employees in the UK, US and Canada. The purchase price is set at a mid-market price on the date of grant. This is an unapproved scheme. From 2000 vesting has been unconditional. Options vest after three years and lapse after seven years from the date of grant.

At 31 December 2006, share options outstanding under Ultra's Executive Share Option Scheme were as follows:

Options granted	Number of shares 2006	2005	Option price (£)	Exercise dates
2000	**26,205**	46,047	3.855	May 2003 - May 2007
2001	**45,742**	77,753	4.385	March 2004 - March 2008
2002	**93,387**	131,106	4.485	March 2005 - March 2009
2003	**138,458**	249,664	4.525	March 2006 - March 2010
2004	**194,770**	214,210	5.97	March 2007 - March 2011
2005	**192,074**	199,465	7.28	March 2008 - March 2012
2006	**159,365**	-	10.32	February 2009 - February 2013

4. Long-Term Incentive Plan

Details in relation to the LTIP are included in the Directors' Remuneration report on pages 39 and 40.

The number and weighted average exercise price of share options for all share based payment arangements (including LTIP).

	Weighted average exercise price (£) 2006	Number of options 2006	Weighted average exercise price (£) 2005	Number of options 2005
Beginning of year	**3.83**	**1,879,847**	3.27	1,966,473
Granted during the year	**7.09**	**346,477**	5.01	451,036
Forfeited during the year	**2.81**	**(191,947)**	2.66	(61,809)
Exercised during the year	**3.44**	**(429,140)**	2.78	(475,853)
Outstanding at the end of the year	**4.76**	**1,605,237**	3.83	1,879,847
Exercisable at the end of the year	**4.40**	**401,945**	4.34	456,786

The Group recognised total expenses of £648,000 (2005: £1,212,000) in relation to equity-settled share based payment transactions. Expected volatility was determined by calculating the historic volatility of the Group's share price.

Share options were exercised on a regular basis throughout the year. The weighted average share price during the year was £10.32. The fair value of options granted during the year was £1,266,482 (2005: £1,254,072).

The Group's equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting periód, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of the Black Scholes option pricing model using the following assumptions.

	Share save*	CSOP*	ESOS*	LTIP*
Weighted average share price (£)	9.62	6.66	6.66	6.26
Weighted average exercise price (£)	8.31	6.66	6.66	n/a
Expected volatility %	18.6	20.6	19.9	19.1
Expected option life (years)	2.66	6.0	5.0	3.0
Risk free interest rate %	4.5	4.4	4.4	4.2
Expected dividends %	1.6	2.1	2.1	2.0

*Figures in the above table show an average across similar schemes.

23 Equity

	Share capital £'000	Share premium account £'000	Reserve for own shares £'000	Hedging and translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2005	3,345	30,306	(2,807)	(1,098)	34,640	64,386
Total recognised income and expense	-	-	-	108	27,432	27,540
Own shares acquired	-	-	(596)	-	-	(596)
Disposal of own shares	-	-	762	-	(762)	-
Equity settled employee share scheme	16	1,373	-	-	1,904	3,293
Dividends to shareholders	-	-	-	-	(9,567)	(9,567)
Balance at 31 December 2005	3,361	31,679	(2,641)	(990)	53,647	85,056
Total recognised income and expense	-	-	-	**(3,847)**	**45,710**	**41,863**
Own shares acquired	-	-	**(513)**	-	-	**(513)**
Disposal of own shares	-	-	**462**	-	**(462)**	-
Equity settled employee share scheme	**17**	**1,501**	-	-	**569**	**2,087**
Dividends to shareholders	-	-	-	-	**(11,102)**	**(11,102)**
Balance at 31 December 2006	**3,378**	**33,180**	**(2,692)**	**(4,837)**	**88,362**	**117,391**

Cumulative goodwill written off directly to reserves is £33,294,000 (2005: £33,294,000). The share premium account represents the premium arising on the issue of equity shares.

24 Notes to the cash flow statement

	2006 £'000	2005 £'000
Profit from operations	**53,947**	47,837
Adjustments for:		
Depreciation of property, plant and equipment	**5,530**	6,132
Amortisation of intangible assets	**6,258**	5,450
Cost of equity settled employee share schemes	**648**	1,212
(Decrease)/increase in post employment benefit obligation	**(259)**	120
Loss/(profit) on disposal of property, plant and equipment	**21**	(4)
Increase/(decrease) in provisions	**2,553**	(366)
Operating cash flows before movements in working capital	**68,698**	60,381
Increase in inventories	**(3,419)**	(1,643)
Increase in receivables	**(6,929)**	(1,313)
Increase in payables	**8,064**	7,074

	2006 £'000	2005 £'000
Cash generated by operations	**66,414**	64,499
Income taxes paid	**(13,032)**	(13,001)
Interest paid	**(3,832)**	(3,281)
Net cash from operating activities	**49,550**	48,217

Reconciliation of net movement in cash and cash equivalents to movements in net debt.

	2006 £'000	2005 £'000
Net (decrease)/increase in cash and cash equivalents	**(12,879)**	15,081
Cash outflow/(inflow) from decrease/(increase) in debt and finance leasing	**36,348**	(21,727)
Change in net debt arising from cash flows	**23,469**	(6,646)
Amortisation of finance costs of debt	**(65)**	(137)
Finance leases	-	(92)
Translation differences	**3,709**	(3,327)
Movement in net debt in the year	**27,113**	(10,202)
Net debt at start of year	**(34,277)**	(24,075)
Net debt at end of year	**(7,164)**	(34,277)

24 Notes to the cash flow statement (continued)

Net debt comprised the following:

	2006 £'000	2005 £'000
Cash and cash equivalents	**25,628**	40,193
Bank overdrafts and loans	**(32,722)**	(74,367)
Obligations under finance leases included in current liabilities	**(22)**	(36)
Obligations under finance leases included in non-current liabilities	**(48)**	(67)
	(7,164)	(34,277)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

25 Guarantees and other financial commitments

a) Capital commitments

At the end of the year capital commitments were:

	2006 £'000	2005 £'000
Contracted but not provided	**573**	728

b) Lease commitments

At 31 December 2006, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2006 £'000	2005 £'000
Within one year	**4,385**	4,355
Between two and five years	**13,887**	12,642
After five years	**9,076**	8,934
	27,348	25,931

26 Retirement benefit schemes

Most UK employees of the Group are members of the Ultra Electronics Limited defined benefit scheme which was established on 1 March 1994. The scheme was closed to new members in 2003. A new defined contribution plan has been introduced for other employees and new joiners in the UK. The Group also operates two defined contribution schemes for overseas employees. In addition to these schemes, the Group's Tactical Communication Systems business based in Montreal, Canada has three defined benefit schemes.

Defined contribution schemes

The total cost charged to income in respect of the defined contribution schemes was £2,125,000 (2005: £1,910,000).

Defined benefit schemes

The UK defined benefit scheme was actuarially assessed at 31 December 2006 using the projected unit method. The Canadian defined benefit schemes were actuarially assessed at 31 December 2006 using the projected unit method.

Key financial assumptions used in the valuation of these schemes were as follows:

	UK 2006	Canada 2006	UK 2005	Canada 2005
Discount rate	**5.2%**	**5.1%**	4.8%	5.1%
Inflation rate	**2.9%**	**3.0%**	2.5%	2.5%
Expected rate of salary increases	**4.15%**	**4.25%**	3.75%	3.75%
Future pension increases	**2.65%**	**2.75%**	2.25%	2.25%

26 Retirement benefit schemes (continued)

Amounts recognised in the income statement in respect of these defined benefit schemes are as follows:

	UK 2006 £m	Canada 2006 £m	Total 2006 £m	UK 2005 £m	Canada 2005 £m	Total 2005 £m
Current service cost	(5.9)	(0.2)	(6.1)	(3.9)	(0.2)	(4.1)
Interest on pension scheme liabilities	(6.7)	(0.3)	(7.0)	(6.1)	(0.3)	(6.4)
Expected return on pension scheme assets	6.8	0.3	7.1	5.2	0.2	5.4
	(5.8)	(0.2)	(6.0)	(4.8)	(0.3)	(5.1)

Of the change for the year, £3.6 million (2005: £2.3 million) has been included in cost of sales, £2.5 million in administrative expenses (2005: £1.8 million) and £0.1 million in investment revenue (2005: £0.9 million in finance costs).

Actuarial gains and losses have been reported in the statement of recognised income and expense.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit retirement schemes is as follows:

	UK 2006 £m	Canada 2006 £m	Total 2006 £m	UK 2005 £m	Canada 2005 £m	Total 2005 £m
Fair value of scheme assets	113.6	6.1	119.7	95.2	4.6	99.8
Present value of scheme liabilities	(148.7)	(6.1)	(154.8)	(139.9)	(6.5)	(146.4)
Scheme deficit	(35.1)	-	(35.1)	(44.7)	(1.9)	(46.6)
Related deferred tax asset	10.5	-	10.5	13.4	0.6	14.0
Net pension liability	(24.6)	-	(24.6)	(31.3)	(1.3)	(32.6)

Movements in the present value of defined benefit obligations during the year were as follows:

	UK 2006 £m	Canada 2006 £m	Total 2006 £m	UK 2005 £m	Canada 2005 £m	Total 2005 £m
Present value of obligation at 1 January	(139.9)	(6.5)	(146.4)	(111.5)	(4.8)	(116.3)
Service cost	(5.9)	(0.2)	(6.1)	(3.9)	(0.2)	(4.1)
Interest cost	(6.7)	(0.3)	(7.0)	(6.1)	(0.3)	(6.4)
Contributions from scheme members	(0.4)	-	(0.4)	(1.7)	-	(1.7)
Actuarial gains and losses	1.9	0.1	2.0	(19.2)	(0.4)	(19.6)
Exchange difference	-	0.8	0.8	-	(0.8)	(0.8)
Benefits paid	2.3	-	2.3	2.5	-	2.5
Present value of obligation at 31 December	(148.7)	(6.1)	(154.8)	(139.9)	(6.5)	(146.4)

Movements in the fair value of scheme assets during the year were as follows:

	UK 2006 £m	Canada 2006 £m	Total 2006 £m	UK 2005 £m	Canada 2005 £m	Total 2005 £m
Fair value at 1 January	95.2	4.6	99.8	72.8	3.3	76.1
Expected return on scheme assets	6.8	0.3	7.1	5.2	0.2	5.4
Actuarial gains and losses	8.5	0.6	9.1	14.1	-	14.1
Exchange differences	-	(0.8)	(0.8)	-	0.6	0.6
Employer contributions	5.0	1.4	6.4	3.9	0.5	4.4
Employee contributions	0.4	-	0.4	1.7	-	1.7
Benefits paid	(2.3)	-	(2.3)	(2.5)	-	(2.5)
Fair value at 31 December	113.6	6.1	119.7	95.2	4.6	99.8

26 Retirement benefit schemes (continued)

The analysis of the scheme assets and the expected rate of return at the balance sheet date were as follows:

	2006	2005
Expected return:		
Equities	7.5%	7.5%
Bonds	4.6%	4.1%
Other assets	5.0%	4.5%
Other policies	7.5%	7.5%

Scheme assets were as follows:

	UK 2006 £m	Canada 2006 £m	Total 2006 £m	UK 2005 £m	Canada 2005 £m	Total 2005 £m
Fair value:						
Equities	99.3	3.7	103.0	82.9	2.8	85.7
Bonds	14.1	2.4	16.5	12.1	1.8	13.9
Other assets	0.2	-	0.2	0.2	-	0.2
	113.6	6.1	119.7	95.2	4.6	99.8

The analysis of the actuarial gain/(loss) in the consolidated statement of recognised income and expense were as follows:

	UK 2006 £m	Canada 2006 £m	Total 2006 £m	UK 2005 £m	Canada 2005 £m	Total 2005 £m
Actual return less expected return on pension scheme assets	8.5	0.6	9.1	14.1	-	14.1
Experience (losses)/gains arising on scheme liabilities	(0.7)	0.5	(0.2)	2.2	0.2	2.4
Changes in assumptions underlying the present value of the scheme liabilities	2.6	(0.4)	2.2	(21.3)	(0.7)	(22.0)
	10.4	0.7	11.1	(5.0)	(0.5)	(5.5)

Cumulative actuarial losses, net of deferred tax, recognised in the consolidated statement of recognised income and expense at 31 December 2006 were £3.2 million (2005: £11.1 million).

The five-year history of experience adjustments is as follows:

	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
Present value of defined benefit obligations	(154.8)	(146.4)	(116.3)	(96.1)	(81.2)
Fair value of scheme assets	119.7	99.8	76.1	66.8	52.0
Scheme deficit	(35.1)	(46.6)	(40.2)	(29.3)	(29.2)
Experience adjustments on scheme liabilities	(0.2)	2.5	(1.6)	1.4	1.3
Percentage of scheme liabilities	0.1%	1.7%	1.4%	1.5%	1.5
%Experience adjustment on scheme assets	9.1	13.9	2.1	5.4	(17.5)
Percentage of scheme assets	8.0%	14.0%	2.5%	8.1%	32.3%

The amount of contributions expected to be paid to defined benefit schemes during the 2007 financial year is £5,300,000.

The key demographic assumption used was in relation to the mortality rates of current and future pensioners. There is evidence to suggest that mortality rates are continuing to improve, meaning that people are living longer with the result that pensions will be payable for a longer period. Due to the size of the scheme the mortality rates were based on standard tables namely:

Current pensioners	92 Series tables projected to 2004
Future pensioners	92 Series tables projected to 2020

26 Retirement benefit schemes (continued)

The mortality assumptions used in the valuation of the UK scheme make prudent allowance for future improvements in longevity and are set out below.

	2006	2005	2004
Current pensioners (at 65) – males	**18.4 years**	18.4 years	18.4 years
Current pensioners (at 65) – females	**21.4 years**	21.4 years	21.4 years
Future pensioners (at 65) – males	**19.9 years**	19.9 years	19.9 years
Future pensioners (at 65) – females	**22.8 years**	22.8 years	22.8 years

27 Related party transactions

During the year, the Group raised sales invoices to a value of £167,000 (2005: £509,000) to Interpacific Technologies Limited that were made under normal commercial terms. Amounts owed by Interpacific Technologies Limited to the Ultra Group at 31 December 2006 were £209,000 (2005: £111,000). Ultra owns 40% of Interpacific Technologies Limited.

Statement of accounting policies in respect of the Group's consolidated financial statements

A summary of the Group's principal accounting policies, all of which have been applied consistently throughout the year and preceding year, are set out below:

a) Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). The financial statements have also been prepared in accordance with IFRSs adopted by the European Union and therefore comply with Article 4 of the EU IAS regulations.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these statements, were in issue but not yet effective:

IFRS 7 Financial Instruments: disclosures

IFRS 8 Operating segments[1)]

IFRIC 7 Applying the restatement approach under IAS 29

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of embedded derivatives

IFRIC 10 Interim financial reporting and impairment

IFRIC 11 IFRS 2: group and treasury share transactions

IFRIC 12 Service concession arrangements[2)]

[1)]May not be adopted prior to endorsement, expected in June 2007

[2)]May not be adopted prior to endorsement for arrangements currently accounted for under IFRIC 4

The Directors do not anticipate that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group.

The consolidated financial information has been prepared on the historical cost basis except for derivatives which are measured at fair value.

b) Basis of consolidation

The consolidated financial information includes the results, cash flows and assets and liabilities of Ultra Electronics Holdings plc ("the Company") and its subsidiaries (together, "the Group").

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary that meet the conditions for recognition under IFRS 3 are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to the income statement in the period of acquisition.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

c) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any subsequent profit or loss on disposal.

d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes. Sales of goods are normally recognised when goods are delivered and title has passed.

Revenue from long-term contracts is recognised in accordance with the Group's accounting policy on long-term contracts *(see accounting policy e – Long-term contracts).*

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

e) Long-term contracts

Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. This is normally measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

f) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement.

The trading results and cash flows of overseas undertakings are translated into sterling, which is the functional currency of the Company, using the average rates of exchange during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates ruling at the year-end. Exchange differences arising from the re-translation of the opening balance sheets and results are classified as equity and transferred to the Group's hedging and translation reserve.

Goodwill and fair value adjustments on the acquisition of foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate. The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRSs as sterling denominated assets and liabilities.

g) Government grants

Government grants are recognised in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received.

h) Retirement benefit costs

The Group provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes. The schemes are funded and their assets are held independently of the Group by trustees.

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets.

i) Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Any internally generated intangible asset arising from development activities is recognised only if an asset is created that can be identified, it is probable that the asset created will generate future economic benefit and the development cost of the asset can be measured reliably.

Internally generated assets are amortised on a straight-line basis over their useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

j) Other intangible assets

Costs associated with producing or maintaining computer software programmes for sale are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, that will generate economic benefits exceeding costs beyond one year and that can be measured reliably, are recognised as intangible assets. Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is provided on a straight-line basis over the useful life of the related asset.

Acquired computer software licenses for use within the Group are capitalised as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software.

Patents and trademarks are stated initially at historical cost. Patents and trademarks have definite useful lives and are carried at cost less accumulated amortisation and impairment losses.

Intangible assets arising from a business combination whose fair value can be reliably measured are separated from goodwill and amortised on a straight line basis over their remaining useful lives.

k) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

l) Property, plant and equipment

Property, plant and equipment is shown at original historical cost, net of depreciation and any provision for impairment.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Freehold buildings	40 to 50 years
Short leasehold improvements	over remaining period of lease
Plant and machinery	3 to 20 years

Freehold land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

m) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Operating lease rentals are charged to income on a straight-line basis over the term of the relevant lease.

n) Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis and including an appropriate proportion of overheads incurred in bringing the inventories to their present location and condition) and net realisable value. Provision is made for any obsolete, slow moving or defective items.

o) Cash and cash equivalents

Cash and cash equivalents comprise cash in-hand, call deposits and bank overdrafts, where there is right of set off. Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances.

p) Bank loans and overdrafts

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges including premiums payable on settlement or redemption and direct issue costs are accounted for on an accruals basis in profit or loss using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

q) Share-based payments

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of an option pricing model.

r) Provisions

Provision is made for the anticipated cost of repair and rectification of products under warranty, based on known exposures and historical occurrences. Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

s) Taxation

The tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

t) Derivative financial instruments

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities.

As permitted by IFRS 1 (paragraph 36a), Ultra has elected to apply IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" prospectively from 1 January 2005.

Ultra uses derivative financial instruments, principally forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements. Ultra does not hold or issue derivatives for speculative or trading purposes.

Derivative financial instruments are recognised as assets and liabilities and measured at their fair values at the balance sheet date. Changes in their fair values are recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is not adjusted to reflect fair value changes arising from the hedged risk. Provided the conditions specified by IAS 39 are met, hedge accounting may be used to mitigate this income statement volatility. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting will not generally be applied to transactional hedging relationships, such as hedges of forecast or committed transactions. However, hedge accounting will be applied to translational hedging relationships where it is permissible under IAS 39. When hedge accounting is used, the relevant hedging relationships will be classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability will be adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss will be recognised in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument.

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent that the hedge is effective, changes in the fair value of the hedging instrument will be recognised directly in equity rather than in the income statement. Any gain or loss relating to the ineffective portion is recognised immediately in the income statement. For cash flow hedges of forecasted future transactions, when the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity will be either recycled to the income statement or, if the hedged items results in a non-financial asset, will be recognised as adjustments to its initial carrying amount.

u) Critical accounting judgements and key sources of estimation uncertainty

CONTRACT REVENUE AND PROFIT RECOGNITION

A significant proportion of the Group's activities are conducted under long term contract arrangements and are accounted for in accordance with IAS 11 Construction Contracts.

Revenue and profit on such contracts is recognised according to the stage of completion of the contract activity at the balance sheet date of the particular contract and is calculated by reference to reliable estimates of contract revenue and expected costs. Expected costs are calculated after taking account of the perceived contract risks related to performance not yet achieved.

Owing to the complexity of some of the contracts undertaken by the Group the cost estimation process requires significant judgement and is carried out using the experience of the Group's engineers, project managers and finance and commercial professionals. Because of the level of judgement required, cost estimates are reviewed and updated on a regular basis using the Group's established project management processes. Some of the factors that will impact upon cost estimates include the availability of suitably qualified labour, the nature and complexity of the work to be performed, the availability of materials, the impact of change orders and the performance of sub-contractors.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense.

Where services are rendered, sales are recognised when the stage of completion of the services and the related revenue and costs can be measured reliably.

Where goods are delivered under arrangements not considered to fall under the scope of IAS 11 Construction Contracts, revenue is recognised when substantially all of the risks and rewards have transferred to the customer.

u) Critical accounting judgements and key sources of estimation uncertainty (continued)

RETIREMENT BENEFIT PLANS

The Group accounts for its post-retirement pension plans in accordance with IAS 19 Employee Benefits.

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits have been earned by the employees. Actuarial gains and losses are recognised in full in the period in which they arise and are recognised in the statement of recognised income and expense.

The retirement benefit obligation recognised in the balance sheet represents the present value of the scheme liabilities as reduced by the fair value of the scheme assets.

The main assumptions used in determining the defined benefit post retirement obligation include the discount rate used in discounting scheme liabilities, the inflation rate, the expected rate of salary inflation, the expected rate of future pension increases, expected returns on scheme assets and future mortality assumptions. For each of these assumptions, there is a range of possible values. Relatively small changes in some of these variables can have a significant impact on the level of the total obligation.

The valuation of Pension Scheme assets and liabilities at a specific point of time rather than over a period of time can lead to significant annual movements in the pension scheme deficit as calculated under IAS 19, but has no impact on short-term cash contributions since these are based upon separate independent actuarial valuations.

INTANGIBLE ASSETS

IFRS 3 Business Combinations requires that goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other intangible assets at acquisition. The assumptions involved in valuing these intangible assets requires the use of estimates and judgements, that may differ from the actual outcome. These estimates and judgements cover future growth rates, expected inflation rates and the discount rate used to discount future cash flows.

Goodwill is not amortised but is tested annually for impairment. The impairment review requires the use of estimates related to the future profitability and cash generating ability of the related business. The estimates used may differ from the actual outcome.

Independent auditors' report – Company

To the members of Ultra Electronics Holdings plc

We have audited the individual Company financial statements (the "Company financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2006 which comprise the Company balance sheet, the related notes 28 to 37 and the statement of accounting policies for the Company. These Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration report and the Company financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Company financial statements and the part of the Directors' Remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Company financial statements give a true and fair view in accordance with the relevant framework and whether the Company financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether, in our opinion, the information given in the Directors' report is consistent with the Company financial statements. The information given in the Directors' report includes that specific information presented in the Operating and Financial Review that is cross referred from the Directors' report. We also report to you, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' Remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the Annual Report for the above year and described in the contents section including the unaudited part of the Directors' Remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company financial statements.

Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company financial statements and the part of the Directors' Remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

Basis of audit opinion (continued)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company financial statements and the part of the Directors' Remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report described as having been audited.

Opinion

In our opinion:

- the Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006;
- the Company financial statements and the part of the Directors' Remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
23 February 2007

Company balance sheet

	Note	2006 £'000	2005 £'000
Fixed assets			
Tangible assets	*28*	**208**	43
Investments	*29*	**150,594**	159,785
		150,802	159,828
Current assets			
Debtors: Amounts falling due within one year	*30*	**1,222**	20,035
Debtors: Amounts falling due after more than one year	*30*	**-**	6,978
Cash at bank and in hand		**-**	2
		1,222	27,015
Creditors: Amounts falling due within one year	*32*	**(49,289)**	(45,953)
Net current liabilities		**(48,067)**	(18,938)
Total assets less current liabilities		**102,735**	140,890
Creditors: Amounts falling due after more than one year	*33*	**(46,169)**	(88,819)
Net assets		**56,566**	52,071
Capital and reserves			
Called-up share capital	*34*	**3,378**	3,361
Share premium account	*35*	**33,180**	31,679
Profit and loss account	*35*	**22,700**	19,672
Own shares	*36*	**(2,692)**	(2,641)
Equity shareholders' funds		**56,566**	52,071

On behalf of the Board

D. Caster, *Chief Executive*

D. Jeffcoat, *Finance Director*
23 February 2007

The accompanying notes are an integral part of this balance sheet.

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

Date of this return

The information in this return is made up to

Day	Month	Year
2 5	0 6	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
2 5	0 6	2 0 0 8

Registered Office

Show here the address **at the date of this return.**

417 Bridport Road

Any change of registered office ***must*** *be notified on form 287.*

Post town: Greenford

County / Region: Middlesex

UK Postcode: UB6 8UA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

2830397/13263

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Lloyds TSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

2 Temple Back East, Temple Quay

Post town: Bristol

County / Region: — UK Postcode: BS1 6EG

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): David John

Surname: Jeffcoat

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

[X]

Address ††: 417 Bridport Road

Post town: Greenford

County / Region: Middlesex — UK Postcode: UB6 8UA

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	11 03 1946
Forename(s)	Christopher Stuart
Surname	Bailey
☐ **Address ††**	Stone House, Westmancote
Post town	Nr. Tewkesbury
County / Region	Glos
UK Postcode	GL20 7EU
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Dr
Date of birth (Day Month Year)	23 12 1943
Forename(s)	Julian
Surname	Blogh
☐ **Address ††**	Malvern, 83 Green Lane
Post town	Burnham Beeches
County / Region	Buckinghamshire
UK Postcode	SL1 8EG
Country	England
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	16 05 1953
Forename(s)	Douglas
Surname	Caster
Address †† [ ]	Ridge End, The Ridges, Finchampstead
Post town	Wokingham
County / Region	Berkshire
UK Postcode	RG40 3SY
Country	England
Nationality	British
Business occupation	Managing Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	16 10 1950
Forename(s)	Ian Roy
Surname	Griffiths
Address †† [ ]	Stoners Farm House, Berrow Hill Lane
Post town	Feckenham
County / Region	Worcs
UK Postcode	B96 6QL
Country	England
Nationality	British
Business occupation	Managing Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 28 09 1954

Forename(s): Andrew Norman

Surname: Hamment

☐ **Address ††**: The Summer House, Chilton Road, Long Crendon

Post town: Aylesbury

County / Region: Buckinghamshire

UK Postcode: HP18 9DA

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Dr

Date of birth (Day Month Year): 17 10 1954

Forename(s): Frank Robert

Surname: Hope

☐ **Address ††**: Ashley House, 5 Ashley Hill Place, Cockpole Green,

Wargrave

Post town: Reading

County / Region: Berkshire

UK Postcode: RG10 8NL

Country: England

Nationality: British

Business occupation: Managing Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	21 04 1950
Forename(s)	David John
Surname	Jeffcoat
[X] **Address ††**	417 Bridport Road
Post town	Greenford
County / Region	Middlesex
UK Postcode	UB6 8UA
Country	England
Nationality	British
Business occupation	Group Finance Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	27 09 1951
Forename(s)	Andrew John
Surname	Walker
[ ] **Address ††**	The Brownsend
Post town	Bromsberrow
County / Region	Gloucestershire
UK Postcode	HR8 1RX
Country	England
Nationality	British
Business occupation	Company Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
ORDINARY	67,729,054	£3,386,452.70
Totals	67,729,054	3,386,452.70

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	[X]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed ____________ **Date** ____________

† a director / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets.

(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Osborne Clarke, 2 Temple Back East, Temple Quay,

Bristol, BS1 6EG, England

Tel

DX number 7818 DX exchange Bristol

BLUEPRINT 2000

COMPANY FILING HISTORY

Company Number: 02830397
Company Name: ULTRA ELECTRONICS HOLDINGS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Allotment Of Shares

Order

Select		Type	Date	Description
	☐	88(2)R	07/12/2007	AD 03/12/07——— £ SI 552@.05=27 £ IC 3391907/3391934
	☐	88(2)R	07/12/2007	AD 30/11/07——— £ SI 694@.05=34 £ IC 3391873/3391907
	☐	88(2)R	07/12/2007	AD 30/11/07——— £ SI 3028@.05=151 £ IC 3391722/3391873
	☐	88(2)R	29/11/2007	AD 22/11/07——— £ SI 2261@.05=113 £ IC 3391609/3391722
	☐	88(2)R	21/11/2007	AD 15/11/07——— £ SI 1871@.05=93 £ IC 3391516/3391609
	☐	88(2)R	15/11/2007	AD 26/10/07——— £ SI 5448@.0005=2 £ IC 3391514/3391516
	☐	88(2)R	13/11/2007	AD 07/11/07——— £ SI 6015@.05=300 £ IC 3391214/3391514
	☐	88(2)R	13/11/2007	AD 07/11/07——— £ SI 1747@.05=87 £ IC 3391127/3391214
	☐	88(2)R	13/11/2007	AD 07/11/07——— £ SI 49@.05=2 £ IC 3391125/3391127
	☐	88(2)R	13/11/2007	AD 29/10/07——— £ SI 4899@.05=244 £ IC 3390881/3391125
	☐	88(2)R	13/11/2007	AD 29/10/07——— £ SI 5914@.05=295 £ IC 3390586/3390881
	☐	88(2)R	13/11/2007	AD 29/10/07——— £ SI 1329@.05=66 £ IC 3390520/3390586
	☐	88(2)R	13/11/2007	AD 29/10/07——— £ SI 88@.05=4 £ IC 3390516/3390520
	☐	88(2)R	13/11/2007	AD 29/10/07——— £ SI 22712@.05=1135 £ IC 3389381/3390516
	☐	88(2)R	13/11/2007	AD 26/10/07——— £ SI 453@.05=22 £ IC 3389359/3389381
	☐	88(2)R	05/11/2007	AD 24/09/07——— £ SI 24957@.05=1247 £ IC 3388112/3389359
	☐	88(2)R	22/10/2007	AD 05/10/07——— £ SI 12281@.05=614 £ IC 3387498/3388112
	☐	88(2)R	22/10/2007	AD 02/10/07——— £ SI 2382@.05=119

£ IC 3387379/3387498

☐	88(2)R	22/10/2007	AD 01/10/07——— £ SI 424@.05=21 £ IC 3387358/3387379	
☐	88(2)R	22/10/2007	AD 15/10/07——— £ SI 1936@.05=96 £ IC 3387262/3387358	
☐	88(2)R	28/09/2007	AD 24/09/07——— £ SI 2043@.05=102 £ IC 3387160/3387262	
☐	88(2)R	18/09/2007	AD 14/09/07——— £ SI 86@.05=4 £ IC 3387156/3387160	
☐	88(2)R	12/09/2007	AD 04/09/07——— £ SI 1785@.05=89 £ IC 3387067/3387156	
☐	88(2)R	12/09/2007	AD 07/09/07——— £ SI 3210@.05=160 £ IC 3386907/3387067	
☐	88(2)R	04/09/2007	AD 30/08/07——— £ SI 4402@.05=220 £ IC 3386687/3386907	
☐	88(2)R	28/08/2007	AD 23/08/07——— £ SI 2948@.05=147 £ IC 3386540/3386687	
☐	88(2)R	17/08/2007	AD 14/08/07——— £ SI 4071@.05=203 £ IC 3386337/3386540	
☐	88(2)R	16/08/2007	AD 13/08/07——— £ SI 4355@.05=217 £ IC 3386120/3386337	See Separate document
☐	363a	26/07/2007	RETURN MADE UP TO 25/06/07; BULK LIST AVAILABLE SEPARATELY	← File No. 82-34976 1.A.13
☐	88(2)R	18/07/2007	AD 16/07/07——— £ SI 165@.05=8 £ IC 3386112/3386120	
☐	88(2)R	10/07/2007	AD 05/07/07——— £ SI 63@.05=3 £ IC 3386109/3386112	
☐	88(2)R	22/06/2007	AD 18/06/07——— £ SI 2779@.05=138 £ IC 3385971/3386109	
☐	88(2)R	08/06/2007	AD 01/06/07——— £ SI 12604@.05=630 £ IC 3385341/3385971	
☐	88(2)R	16/05/2007	AD 10/05/07——— £ SI 4495@.05=224 £ IC 3385117/3385341	
☐	88(2)R	15/05/2007	AD 09/05/07——— £ SI 6721@.05=336 £ IC 3384781/3385117	
☐	88(2)O	04/06/2007	AD 27/04/07——— £ SI 3226@.05	
☐	88(2)R	08/05/2007	AD 23/04/07——— £ SI 1948@.05=97 £ IC 3384684/3384781	
☐	88(2)R	08/05/2007	AD 23/04/07——— £ SI 23212@.05=1160 £ IC 3383524/3384684	
☐	88(2)R	08/05/2007	AD 18/04/07——— £ SI 102@.05=5 £ IC 3383519/3383524	See Separate document
☐	AA	11/05/2007	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/06	File No. 1.A 12 82-34976
☐	288c	30/04/2007	DIRECTOR'S PARTICULARS	

Sent with previous submission

I. Public Documents

B. Information filed with the London Stock Exchange

RECEIVED

2008 JAN 23 A 9:05

Ref	Announcement Date	Announcement Title
I.B.150	01/05/2007	Annual General Meeting held on 27 April 2007
I.B.151	02/05/2007	Total Voting Rights
I.B.152	02/05/2007	Director/PDMR Shareholding
I.B.153	03/05/2007	Director/PDMR Shareholding
I.B.154	11/05/2007	Director/PDMR Shareholding
I.B.155	25/05/2007	Director/PDMR Shareholding
I.B.156	04/06/2007	Director/PDMR Shareholding
I.B.157	04/06/2007	Total Voting Rights
I.B.158	07/06/2007	Notice of Pre-close Update
I.B.159	26/06/2007	Trading Update
I.B.160	02/07/2007	Director/PDMR Shareholding
I.B.161	03/07/2007	Director/PDMR Shareholding
I.B.162	03/07/2007	Total Voting Rights
I.B.163	30/07/2007	Interim results for the six months to 30 June 2007
I.B.164	02/08/2007	Director/PDMR Shareholding
I.B.165	02/08/2007	Total Voting Rights
I.B.166	06/08/2007	Director/PDMR Shareholding
I.B.167	04/09/2007	Total Voting Rights
I.B.168	04/09/2007	Director/PDMR Shareholding
I.B.169	02/10/2007	Director/PDMR Shareholding
I.B.170	02/10/2007	Total Voting Rights
I.B.171	02/10/2007	Blocklisting interim Review
I.B.172	02/10/2007	Blocklisting interim Review
I.B.173	02/10/2007	Blocklisting interim Review
I.B.174	02/10/2007	Blocklisting interim Review
I.B.175	02/10/2007	Blocklisting interim Review
I.B.176	04/10/2007	Director/PDMR Shareholding
I.B.177	22/10/2007	Director/PDMR Shareholding
I.B.178	26/10/2007	Director/PDMR Shareholding
I.B.179	31/10/2007	Holdings in Company
I.B.180	01/11/2007	Director/PDMR Shareholding
I.B.181	02/11/2007	Total Voting Rights
I.B.182	30/11/2007	Total Voting Rights
I.B.183	04/12/2007	Director/PDMR Shareholding
I.B.184	18/12/2007	Trading Update

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Doc re. AGM Resolutions
Released	16:27 01-May-07
Number	9046V

RNS Number:9046V
Ultra Electronics Holdings PLC
01 May 2007

Ultra Electronics Holdings plc

Annual General Meeting held on 27 April 2007

Copies of the document setting out the resolutions passed at the AGM, concerning special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

David Jeffcoat
Finance Director and Company Secretary

Tel: +44 (0)20 813 4302

1 May 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	10:46 02-May-07
Number	9428V

RNS Number:9428V
Ultra Electronics Holdings PLC
02 May 2007

2 May 2007

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,702,455 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,702,455.

The above figure (67,702,455) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:04 02-May-07
Number	9940V

RNS Number:9940V
Ultra Electronics Holdings PLC
02 May 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has been notified that Mr Keith Thomson, a Person Discharging Managerial Responsibilities, exercised an option over 2,108 ordinary shares of 5 pence each in Ultra Electronics Holdings plc under the Executive Share Option Scheme on 22 March 2007. 1,054 of the shares were transferred to Mrs Alison Thomson and, subsequently, both the shareholdings of Mr Keith Thomson and Mrs Alison Thomson were sold.

The consideration for the exercise of shares under this option was 385.5 pence per share, the sale price was 1220 pence per share, and the transaction took place on 22 March 2007 on the London Stock Exchange.

The Company has also been notified that Mr Thomson, exercised a further option over 507 ordinary shares of 5 pence each in Ultra Electronics Holdings plc under the Executive Share Option Scheme on 27 April 2007. 347 of the shares were transferred to Mrs Alison Thomson. The balance of Mr Thomson's shareholding, 160 shares, was subsequently sold.

The consideration for the exercise of shares under this option was 385.5 pence per share, the sale price was 1238.8485 pence per share, and the transaction took place on 27 April 2007 on the London Stock Exchange.

2 May 2007

END

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RECEIVED

2008 JAN 23 A 9:05

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:21 02-May-07
Number	9971V

RNS Number:9971V
Ultra Electronics Holdings PLC
02 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
C Ross	10
R Sharma	10
A Jan-Janin	10
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £12.21

14. Date and place of transaction

01/05/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,136	1.55%
A Hamment	106,169	0.16%
F Hope	84,671	0.13%
D Jeffcoat	49,789	<0.1%
C Ross	23,408	<0.1%
R Sharma	18,574	<0.1%
A Jan-Janin	10,531	<0.1%
K Thomson	3,513	<0.1%

16. Date issuer informed of transaction

02/05/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

02/05/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

RECEIVED

2007 JAN 23 A 9:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:17 11-May-07
Number	4586W

RNS Number:4586W
Ultra Electronics Holdings PLC
11 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
K Thomson
R Sharma

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
K Thomson
R Sharma

8 State the nature of the transaction

LTIP vesting

9. Number of shares, debentures or financial instruments relating to shares acquired

Director/PDMR	Number of shares to vest
J Blogh	36,093
D Caster	21,231
A Hamment	16,984
F Hope	20,240
D Jeffcoat	21,372
C Ross	6,539
K Thomson	6,369
R Sharma	6,723

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

J Blogh	<0.1%
D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£12.4650

14. Date and place of transaction

27/04/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

J Blogh	1,193,985	1.77%
D Caster	1,067,367	1.58%
A Hamment	123,153	0.18%
F Hope	104,911	0.16%
D Jeffcoat	71,161	0.1%
C Ross	29,947	<0.1%
K Thomson	9,882	<0.1%
R Sharma	25,297	<0.1%

16. Date issuer informed of transaction

11/05/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

11/05/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:53 25-May-07
Number	2619X

RNS Number:2619X
Ultra Electronics Holdings PLC
25 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The following replaces Director/PDMR Shareholding released on 18/05/2007 under RNS Number 8473W. Amended figures for J Blogh, D Caster, A Hamment, F Hope, D Jeffcoat, C Ross, K Thomson, R Sharma.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
K Thomson
R Sharma

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
K Thomson
R Sharma

8 State the nature of the transaction

Disposal of shares acquired under LTIP

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

		Previously notified in error
J Blogh	15,010	14,876
D Caster	8,829	8,750
A Hamment	7,063	7,000
F Hope	8,417	8,342
D Jeffcoat	8,888	8,808
C Ross	2,719	2,695
K Thomson	2,648 disposed	2,625
K Thomson	3,721 transferred to Alison Thomson	
R Sharma	2,796 disposed	2,771 disposed
R Sharma	3,927 transferred to son (Krishan Sharma)	3,952 transferred to son (Krishan Sharma)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

J Blogh	<0.1%
D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
K Thomson	<0.1%

13. Price per share or value of transaction

£12.313394 previously notified as £12.40 in error

14. Date and place of transaction

10/05/2007, London, previously notified as 09/05/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

		Previously notified in error	
J Blogh	1,178,975	1,179,109	1.74%
D Caster	1,058,538	1,058,617	1.56%
A Hamment	116,090	116,153	0.17%
F Hope	96,494	96,569	0.14%
D Jeffcoat	62,273	62,353	<0.1%
C Ross	27,228	27,252	<0.1%
K Thomson	7,234	7,257	<0.1%
R Sharma	22,501	22,526	<0.1%

16. Date issuer informed of transaction

10/05/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

25/05/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:45 04-Jun-07
Number	7480X

RNS Number:7480X
Ultra Electronics Holdings PLC

04 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat

C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership & Dividend Shares
D Caster	26
A Hamment	26
F Hope	26
D Jeffcoat	25
C Ross	26
R Sharma	26
A Jan-Janin	25
K Thomson	26

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should

not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £12.475

14. Date and place of transaction

01/06/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,564	1.56%
A Hamment	116,116	0.17%
F Hope	96,520	0.14%
D Jeffcoat	62,298	<0.1%
C Ross	27,254	<0.1%
R Sharma	22,527	<0.1%
A Jan-Janin	10,556	<0.1%
K Thomson	7,260	<0.1%

16. Date issuer informed of transaction

01/06/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/06/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	17:07 04-Jun-07
Number	7522X

RNS Number:7522X
Ultra Electronics Holdings PLC
04 June 2007

31 May 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,713,671 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,713,671.

The above figure (67,713,671) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
David Jeffcoat, Group Finance Director	www.ultra-electronics.com
	information@ultra-electronics.com
Weber Shandwick Square Mile	020 7067 0700
Louise Robson	

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Regulatory Announcement

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Free annual report

RECEIVED

2007 JUN 23 A 9:55

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Notice of Pre-close Update
Released	10:10 07-Jun-07
Number	9485X

RNS Number:9485X
Ultra Electronics Holdings PLC
07 June 2007

7 June 2007

Ultra Electronics Holdings plc

Notice of Pre-close Trading Update

Ultra Electronics Holdings plc will be issuing its trading update on Tuesday 26 June 2007 prior to entering the close period in respect of its interim results for the six months ending 30 June 2006, which will be announced on 30 July 2007.

- Ends-

For further information please contact:

Weber Shandwick Financial 020 7067 0700
Louise Robson

END

Close

David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Trading Update
Released	07:00 26-Jun-07
Number	9900Y

RNS Number:9900Y
Ultra Electronics Holdings PLC
26 June 2007

26 June 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its interim results for the six months ending 30 June 2007, which will be announced on 30 July 2007.

Ultra expects that revenue growth will be about 6% compared to the first half of 2006, despite the continuing weakening of the US dollar. This growth will be largely organic with a small contribution from Winfrith Safety Systems (now part of Command & Control Systems within the Information & Power Systems division), acquired in July 2006. Overall, margins will be maintained through a constant focus on achieving operational efficiencies while satisfying the expectations of the Group's customers.

Ultra's strong cash generation in the final quarter of 2006 will impact operating cashflow in the first half of 2007, as will the Group's continuing investment in the Boeing 787 and Airbus A400M programmes. As anticipated, the operating cash conversion is therefore unlikely to exceed 50% in the period, though the current expectation is for a stronger performance for the full year.

The Group has recently secured a number of contracts on long-term programmes, including a command and control system for Halifax Port, Canada and a contract for a capability demonstration of a loitering munition system for the British Army. At the end of the first half, despite adverse currency effects, the order book is expected to be approximately 5% higher than twelve months ago when it was £550m.

Ultra's broad spread of activities and its successful positioning on a range of international programmes give the Board confidence in the Group's continued progress in the second half of 2007.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
Andy Hamment, Group Marketing Director — information@ultra-electronics.com

Weber Shandwick Financial — 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:27 02-Jul-07
Number	4539Z

RNS Number:4539Z
Ultra Electronics Holdings PLC
02 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

A J Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A J Walker

8 State the nature of the transaction

Purchase in Mr Walker's name as a trustee of the McKechnie FURBS for A J Walker, a Funded Unapproved Retirement Benefit Scheme of which Mr Walker is a beneficiary.

9. Number of shares, debentures or financial instruments relating to shares acquired

A J Walker 136

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

A J Walker <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.92

14. Date and place of transaction

29/06/2007, London

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

A J Walker	13,797	0.02%

16. Date issuer informed of transaction

29/06/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Garbett-Edwards Tel: +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

02/07/2007

Date of notification

03/07/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	15:40 03-Jul-07
Number	5851Z

RNS Number:5851Z
Ultra Electronics Holdings PLC
03 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership & Dividend Shares
D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	< 0.1%
A Hamment	< 0.1%
F Hope	< 0.1%
D Jeffcoat	< 0.1%
C Ross	< 0.1%
R Sharma	< 0.1%
A Jan-Janin	< 0.1%
K Thomson	< 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £10.79

14. Date and place of transaction

02/07/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,576	1.56%
A Hamment	116,128	0.17%
F Hope	96,532	0.14%
D Jeffcoat	62,310	< 0.1%
R Sharma	22,539	< 0.1%
A Jan-Janin	10,558	< 0.1%
K Thomson	7,272	< 0.1%

16. Date issuer informed of transaction

03/07/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	16:10 03-Jul-07
Number	5896Z

RNS Number:5896Z
Ultra Electronics Holdings PLC
03 July 2007

03 July 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,729,054 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,729,054.

The above figure (67,729,054) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
David Jeffcoat, Group Finance Director www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Interim Results
Released	07:00 30-Jul-07
Number	0315B

RNS Number:0315B
Ultra Electronics Holdings PLC
30 July 2007

30 July 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2007

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2007	Six months to 30 June 2006	Change
Revenue	£192.9m	£180.7m	+7%
Operating profit(1)	£27.0m	£25.3m	+7%
Profit before tax(2)	£26.2m	£23.8m	+10%
Earnings per share(2)	28.2p	25.5p	+11%
Dividend per share	6.7p	5.9p	+14%

(1) Before amortisation of intangibles arising on acquisition. IFRS profit from operations £25.5m (2006: £23.6m).
(2) Before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. IFRS profit before tax £25.8m (2006: £26.6m). Basic EPS 27.8p (2006: 28.5p).

- Good Group performance underpinned by broad mix of activities
  - continuing buoyant conditions in civil aerospace drove growth in Aircraft & Vehicle Systems.
  - solid demand for command and control systems benefited Information & Power Systems
  - high priority demand for battlespace IT systems boosted Tactical & Sonar Systems
- Operating profit(1) margins maintained despite currency impact and high development costs
- Acquisition of Criticom for $33m completed after period-end
- Strong balance sheet giving headroom for further acquisitions
- Order book of £575m continues to provide good earnings visibility

Douglas Caster, Chief Executive, commented:
"Ultra has again demonstrated solid growth in sales and profits. At constant currencies, the growth in revenue was over 10% and the increase in profit before tax* was 13%. Ultra has a broad spread of activities in the defence and civil sectors, a strong order book and a proven ability to execute programmes successfully. These give an excellent basis for further progress in the medium-term despite the continuing currency headwind. The acquisition of Criticom, completed since the period-end, strengthens Ultra by complementing the high technology battlespace IT products and services that the Group provides to its customers."

FINANCIAL RESULTS

	Six months ended 30 June 2007 £m		Six months ended 30 June 2006 £m		Growth
Order book					
- Aircraft & Vehicle Systems	173.6		150.6		+15.3%
- Information & Power Systems	108.2		115.6		-6.4%
- Tactical & Sonar Systems	293.0		287.4		+1.9%
Total order book		574.8		553.6	+3.8%
Revenue					
- Aircraft & Vehicle Systems	49.5		45.6		+8.6%
- Information & Power Systems	61.6		60.1		+2.5%
- Tactical & Sonar Systems	81.8		75.0		+9.1%
Total revenue		192.9		180.7	+6.8%
Organic growth					+6.2%
Operating profit*					
- Aircraft & Vehicle Systems	7.7		6.9		+11.6%
- Information & Power Systems	9.1		9.1		0%
- Tactical & Sonar Systems	10.2		9.3		+9.7%
Total operating profit*		27.0		25.3	+6.7%
Interest		(0.8)		(1.5)	-53.3%
Headline profit before tax*		26.2		23.8	+10.1%
Operating margin*					
- Aircraft & Vehicle Systems	15.6%		15.1%		
- Information & Power Systems	14.8%		15.1%		
- Tactical & Sonar Systems	12.5%		12.4%		
Total operating margin*		14.0%		14.0%	
Operating cash flow*		16.5		18.4	
Cash conversion*		61%		73%	
Net debt* at period-end		5.9		31.0	
Bank interest cover		34.4x		17.1x	
Earnings per share*		28.2p		25.5p	+10.6%

* footnote
operating profit and operating margin are before amortisation of intangibles arising on acquisition.
headline profit before tax and earnings per share are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.
operating cash flow is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
cash conversion is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.
net debt comprises bank overdrafts and loans less cash and cash equivalents.

The Group's broad portfolio and spread of niche market positions underpinned Ultra's performance in the first six months of 2007. In robust market conditions and despite strong currency headwinds, Ultra achieved a solid trading performance. Revenue and profit improved in the period compared with the previous half-year and this growth was largely organic, with a small contribution from Winfrith Safety Systems, acquired in July 2006. Although Ultra continued a high level of investment for future growth, operating margins were maintained, reflecting the Group's continuing focus on achieving operational efficiencies whilst delivering to customers the high quality of goods and services that they demand. At the end of June, the order book had improved 4%

over the same time last year to £575m, despite an adverse currency effect of £14m, and it continues to give Ultra good visibility of earnings.

Revenue was 6.8% higher at £192.9m (2006: £180.7m)

- of this revenue growth, 6.2% was organic
- at constant exchange rates, revenue growth was 10.3%

Operating profit* increased 6.7% to £27.0m (2006: £25.3m)

- operating margin* maintained at 14.0%
- at constant exchange rates, operating profit growth was 12.8%

Operating cash conversion* was 61%. This reflected Ultra's very strong cash generation in the final quarter of 2006. The Group continues to invest cash in the Boeing 787 and Airbus A400M aircraft programmes. Whilst these investments to drive future growth will continue, the Group's current expectation is for a stronger cash performance for the full year.

The impact on profit of IAS 39 and the amortisation of intangibles arising on acquisition was a reduction of £0.4m in the half compared to a gain of £2.9m in the same period in 2006. The unpredictable volatility associated with the IAS 39 gain or loss underscores Ultra's choice of 'headline profit before tax' as its preferred measure of the Group's true trading performance.

In the period Ultra incurred the costs of implementing a process of refinancing its UK and North American businesses. One impact of this is a small reduction in the Group's effective tax rate.

Foreign exchange rate movements continued to affect Ultra's financial performance adversely, with currency translation having the most significant impact during the period. About 40% of Ultra's revenues are generated by its businesses in the USA and Canada and both these currencies weakened on average by close to 10% compared to the rates that applied during the first half of 2006. Consequently consolidated revenue would have been 4% higher if translated at constant rates and operating profit* would have been more than 3% higher. With regard to transaction effects, Ultra's policy of hedging forward its foreign currency exposure remains beneficial - a forward cover of 18-24 months is typical for US dollar denominated sales in the UK and Canada. However, the hedged rates also weakened during the period, with an overall adverse impact on operating profit* of £0.7m. Hence operating profit* would have been £1.5m higher in total giving a growth rate of 13% at constant exchange rates.

Net debt* at the end of the period was £5.9m compared to £7.2m at the end of 2006. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 34 times by operating profit*.

An interim dividend of 6.7p (2006: 5.9p) will be paid on 28 September 2007 to those shareholders on the register at the close of business on 24 August 2007. This represents a 13.6% increase in the interim dividend, higher than the increase in earnings per share.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 8.6% to £49.5m compared to £45.6m for the same period last year and operating profit* increased 11.6% to £7.7m (2006: £6.9m). The division's order book at the end of the period was £173.6m (2006: £150.6m).

Revenue growth continued to be driven by the buoyant civil aerospace market and by customer-funded development programmes. In addition to sales of equipment for new aircraft, the division benefited from a continuing strong aftermarket. There was also demand for systems and equipment that help improve the mobility and survivability of armoured vehicles being used in current operations.

In spite of adverse currency effects and the investments in new aircraft development programmes, operating profit* growth for the division reflected the benefits of cost reduction programmes implemented in 2006 and increased levels of activity.

Highlights in the performance of this division included:

- the successful completion of a challenging set of tests for Ultra's wing ice protection system for the new Boeing 787 aircraft. These tests were carried out in Boeing's specialist wind tunnel and witnessed by the certifying authorities. Their completion is a major early milestone in the qualification process for the system.
- strong customer demand for Ultra's innovative human-machine interface devices for use on weapon stations that are being retrofitted onto existing US Army vehicles to provide an enhanced self-protection capability. Ultra's controllers emulate those used on game stations so their use is highly intuitive for young soldiers.
- continuing deliveries of vision systems for the British Army's new Mastiff armoured vehicle that entered service in Afghanistan and Iraq at the start of the year in response to an urgent operational requirement. Ultra's equipment allows improved usage of the vehicles in day and night operations.

Information & Power Systems

Revenue in Information & Power Systems grew 2.5% to £61.6m compared to £60.1m for the same period last year. Operating profit* was £9.1m (2006: £9.1m). The order book at the end of the period was £108.2m (2006: £115.6m) reflecting the relative growth of those businesses in the division that have shorter order books.

Revenue, which included a contribution from Winfrith Safety Systems, acquired last year, continued to benefit from strong growth in airport IT systems and increased demand for a range of command & control systems. Growth was reduced by the anticipated slowdown of sales of higher margin ADSI systems to a more normal level.

Operating profit* grew in line with the revenues of the division with higher profit growth in most businesses being reduced by the lower level of higher-margin ADSI system sales. The Group's continuing focus on cost control augmented the operational performance of several businesses as did the increased volume of funded development activity across a broad range of programmes.

Highlights of Information & Power Systems performance included:

- increased development activity for Rolls-Royce on a replacement high integrity control system for naval nuclear reactors.
- selection by VT Shipbuilding to supply an integrated combat and surveillance system for three offshore patrol vessels for the Trinidad & Tobago government. This is the first contract for a modular system that has been optimised for patrol vessels used to counter terrorism, smuggling and piracy and to police economic exclusion zones.
- continued growth of airport IT systems, with high levels of activity at London's Heathrow Terminal 5 as it approaches handover to its operators later this year, together with sales of Ultra's new common use passenger check-in systems at a number of UK regional airports.

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 9.1% to £81.8m (2006: £75.1m) and operating profit* rose 9.7% to £10.2m (2006: £9.3m). The closing order book of £293.0m (2006: £287.4m) reflected strong demand from the US Army for tactical radio systems.

The acquisition of Criticom for up to $33m was announced in the period and completed in July 2007. Criticom will operate as a business within the Tactical & Sonar Systems division. It designs, supplies and supports custom, secure and non-secure video conferencing solutions. It has strong synergies with Ultra's existing tactical and data link businesses and strengthens the Group's positions in these markets.

Revenue growth was driven by further sales of airborne targeting pods for UK Tornado aircraft and strong demand for battlespace IT products, notably network interfacing equipment for the US Marines. In both instances, the urgency of the customer demand was driven by the need to improve the capability of armed forces in current operations.

Operating profit* growth benefited from an increase in sales of battlespace IT equipment and a strong performance by the business supplying Boeing and other aircraft makers with cockpit instrumentation.

Highlights of this division's performance included:

- initial sales of mine disposal systems for the Royal Navy's Hunt and Sandown classes of minehunters. These new systems increase the rate at which mines can be cleared and so help enhance the speed of advance of the main naval fleet in mined waters.
- completion and qualification of a new version of Ultra's high capacity line-of-sight tactical radio used widely by the US Army and Marine Corps. The new version provides greater capacity to support the need to transmit ever increasing amounts of data.
- the Group's selection to provide an integrated command and control system for Halifax Port, Canada. The system will provide appropriate levels of information and secure access to users such as port police, port operations staff, first responders, harbour pilots and other approved agencies.

PROSPECTS

Ultra has an exceptionally broad range of activities in international market niches. The Group operates at all levels in the supply chain, selling to governments and to most major defence and aerospace prime contractors. Ultra has positions on a large number of platforms and programmes - no single programme represents more than 5% of the Group's sales in any one year. This multiplicity provides resilience to the Group's performance.

Ultra continues to develop its portfolio of businesses and niche activities to position the Group to meet future customer requirements. Through the constant pursuit of product and process innovation, together with a flexible approach to working with its customers, Ultra constantly expands its range of differentiated products, services and solutions.

In defence markets, budgets continue to be focused on the provision of smart systems that will enhance the rapid identification of targets, precision attack, mobility, communications and the interoperability of forces. There is strong demand for new systems as well as upgrades to existing platforms to provide this smarter capability. Ultra's internal innovation combined with its proven track record of teaming to access technologies enables the Group to deliver best-of-breed system solutions. Ultra's strategies and positioning ensure that the Group will continue to benefit from a broad range of market opportunities.

In the civil aerospace market trading conditions overall remain strong with high demand for new, fuel-efficient aircraft. As the demand for air travel increases globally, so does the need for airport infrastructure investment, both at new and existing airports. Ultra is well positioned to benefit from this demand.

The order book, valued at over £575m, continues to provide Ultra with a high level of earnings visibility and provides the Group with its customary level of firm order cover for the next twelve months. Ultra remains committed to maintaining a high level of investment to drive future growth. This investment is both internal in programmes which have solid prospects, and external in acquisitions which have a proven track record and which can be acquired at value-enhancing prices.

In summary, Ultra's strong positioning, broad spread of activities, investments in growth markets and track record for delivery and service continue to give the Board confidence in the Group's prospects for the second half of 2007.

- Ends -

Enquiries:
Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Financial — 020 7067 0700
Susan Ellis/Louise Robson

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2007
Consolidated Income Statement

	Note	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Continuing operations				
Revenue	2	192,868	180,715	377,040
Cost of sales		(143,853)	(132,603)	(274,466)
Gross profit		49,015	48,112	102,574
Other operating income		1,694	761	1,505
Distribution costs		(345)	(321)	(810)
Administrative expenses		(24,676)	(23,839)	(48,569)
Other operating expenses		(202)	(1,132)	(753)
Profit from operations	2	25,486	23,581	53,947
Headline operating profit	3	26,991	25,253	57,509
Amortisation of intangibles arising on acquisition		(1,505)	(1,672)	(3,562)
Profit from operations		25,486	23,581	53,947
Investment revenue	4	1,470	4,915	4,939
Finance costs	5	(1,146)	(1,849)	(3,874)
Profit before tax		25,810	26,647	55,012
Headline profit before tax	3	26,243	23,778	54,915
Amortisation of intangibles arising on acquisition		(1,505)	(1,672)	(3,562)
Profit on fair value movements on derivatives		1,072	4,541	3,659
Profit before tax		25,810	26,647	55,012

Tax on profit on ordinary

activities	6	(6,969)	(7,461)	(15,404)
Profit for the period from continuing operations attributable to equity holders of the parent		18,841	19,186	39,608
Earnings per share (pence)				
From continuing operations				
Basic	8	27.8	28.5	58.8
Diluted	8	27.6	28.3	58.3

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2007
Consolidated Balance Sheet

	Note	At 30 June 2007 £'000	At 30 June 2006 £'000	At 31 December 2006 £'000
Non-current assets				
Intangible assets		149,458	150,726	149,758
Property, plant and equipment		22,138	21,346	20,814
Deferred tax assets		10,499	17,120	11,223
		182,095	189,192	181,795
Current assets				
Inventories		38,015	26,800	29,198
Trade and other receivables	10	82,584	72,682	83,599
Cash and cash equivalents		33,850	27,604	25,628
		154,449	127,086	138,425
Total assets	2	336,544	316,278	320,220
Current liabilities				
Trade and other payables	11	(101,003)	(88,768)	(110,235)
Tax liabilities		(7,052)	(9,854)	(7,387)
Obligations under finance leases		(23)	(29)	(22)
Short-term provisions		(7,540)	(5,482)	(10,459)
		(115,618)	(104,133)	(128,103)
Non-current liabilities				
Retirement benefit obligations		(35,837)	(46,113)	(35,143)
Other payables	11	(9,067)	(1,765)	(1,158)
Deferred tax liabilities		(2,680)	(1,280)	(2,830)
Obligations under finance leases		(39)	(57)	(48)
Bank overdrafts and loans		(39,735)	(58,517)	(32,722)
Long-term provisions		(6,013)	(7,838)	(2,825)
		(93,371)	(115,570)	(74,726)

	Note			
Total liabilities	2	(208,989)	(219,703)	(202,829)
Net assets		127,555	96,575	117,391
Equity				
Share capital	9	3,386	3,373	3,378
Share premium account		34,102	32,712	33,180
Own shares		(1,972)	(2,692)	(2,692)
Hedging and translation reserves		(6,657)	(3,487)	(4,837)
Retained earnings		98,696	66,669	88,362
Total equity attributable to equity holders of the parent		127,555	96,575	117,391

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2007
Consolidated Cash Flow Statement

	Note	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Net cash inflow from operating activities	12	15,687	15,961	49,550
Investing activities				
Interest received		361	523	1,216
Purchase of property, plant and equipment		(3,924)	(2,726)	(4,759)
Proceeds on disposal of property, plant and equipment		4	13	34
Expenditure on product development and other intangibles		(3,078)	(1,684)	(4,676)
Acquisition of subsidiary undertakings (net of cash acquired)		-	(4,443)	(7,799)
Net cash used in investing activities		(6,637)	(8,317)	(15,984)
Financing activities				
Issue of share capital		930	1,045	1,518
Purchase of Long-Term Incentive Plan shares		-	(513)	(513)
Dividends paid		(8,463)	(7,150)	(11,102)
Increase/(repayments) of borrowings		6,445	(13,167)	(36,315)
Repayments of obligations under finance leases		(8)	(17)	(33)
Net cash used in financing activities		(1,096)	(19,802)	(46,445)
Net increase/(decrease) in cash and cash equivalents		7,954	(12,158)	(12,879)
Cash and cash equivalents at				

beginning of period	25,628	40,193	40,193
Effect of foreign exchange rate changes	268	(431)	(1,686)
Cash and cash equivalents at end of period	33,850	27,604	25,628

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2007
Consolidated Statement of Recognised Income and Expense

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Exchange differences on translation of foreign operations	(1,820)	(2,497)	(3,847)
Actuarial gains on defined benefit pension schemes	-	-	7,827
Tax on items taken directly to equity	-	-	(1,923)
Gain on cash flow hedge	173	763	226
Net (expense)/income recognised directly in equity	(1,647)	(1,734)	2,283
Transfer to profit and loss on cash flow hedges	(31)	-	(28)
Profit for the period	18,841	19,186	39,608
Total recognised income and expense for the period attributable to equity holders of the parent	17,163	17,452	41,863

Ultra Electronics Holdings plc
Interim Results for the Six Months to 30 June 2007
Notes to the Interim Statement

1. General Information

The financial information contained in this statement does not constitute statutory accounts, as defined in section 240 of the Companies Act 1985, and has not been audited or reviewed. The unaudited accounts for the half years ended 30th June 2007 and 30th June 2006 have been prepared using accounting policies that are consistent with those used in the statutory accounts for the year ended 31 December 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Segment information

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
External revenue			
Aircraft & Vehicle Systems	49,493	45,583	93,907

Information & Power Systems	61,600	60,067	120,517
Tactical & Sonar Systems	81,775	75,065	162,616
	192,868	180,715	377,040
Profit from operations			
Aircraft & Vehicle Systems	7,682	6,867	13,190
Information & Power Systems	9,107	9,074	19,333
Tactical & Sonar Systems	10,202	9,312	24,986
	26,991	25,253	57,509
Amortisation of intangibles arising on acquisition	(1,505)	(1,672)	(3,562)
Profit from operations	25,486	23,581	53,947
Investment revenue	1,470	4,915	4,939
Finance costs	(1,146)	(1,849)	(3,874)
Profit before tax	25,810	26,647	55,012

	At 30 June 2007 £'000	At 30 June 2006 £'000	At 31 December 2006 £'000
Total assets by division			
Aircraft & Vehicle Systems	84,242	76,750	80,857
Information & Power Systems	71,139	62,356	68,656
Tactical & Sonar Systems	131,161	128,316	129,684
	286,542	267,422	279,197
Unallocated	50,002	48,856	41,023
Total assets	336,544	316,278	320,220

Unallocated assets represent deferred tax assets, derivatives at fair value, cash and cash equivalents.

	At 30 June 2007 £'000	At 30 June 2006 £'000	At 31 December 2006 £'000
Total liabilities by division			
Aircraft & Vehicle Systems	(34,563)	(27,645)	(36,032)
Information & Power Systems	(37,535)	(38,596)	(40,296)
Tactical & Sonar Systems	(49,693)	(37,557)	(46,792)
	(121,791)	(103,798)	(123,120)
Unallocated	(87,198)	(115,905)	(79,709)
Total liabilities	(208,989)	(219,703)	(202,829)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations, bank loans and overdrafts.

	At 30 June 2007 £'000	At 30 June 2006 £'000	At 31 December 2006 £'000
Revenue by geographical destination			
United Kingdom	82,537	70,782	150,645
Mainland Europe	17,390	15,405	35,700

North America	78,360	79,849	160,528
Rest of World	14,581	14,679	30,167
	192,868	180,715	377,040

3. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Profit from operations	25,486	23,581	53,947
Amortisation of intangibles arising on acquisition	1,505	1,672	3,562
Headline operating profit (a)	26,991	25,253	57,509
Profit before tax	25,810	26,647	55,012
Profit on fair value movements on derivatives	(1,072)	(4,541)	(3,659)
Amortisation of intangibles arising on acquisition	1,505	1,672	3,562
Headline profit before tax(b)	26,243	23,778	54,915
Cash generated by operations (see note 12)	23,507	23,328	66,414
Purchase of property, plant and equipment	(3,924)	(2,726)	(4,759)
Proceeds on disposal of property, plant and equipment	4	13	34
Expenditure on product development and other intangibles	(3,078)	(1,684)	(4,676)
Purchase of Long-Term Incentive Plan shares	-	(513)	(513)
Headline operating cash flow(c)	16,509	18,418	56,500

Headline operating profit at (a) above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in order book. To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit. Headline profit before tax as shown at (b) in the above table and adjusted earnings per share (see note 8) are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to fair value the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax ((b) in the above table) and adjusted earnings per share (see note 8) before changes in the valuation of these instruments so that the underlying operating performance of the Group can be seen more clearly.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses headline operating cash flow (c) rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

4. Investment revenue

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Bank interest	361	374	1,216
Fair value movement on derivatives	1,072	4,541	3,659
Retirement benefit scheme finance income	37	-	64
	1,470	4,915	4,939

5. Finance costs

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Amortisation of finance costs of debt	42	31	65
Interest payable on bank loans and overdrafts	1,134	1,816	3,835
Interest payable on finance leases	1	2	2
Transfers from equity on cash flow hedges	(31)	-	(28)
Total borrowing costs	1,146	1,849	3,874

6. Tax on profit on ordinary activities

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Current tax			
United Kingdom	4,098	4,474	7,812
Overseas	2,208	3,239	5,190
	6,306	7,713	13,002
Deferred tax			
United Kingdom	21	(378)	1,118
Overseas	642	126	1,284
	663	(252)	2,402

Total	6,969	7,461	15,404

7. Ordinary dividends

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000
Final dividend for the year ended 31 December 2006 of 12.6p (2005: 10.7p) per share	8,463	7,150
Proposed interim dividend for the year ended 31 December 2007 of 6.7p (2006: 5.9p) per share	4,514	3,980

The proposed interim dividend was approved by the Board after 30 June 2007 and has not been included as a liability as at 30 June 2007.

8. Earnings per share (pence)

	Six months to 30 June 2007	Six months to 30 June 2006	Year to 31 December 2006
From continuing operations			
Basic adjusted (see below)	28.2	25.5	58.4
Diluted adjusted (see below)	28.0	25.2	57.9
Basic	27.8	28.5	58.8
Diluted	27.6	28.3	58.3

The calculation of the basic, adjusted and diluted earnings per share is based on the following data:

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	18,841	19,186	39,608
Adjusted earnings			
Profit for the period from continuing operations	18,841	19,186	39,608
Profit on fair value movements on derivatives (net of tax)	(750)	(3,270)	(2,616)
Amortisation of intangibles arising on acquisition (net of tax)	986	1,204	2,349
Earnings for the purposes of adjusted earnings per share	19,077	17,120	39,341

The weighted average number of shares is given below:

	Six months to 30 June 2007	Six months to 30 June 2006	Year to 31 December 2006
Number of shares used for basic EPS	67,685,429	67,246,726	67,421,160
Number of shares deemed to be issued at nil consideration following exercise of share options	481,058	567,845	529,555
Number of shares used for fully diluted EPS	68,166,487	67,814,571	67,950,715

9. Share capital

171,613 shares, with a nominal value of £8,581, have been allotted in the first six months of 2007 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £930,502.

10. Trade and other receivables

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Trade receivables	43,586	45,874	52,783
Provisions against receivables	(797)	(686)	(640)
Net trade receivables	42,789	45,188	52,143
Amounts due from contract customers	28,642	20,367	23,072
Derivatives at fair value	5,653	4,132	4,172
Other receivables	5,500	2,995	4,212
	82,584	72,682	83,599

11. Trade and other payables

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Amounts included in current liabilities:			
Trade payables	44,346	29,848	37,868
Amounts due to contract customers	24,596	28,826	29,176
Derivatives at fair value	1,894	141	1,627
Other payables	30,167	29,953	41,564
	101,003	88,768	110,235

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Amounts included in non current liabilities:			
Other payables	9,067	1,765	1,158
	9,067	1,765	1,158

12. Cash flow information

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Profit from operations	25,486	23,581	53,947
Adjustments for:			
Depreciation of property, plant and equipment	2,631	3,249	5,530
Amortisation of intangible assets	2,338	1,942	6,258
Cost of equity-settled employee share schemes	537	685	648
Increase/(decrease) in post-employment benefit obligation	731	200	(259)
Loss on disposal of property, plant and equipment	15	-	21
Increase/(decrease) in provisions	161	(231)	2,553
Operating cash flows before movements in working capital	31,899	29,426	68,698
Increase in inventories	(8,764)	(1,620)	(3,419)
Decrease/(increase) in receivables	2,543	4,435	(6,929)
(Decrease)/increase in payables	(2,171)	(8,913)	8,064
Cash generated by operations	23,507	23,328	66,414
Income taxes paid	(6,710)	(5,540)	(13,032)
Interest paid	(1,110)	(1,827)	(3,832)
Net cash inflow from operating activities	15,687	15,961	49,550

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2007 £'000	Six months to 30 June 2006 £'000	Year to 31 December 2006 £'000
Net increase/(decrease) in cash and cash equivalents	7,954	(12,158)	(12,879)
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	(6,437)	13,184	36,348
Change in net debt arising from cash flows	1,517	1,026	23,469
Amortisation of finance costs of debt	(36)	(31)	(65)
Translation differences	(264)	2,283	3,709
Movement in net debt in the period	1,217	3,278	27,113

Net debt at start of period	(7,164)	(34,277)	(34,277)
Net debt at end of period	(5,947)	(30,999)	(7,164)

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:58 02-Aug-07
Number	4304B

RNS Number:4304B
Ultra Electronics Holdings PLC
02 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership & Dividend Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
R Sharma	11
A Jan-Janin	11
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £11.18

14. Date and place of transaction

01/08/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,587	1.56%
A Hamment	116,139	0.17%
F Hope	96,543	0.14%
D Jeffcoat	62,321	<0.1%
R Sharma	22,5550	<0.1%
A Jan-Janin	10,569	<0.1%
K Thomson	7,283	<0.1%

16. Date issuer informed of transaction

02/08/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

02/08/2007

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	13:59 02-Aug-07
Number	4321B

RNS Number:4321B
Ultra Electronics Holdings PLC
02 August 2007

02 August 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,729,282 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,729,282.

The above figure (67,729,282) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
David Jeffcoat, Group Finance Director	www.ultra-electronics.com
	information@ultra-electronics.com
Weber Shandwick Square Mile	020 7067 0700
Louise Robson	

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	17:11 06-Aug-07
Number	6162B

RNS Number:6162B
Ultra Electronics Holdings PLC
06 August 2007

Ultra Electronics Holdings plc

Ultra Electronics Long Term Incentive Plan

Director/PDMR Shareholding

LTIP awards

On the 3rd of August 2007 the following executive directors of the Company and other Persons Discharging Managerial Responsibility, were granted conditional awards entitling them to acquire ordinary shares of 5 pence in the Company under the Ultra Electronics Long Term Incentive Plan as follows:

Executive Director	Number of shares covered by Award
D Caster	29,259
A Hamment	12,874
F Hope	18,005
D Jeffcoat	18,005
A Jan-Janin	10,600
R Sharma	9,453
K Thomson	4,861

The awards will normally vest on the third anniversary of the grant date, subject to continued employment and the satisfaction of a total shareholder return performance condition.

No consideration was paid for the grant of the awards and no payment is due on the vesting of the awards.

Further information

The above notifications are made in accordance with DTR 3.1.4R(1)(a)

Name of contact and telephone number for queries: D Jeffcoat +44 (0)20 813 4321

For and on behalf of Ultra Electronics Holdings plc.

David Jeffcoat
Date: 6/8/2007

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	16:42 04-Sep-07
Number	2906D

RNS Number:2906D
Ultra Electronics Holdings PLC
04 September 2007

04 September 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,745,058 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,745,058.

The above figure (67,745,058) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
David Jeffcoat, Group Finance Director www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:46 04-Sep-07
Number	2920D

RNS Number:2920D
Ultra Electronics Holdings PLC
04 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
R Sharma	11
A Jan-Janin	10
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £11.81

14. Date and place of transaction

03/09/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,598	1.56%
A Hamment	116,150	0.17%
F Hope	96,554	0.14%
D Jeffcoat	62,332	<0.1%
R Sharma	22,561	<0.1%
A Jan-Janin	10,579	<0.1%
K Thomson	7,294	<0.1%

16. Date issuer informed of transaction

04/09/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/09/2007

END

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The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:36 02-Oct-07
Number	9746E

RNS Number:9746E
Ultra Electronics Holdings PLC
02 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
R Sharma	11
A Jan-Janin	12
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £11.08

14. Date and place of transaction

01/10/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,609	1.56%
A Hamment	116,161	0.17%
F Hope	96,565	0.14%
D Jeffcoat	62,343	<0.1%
R Sharma	22,572	<0.1%
A Jan-Janin	10,591	<0.1%
K Thomson	7,305	<0.1%

16. Date issuer informed of transaction

01/10/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

02/10/2007

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	13:38 02-Oct-07
Number	9748E

RNS Number:9748E
Ultra Electronics Holdings PLC
02 October 2007

02 October 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,777,139 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,777,139.

The above figure (67,777,139) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:14 02-Oct-07
Number	9796E

RNS Number:9796E
Ultra Electronics Holdings PLC
02 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Canadian Savings Related Stock Option Plan

3. Period of return:

From: 01/04/2007 To: 30/09/2007

4. Balance under scheme from previous return:

29,179

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

322

7. Balance under scheme not yet issued/allotted at end of period:

28,857

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,777,139

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:16 02-Oct-07
Number	9800E

RNS Number:9800E
Ultra Electronics Holdings PLC
02 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Company Share Option Plan

3. Period of return:

From: 01/04/2007 To: 30/09/2007

4. Balance under scheme from previous return:

95,234

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

33,420

7. Balance under scheme not yet issued/allotted at end of period:

61,814

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,777,139

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:19 02-Oct-07
Number	9807E

RNS Number:9807E
Ultra Electronics Holdings PLC
02 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Executive Share Option Scheme

3. Period of return:

From: 01/04/2007 To: 30/09/2007

4. Balance under scheme from previous return:

200,580

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

66,926

7. Balance under scheme not yet issued/allotted at end of period:

133,654

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,777,139

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:20 02-Oct-07
Number	9814E

RNS Number:9814E
Ultra Electronics Holdings PLC
02 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Sharesave Scheme

3. Period of return:

From: 01/04/2007 To: 30/09/2007

4. Balance under scheme from previous return:

24,081

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

0

7. Balance under scheme not yet issued/allotted at end of period:

24,081

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,777,139

Name of contact D Jeffcoat
Position Company Secretary
Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 JAN 23 A 9:07

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:22 02-Oct-07
Number	9821E

RNS Number:9821E
Ultra Electronics Holdings PLC
02 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics United States Savings Related Stock Option Plan

3. Period of return:

From: 01/04/2007 To: 30/09/2007

4. Balance under scheme from previous return:

67,024

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

27,569

7. Balance under scheme not yet issued/allotted at end of period:

39,455

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,777,139

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

END

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	18:03 04-Oct-07
Number	1975F

RNS Number:1975F
Ultra Electronics Holdings PLC
04 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

A J Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A J Walker

8 State the nature of the transaction

Purchase in Mr Walker's name as a trustee of the McKechnie FURBS for A J Walker, a Funded Unapproved Retirement Benefit Scheme of which Mr Walker is a beneficiary.

9. Number of shares, debentures or financial instruments relating to shares acquired
A J Walker 70

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
A J Walker <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£11.53

14. Date and place of transaction

03/10/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
A J Walker 13,867 0.02%

16. Date issuer informed of transaction

03/10/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Garbett-Edwards Tel: +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/10/2007

END

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The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:24 22-Oct-07
Number	1308G

RNS Number:1308G
Ultra Electronics Holdings PLC
22 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

D Jeffcoat

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

D Jeffcoat

8 State the nature of the transaction

Sale of shares for personal reasons.

9. Number of shares, debentures or financial instruments relating to shares acquired

D Jeffcoat 20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Jeffcoat <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£232,072

14. Date and place of transaction

22/10/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Jeffcoat 42,343 0.06%

16. Date issuer informed of transaction

22/10/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Garbett-Edwards Tel: +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

22/10/2007

END

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The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	11:22 26-Oct-07
Number	4348G

RNS Number:4348G
Ultra Electronics Holdings PLC
26 October 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Dividend Shares	
D Caster		9
A Hamment		9
F Hope		9
D Jeffcoat		9
R Sharma		9
A Jan-Janin		3
K Thomson		9

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Dividend Shares at £12.39586

14. Date and place of transaction

25/10/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,618	1.56%
A Hamment	116,170	0.17%
F Hope	96,574	0.14%
D Jeffcoat	42,352	<0.1%
R Sharma	22,581	<0.1%
A Jan-Janin	10,594	<0.1%
K Thomson	7,314	<0.1%

16. Date issuer informed of transaction

25/10/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

26/10/2007

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:54 31-Oct-07
Number	7672G

RNS Number:7672G
Ultra Electronics Holdings PLC
31 October 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation

Legal & General Group Plc

4. Full name of shareholder(s) (if different from 3)

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different)

17 October 2007

6. Date on which issuer notified:

30 October 2007

7. Threshold(s) that is/are crossed or reached:

From 3% - 4%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Ind
Ord GBP 5p	2,512,870	2,512,870	2,744,578	2,744,578		4.01	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,744,578	4.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Name of shareholder	Current holding
Legal & General Group Plc (Direct and Indirect) (Group)	Not Disclosed
Legal & General Investment Management (Holdings)Limited (LGIMH) (Direct and Indirect)	Not Disclosed
Legal & General Investment Management Limited (Indirect) (LGIM)	Not Disclosed
Legal & General Group Plc (Direct) (L&G)	2,744,578 - 4.04% = LGAS, LGPL, PMC
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	2,423,073 - 3.57% = PMC
Legal & General Insurance Holdings Limited (Direct) LGIH	Not Disclosed
Legal & General Assurance (Pensions Management Limited (PMC)	2,423,073 - 3.57% = PMC
Legal & General Assurance Society Limited (LGAS & LGPL)	Not Disclosed
Legal & General Pensions Limited (Direct) (LGPL)	Not Disclosed

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 67,777,139

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

31/10/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:17 01-Nov-07
Number	8605G

RNS Number:8605G
Ultra Electronics Holdings PLC
01 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
R Sharma	10
A Jan-Janin	10
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Dividend Shares at £12.40

14. Date and place of transaction

01/11/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,628	1.56%
A Hamment	116,180	0.17%
F Hope	96,584	0.14%
D Jeffcoat	42,362	<0.1%
R Sharma	22,591	<0.1%
A Jan-Janin	10,604	<0.1%
K Thomson	7,324	<0.1%

16. Date issuer informed of transaction

01/11/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

01/11/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	11:46 02-Nov-07
Number	9174G

RNS Number:9174G
Ultra Electronics Holdings PLC
02 November 2007

02 November 2007

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,835,005 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,835,005.

The above figure (67,835,005) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	11:17 30-Nov-07
Number	8724I

RNS Number:8724I
Ultra Electronics Holdings PLC
30 November 2007

30 November 2007

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,846,948 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,846,948.

The above figure (67,846,948) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:31 04-Dec-07
Number	1447J

RNS Number:1447J
Ultra Electronics Holdings PLC
04 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster

A Hamment

F Hope

D Jeffcoat

A Jan-Janin

R Sharma

K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
R Sharma	11
A Jan-Janin	10
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	< 0.1%
A Hamment	< 0.1%
F Hope	< 0.1%
D Jeffcoat	< 0.1%
R Sharma	< 0.1%
A Jan-Janin	< 0.1%
K Thomson	< 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £11.78

14. Date and place of transaction

03/12/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,639	1.56%
A Hamment	116,191	0.17%
F Hope	96,595	0.14%
D Jeffcoat	42,373	< 0.1%
R Sharma	22,602	< 0.1%
A Jan-Janin	10,614	< 0.1%
K Thomson	7,335	< 0.1%

16. Date issuer informed of transaction

04/12/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/12/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Trading Update
Released	07:01 18-Dec-07
Number	1188K

RNS Number:1188K
Ultra Electronics Holdings PLC
18 December 2007

Embargoed until 0700 18 December 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its preliminary results for the year ending 31 December 2007, which will be announced on 25 February 2008.

The Group expects that revenue for the full year will be greater than £400m and that margins will be maintained, despite the continuing currency headwind. As a result the Board anticipates that Ultra's profits will be in line with current market expectations.

It is anticipated that operating cash flow will be stronger in the second half of the year than in the first. The Group has announced four acquisitions in the year; Criticom, Telemus, Atkins and BCF Designs for which the total cash consideration payable in the year will be about £30m including expenses. Despite this Ultra's net debt is expected to be below £30m at the year-end. The combined revenue of these acquisitions on a full-year basis for 2007 would have been about £20m.

Ultra's strong positioning on platforms and programmes, its broad spread of activities, continuing investments in growth markets and track record for delivery and service give the Board confidence in the Group's prospects for 2008.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Louise Robson / James White	

Notes to editors:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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I. Public Documents
C. Information published/distributed

Ref	Date	News Headline
I.C.52	12/06/2007	Ultra Electronics agrees to acquire Criticom Inc. for $33m
I.C.53	22/06/2007	Ultra Electronics wins £8m contract for integrated ship's combat surveillance system
I.C.54	28/06/2007	Site Visit
I.C.55	02/07/2007	Ultra to demonstrate enhanced anti-submarine warfare capability
I.C.56	05/07/2007	Ultra to acquire Canadian Battlespace IT Company Telemus
I.C.57	12/07/2007	Ultra completes acquisition of Criticom Inc.
I.C.58	14/08/2007	Ultra sells surface ship torpedo defence systems to Turkish Navy
I.C.59	23/10/2007	US $45m Contract win
I.C.60	23/10/2007	US $20m Contract win
I.C.61	15/11/2007	Acquisition
I.C.62	26/11/2007	Contract win
I.C.63	03/12/2007	Acquisition

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 12-Jun-07
Number	1708Y

RNS Number:1708Y
Ultra Electronics Holdings PLC
12 June 2007

Embargoed until 0700 12 June 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra agrees to acquire Criticom Inc. for $33m

Ultra announces that it has agreed to acquire Criticom Inc. ("Criticom") for an initial cash consideration of $28.0m. An additional cash payment of up to $5.0m will be payable if certain performance based measures are achieved by 30 June 2008. The closing of the transaction is subject to CFIUS approval and to completion of the Exon-Florio review process and is expected to occur within 45 days. The acquisition of Criticom will be financed using Ultra's existing facilities and is expected to be accretive to 2007 earnings. In the year ended 31 December 2006, Criticom achieved sales of $19.3m.

Criticom is a business employing approximately 40 people in Lanham, Maryland, USA. The main activity of the company is the design, supply and support of custom, secure and non-secure video conferencing solutions. Criticom systems operate using Internet Protocol (IP) and Integrated Services Digital Network (ISDN) protocols and can include embedded National Security Agency (NSA) Type 1 encryption. The systems are sold into the defence, federal, state and local government market sectors. Criticom also provides turnkey support to a number of common-user secure video conferencing networks including a process of managing technology refreshes when appropriate.

Criticom has strong synergies with Ultra's existing Tactical Communication Systems and DNE Technologies businesses and is highly complementary to the Group's tactical communication and data link market positions. Criticom will operate as a business within Ultra's Tactical & Sonar Systems division.

Douglas Caster, Chief Executive of Ultra, commented:
"Criticom is a company that complements Ultra's existing battlespace IT and secur communication systems capabilities. The acquisition of Criticom broadens still further Ultra's range of specialist solutions that help provide information superiority in support of current operations in the US and worldwide."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:00 26-Jun-07
Number	9907Y

RNS Number:9907Y
Ultra Electronics Holdings PLC
26 June 2007

26 June 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins £8m contract for integrated ship's combat and surveillance system

VT Shipbuilding International has selected Ultra to supply the integrated combat and surveillance system to be fitted to the three offshore patrol vessels for which VT signed a contract with the Trinidad and Tobago government in April 2007. Ultra's contract is valued at over £8m. It is expected that a separate contract for the support phase will be finalised later this year.

Ultra will supply its OSIRIS(R) combat and surveillance system which has been developed specifically for patrol vessels supporting operations to counter terrorism, smuggling and piracy and the policing of economic exclusion zones. Such vessels carry armament ranging from 25mm guns for self defence and up to 40mm for armed interdiction. The offshore patrol vessels being supplied by VT for the Trinidad and Tobago Defence Force Coastguard are 90m long and carry a single 30mm gun and two 25mm guns.

Ultra's OSIRIS(R) system integrates the surface and air surveillance radars together with an advanced electro-optical surveillance capability in order to enhance the crew's situational awareness. The OSIRIS(R) system also provides the vessel's command and control and gun fire control capability.

Ultra has worked closely with VT over several years to develop jointly a version of OSIRIS(R) optimised for the Trinidad and Tobago vessels.

The system will be integrated and delivered by Ultra's Command & Control Systems business in partnership with radar specialist Terma A/S of Denmark and Ultra's SML Technologies business.

The first vessel is due to be handed over by VT to the customer in 2009 and the third vessel by the end of 2010.

Douglas Caster, Chief Executive of Ultra commented:
"We are very pleased to be selected by VT Shipbuilding and by the Trinidad and Tobago Coastguard for delivery of this key capability to these vessels. This contract is another example of Ultra successfully innovating to provide cost effective system solutions for customers around the world."

- Ends -

integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Site Visit
Released	07:00 28-Jun-07
Number	1663Z

RNS Number:1663Z
Ultra Electronics Holdings PLC
28 June 2007

Embargoed until 0700 28 June 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Site Visit

Ultra is today hosting a site visit for investors and analysts to its Sonar & Communications Systems business in Greenford. The purpose of the visit is to provide a greater understanding of Ultra's activities in airborne target acquisition and designation systems, complex artillery weapons, sea mine countermeasures and through-water communication systems.

No material new information will be disclosed during the presentations.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:01 02-Jul-07
Number	4000Z

RNS Number:4000Z
Ultra Electronics Holdings PLC
02 July 2007

Embargoed until 0700 2 July 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA TO DEMONSTRATE ENHANCED ANTI-SUBMARINE WARFARE CAPABILITY

Ultra announces the award to its Sonar & Communication Systems business of a contract worth about £4 million by the UK MoD to demonstrate an enhanced ability to detect submerged submarines. This capability, known as Multi-Static Active (MSA), processes signals from a mixture of active and passive sonobuoys dropped in a pattern in order to improve the ability to find modern, quiet diesel-electric submarines.

The demonstration, to be performed on behalf of the Nimrod Integrated Project Team within the MoD Defence Equipment & Support, will deploy a fully operational airborne capability using a Nimrod MR2 maritime patrol aircraft. Data will be gathered from a series of dedicated trial flights in order to inform a decision regarding fitting the capability on the new Nimrod MRA4 fleet. The demonstration, which builds on earlier work undertaken by Ultra and its partner General Dynamics, Canada, will be completed and final reports submitted in early 2009.

Ultra, as coordinating design authority for the Nimrod acoustic processing suite, will manage the trials, gather and assess the trials data and provide the necessary sonobuoys. This extended assessment, if successful, will provide the world's first airborne multi-static, electro-acoustic search system in operational service.

\- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis

END

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The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 05-Jul-07
Number	6913Z

RNS Number:6913Z
Ultra Electronics Holdings PLC
05 July 2007

Embargoed until 0700 5 July 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA TO ACQUIRE CANADIAN BATTLESPACE IT COMPANY TELEMUS

Ultra's Tactical Communications Systems business, based in Montreal, Quebec, announces that it has agreed to acquire Telemus Inc. Telemus is an established Ottawa-based company specialising in the supply of Intelligence, Surveillance and Reconnaissance (ISR) and Electronic Countermeasures (ECM)/Electronic Warfare (EW) systems. Telemus has sold its products and systems in Canada, Asia and Europe.

Telemus, which employs 11 people at its facility in Kanata, Ontario (near Ottawa) will be integrated into Ultra's Tactical Communication Systems business, which is part of the Group's Tactical & Sonar Systems division.

Terms of the purchase are not disclosed but the acquisition will be financed using Ultra's existing facilities.

Douglas Caster, Chief Executive of Ultra Electronics, commented:
"I am very pleased to have acquired Telemus. With its strong growth potential in the ISR and EW areas, it is an excellent addition to the broad range of Ultra's battlespace IT specialist activities."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Completion of Acquisition
Released	07:00 12-Jul-07
Number	1075A

RNS Number:1075A
Ultra Electronics Holdings PLC
12 July 2007

Embargoed until 0700 12 July 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Completes Acquisition of Criticom Inc.

Ultra announces that it has completed the acquisition, originally announced on 12 June, of Criticom Inc. ("Criticom") for an initial cash consideration of US$28.0m. An additional cash payment of up to $5.0m will be payable if certain performance based measures are achieved by 30 June 2008. The closing of the acquisition followed the successful completion of US regulatory review and approvals.

Criticom is a business employing approximately 40 people in Lanham, Maryland, USA. The main activity of the company is the design, supply and support of custom, secure and non-secure video conferencing solutions. Criticom systems operate using Internet Protocol (IP) and Integrated Services Digital Network (ISDN) protocols and can include embedded National Security Agency (NSA) Type 1 encryption. The systems are sold into the defence, federal, state and local government market sectors. Criticom also provides turnkey support to a number of common-user secure video conferencing networks including a process of managing technology refreshes when appropriate.

Criticom has strong synergies with Ultra's existing Tactical Communication Systems and DNE Technologies businesses and is highly complementary to the Group's tactical communication and data link market positions

The acquisition of Criticom was financed using Ultra's existing facilities and is expected to be accretive to 2007 earnings. In the year ended 31 December 2006, Criticom achieved sales of $19.3m.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and

products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:01 14-Aug-07
Number	0242C

RNS Number:0242C
Ultra Electronics Holdings PLC
14 August 2007

Embargoed until 0700 14 August 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA SELLS SURFACE SHIP TORPEDO DEFENCE SYSTEMS TO TURKISH NAVY

Ultra has been awarded a contract on behalf of the Turkish Navy for its Sea Sentor Surface Ship Torpedo Defence (SSTD) system, which protects vessels from torpedo attacks. The initial contract, for one system plus support for the Turkish Navy's MILGEM ship programme, is worth €3 million, with a further eleven ships planned to be built. Ultra will supply an adaptation of the SSTD systems supplied to, and in service with, the Royal Navy. The contract was awarded to Ultra by Havelsan on behalf of the MILGEM consortium, with whom Ultra will work closely.

Ultra's Sea Sentor system detects and locates incoming torpedoes, gives tactical advice on ship manoeuvres and provides capabilities to decoy or defeat the torpedo threat. It consists of a towed array which pays out from a winch situated at the stern of the vessel and streams in the sea. It includes a flexible towed body acoustic decoy and a passive acoustic sensor. The incoming torpedoes, tracked by the system using the passive acoustic towed array, are diverted away from the vessel by the decoy. The system also includes expendable acoustic decoys which are launched from the vessel's port and starboard launchers as directed by the evasive tactics.

There are three main adaptations of Sea Sentor for the Turkish requirement. These are remote operation of the winch from the bridge, additional sonar displays for the operator interface and the introduction of an interface to allow the acoustic decoys to be programmed whilst in the launcher.

Douglas Caster, Chief Executive of Ultra, commented:
"This is a significant contract award as it is the first export sale of Ultra's SSTD system and one that has been secured in open, international competition. I understand this contract to be the first significant sale by a UK defence company to Turkey since 1999. It is another example of Ultra providing innovative system solutions to customers worldwide."

\- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	US$45m Contract Win
Released	07:01 23-Oct-07
Number	1593G

RNS Number:1593G
Ultra Electronics Holdings PLC
23 October 2007

Embargoed until 0700 — 23 October 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS $45M CONTRACTS TO SUPPLY ADVANCED COMMUNICATION EQUIPMENT TO US ARMY AND MARINE CORPS

Ultra announces that it has received contracts worth over $45m to supply its advanced battlespace IT equipment to the US Army and Marine Corps. Its Tactical Communication Systems ("TCS") business in Montreal, Canada has won contracts worth over $40m to supply enhanced tactical radios to the US Army and US Marine Corps. The contracts have been awarded by the Canadian Commercial Corporation acting on behalf of the US Department of Defense. Ultra will supply upgraded versions of its High Capacity Line of Sight (HCLOS) radios that already form the core of the wideband tactical radios system used by US armed forces engaged in land operations.

The first contract is worth $33m and is for radios and associated equipment for the US Army's Warfighter Information Network - Transformation (WIN-T) programme. The second contract, worth $10m, is for radios and other equipment for the highly transportable AN/MRC-142 communication systems used by the US Marine Corps.

In addition, Ultra's DNE Technologies ("DNE") business based in Wallingford, Connecticut, US has received a contract valued at over $3m to provide its specialist communications network access control and data management equipment as part of the same AN/MRC-142 renewal programme.

Ultra's advanced radio products serve as the backbone of a modern tactical line-of-sight communication network. They provide secure battlefield trunk telephone and high capacity data telecommunication services to link battlefield theatre commanders and their combat forces. The system accommodates ethernet networks, e-mail and near-real-time video transmissions in addition to the usual voice communications. Ultra's tactical communications systems are secure, recognising that attempts will constantly be made to intercept radio traffic or to jam transmissions.

Douglas Caster, Chief Executive of Ultra, commented:

"Ultra continues to enhance the capabilities of the battlespace IT products it supplies to the US and other armed forces around the world. WIN-T is a major programme to enhance US military communications capabilities and I am pleased that Ultra's well-proven high capacity radios are a key part of it. For the MRC-142 renewal programme, both TCS and DNE will supply advanced, reliable tactical communications equipment that will enhance the warfighting capabilities of the US Marine Corps."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	US$20m Contract Win
Released	07:01 23-Oct-07
Number	1596G

RNS Number:1596G
Ultra Electronics Holdings PLC
23 October 2007

Embargoed until 0700 23 October 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins US$20m ASW equipment contract for US Navy

Ultra announces that its Flightline Systems business, based in Rochester, New York, USA, has been awarded a multi-year contract by Lockheed Martin to provide state-of-the-art, software-defined sonobuoy receivers for the US Navy's MH-60R ("Romeo") Anti-Submarine Warfare ("ASW") helicopter programme. The contract for the first production lot of sonobuoy receivers is worth about US$4m and the full contract value is $21m. In addition, the contract contains priced options, which can be exercised over the six year contract term, which total an additional US$38m.

Sonobuoy receivers are fitted to fixed and rotary wing aircraft that perform the ASW role. Sonobuoys are expendable acoustic sensors that are deployed in the sea to detect submarines. Sonobuoys transmit signals which are detected by the sonobuoy receivers that comprise part of the mission system in ASW aircraft. The signals are then processed by the mission system to determine submarine type, range, bearing and other information.

Ultra is the world's leading supplier of sonobuoy receivers and provides systems for maritime patrol aircraft, anti-submarine warfare helicopters and surface combatants world wide. Ultra also supplies the majority of the free world's sonobuoys.

For the MH-60R programme, Ultra will supply sonobuoy receivers configured with the advanced Sonobuoy Positioning System ("SPS"), a feature that allows the helicopter to determine the position of the deployed sonobuoys from some distance, thereby enhancing its operational flexibility. In addition to SPS, the Ultra sonobuoy receiver will include sophisticated features that enhance the potential of the receiver for use in other, non-ASW applications within an advanced mission system.

Douglas Caster, Chief Executive of Ultra, commented:
"The commitment of the US Navy to procuring over two hundred MH-60 Romeo helicopters for anti-submarine warfare helps underpin future demand for ASW products, not just the mission equipment such as receivers but also the sonobuoys that will be consumed once the Romeo is in service. Ultra is pleased to be supplying its innovative system solutions to Lockheed Martin and to the US Navy for this prestigious programme."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321

Douglas Caster, Chief Executive
David Jeffcoat, Group Finance Director
www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Financial
Susan Ellis / Louise Robson
020 7067 0700

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:01 15-Nov-07
Number	7567H

RNS Number:7567H
Ultra Electronics Holdings PLC
15 November 2007

Embargoed until 0700 15 November 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Atkins & Partners Ltd for £4m

Ultra announces the acquisition of Atkins & Partners Ltd ("Atkins") for a consideration of £4m.

Atkins, established in 1991 and based near Doncaster, UK, specialises in the supply of software solutions for emergency planning, command & control, crisis & incident management and computer based training & briefing. Atkins's customer base includes the MoD, central government, police and other emergency services.

Ultra has worked closely with Atkins since 2004 and its specialist software is a key element of the command and control system being provided by Ultra at Halifax Port, Nova Scotia, Canada.

The acquisition of Atkins will be financed using Ultra's existing facilities and is expected to be earnings accretive in 2008.

Atkins will become part of Datel, a business within Ultra's Aircraft & Vehicle Systems division.

Douglas Caster, Ultra's Chief Executive, commented:
"I am pleased to see Atkins become part of the Ultra Group following a period of successful teaming. Its addition to Ultra's portfolio enhances the Group's ability to provide modern homeland security solutions for which there is an increasing demand worldwide."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:01 26-Nov-07
Number	4361I

RNS Number:4361I
Ultra Electronics Holdings PLC
26 November 2007

Embargoed until 0700 26 November 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS £6M RAIL POWER EQUIPMENT CONTRACT

Ultra announces that its PMES business, based in Rugeley, Staffordshire, has been awarded a contract worth in excess of £6 million for its specialist trackside electrical power equipment. This contract is part of Network Rail's continuing process of renewing and upgrading the infrastructure of its rail network. The equipment will be delivered over a two-year period commencing in 2008.

Ultra's scope of work under this contract includes the design and supply of 56 Transformer Rectifier Units (TRUs) and 14 associated protection panels. The contract contains an option for the purchase another 5 TRUs. These units are required to replace ageing equipment with new, higher power devices. As the train operators introduce into service more modern rolling stock, with air conditioning, electric doors and additional safety features, demand for electrical power increases. This effect is especially apparent in Network Rail's south eastern territory where the density of rail traffic is at its highest and where growth in passenger demand remains strong.

Douglas Caster, Chief Executive of Ultra, commented:

"Ultra has a proven record as a supplier of advanced trackside power equipment to Network Rail and played a significant role in the major power supply upgrade for the south east region a few years ago. We now look forward to being a valued partner to Network Rail in the continuing process of maintaining a modern, reliable rail system power infrastructure."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 03-Dec-07
Number	9431I

RNS Number:9431I
Ultra Electronics Holdings PLC
03 December 2007

Embargoed until 0700 3 December 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires BCF Designs Ltd for £12.5m

Ultra announces the acquisition of BCF Designs Ltd ("BCF") for a cash consideration, subject to net asset adjustment on completion, of £12.5m.

BCF specialises in the design and production of electronic test solutions for the military and civil aerospace markets. Its customers include the UK MoD, the US DoD and many other defence agencies worldwide together with commercial customers such as Boeing, Lockheed Martin and BAE Systems. BCF's niche areas of activity include customised equipment to test aircraft fuel systems, avionic data bus networks and protective filters for electronic systems. The test equipment is able to test many aircraft types and BCF also supplies the interconnecting wiring harnesses which are tailored to suit specific variants of each aircraft. In addition, BCF provides a full range of customer training, equipment calibration and support services.

BCF, established in 1992, employs forty people in Cirencester, UK and four at its marketing and support centre in Virginia, US. Organisationally, BCF will be part of Ultra's Electrics business which is based in Cheltenham within the Group's Aircraft & Vehicle Systems division.

The acquisition of BCF will be financed using Ultra's existing banking facilities and is expected to be accretive to earnings in 2008.

Douglas Caster, Chief Executive of Ultra, commented:
"BCF's products complement Ultra's existing fixed and rotary wing military aircraft systems and wiring harness capabilities. The acquisition of BCF augments Ultra's range of specialist solutions by supplying equipment that provides a safety, test and validation capability in support of many types of military and civil aircraft worldwide."

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Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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